Confidential Draft Submission No. 3 submitted to the Securities and Exchange Commission on October 30, 2014
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Securities Act File No. 377-00209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 3 to
Form N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TERRA INCOME FUND 6, INC.

(Exact name of registrant as specified in charter)

805 Third Avenue
8th Floor
New York, New York 10022
(212) 753-5100

(Address and telephone number, including area code, of principal executive offices)

Bruce D. Batkin
Terra Income Fund 6, Inc.
805 Third Avenue
8th Floor
New York, New York 10022

(Name and address of agent for service)

COPIES TO:

Rosemarie A. Thurston
Martin H. Dozier
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309-3424
Tel: (404) 881-7000
Fax: (404) 253-8447

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box): ☐ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	100,000,000 Shares of Common Stock	$10.00	$1,000,000,000	$136,400

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated October 30, 2014

Terra Income Fund 6, Inc.

Maximum Offering of 100,000,000 Shares of Common Stock
Minimum Offering of 200,000 Shares of Common Stock

We are a specialty finance company that invests primarily in commercial real estate loans, preferred equity investments and certain commercial real estate-related debt securities of private companies. Our investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders. We are a non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company under the Investment Company Act of 1940, as amended, and to elect and to qualify to be taxed as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are externally managed by Terra Income Advisors, LLC, or Terra Income Advisors, a private investment firm that is registered as an investment adviser with the Securities and Exchange Commission, or SEC. Our advisor is responsible for making investment decisions for our portfolio.

Through our affiliate, Terra Capital Markets, LLC, our dealer manager, we are offering up to 100,000,000 shares of our common stock in this offering at an initial offering price of $10.00 per share. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 of our common stock. Because this is our initial public offering, there has been no public market for, or historical valuation of, our common stock. We will not sell any shares of our common stock unless we raise gross offering proceeds of $2,000,000 from this offering within one year from the date of this prospectus, which we refer to as the minimum offering requirement. See “Plan of Distribution.” Pending satisfaction of this condition, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers’ benefit, pending release to us. If we do not meet the minimum offering requirement within one year from the date of this prospectus, we will promptly return all funds in the escrow account (including interest), and we will stop this offering. We will not deduct any fees or expenses if we return funds from the escrow account. Pursuant to an initial capitalization and subsequent private placement, Terra Capital Partners, LLC, or Terra Capital Partners, has purchased an aggregate of $175,000 of shares of our common stock at $9.00 per share, which price represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. Terra Capital Partners has also committed to purchase an additional $275,000 of shares of our common stock from this offering at $9.00 per share, also net of selling commissions and dealer manager fees. This purchase will close upon commencement of this offering. As a result, gross offering proceeds of $450,000 will be immediately available to us.

We are offering our shares on a continuous basis at a current offering price of $10.00 per share; however, to the extent that our net asset value, or NAV, increases, we will sell at a price necessary to ensure shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share. In the event of a material decline in our NAV per share, which we consider to be a 2.5% decrease below our then-current net offering price, we will reduce our offering price to establish a new net offering price not more than 2.5% above our NAV per share. Persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a specified number of shares of common stock and, as a result, may receive fractional shares of our common stock. We intend to file post-effective amendments to the registration statement, of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years from the date of this prospectus.

•	You should not expect to be able to sell your shares regardless of how we perform.
•	If you are able to sell your shares, you will likely receive less than your purchase price.
•	We do not intend to list our shares on any national securities exchange during or for a significant time after the end of the offering, and we do not expect a secondary market in the shares to develop.
•	We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase.
•	You should consider that you may not have access to the money you invest for an indefinite period of time.
•	An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”
•	Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Distributions funded from a return of capital are not funded from our net profit. Any profits returned to stockholders through distributions will be distributed after payment of fees and expenses.
•	We have not identified specific future investments that we will make with the proceeds of this offering and you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock. As a result, our offering may be considered a “blind pool” offering.

Most public, non-listed vehicles provide for a finite life, requiring a liquidity event to be completed within a certain period of time following the completion of the vehicle’s offering stage. Because we expect to originate substantially all of our commercial real estate loans and real estate-related debt securities, we are able to customize the terms of our investments to match the expected term of our company prior to liquidation and thus to be repaid within five years from the termination of this offering. As a result, assuming normal market conditions, we expect that we will be able to return our stockholders’ capital contributions following the repayment to us of our debt investments within a reasonable period of time subsequent to the termination of this offering, and our investment strategy does not therefore require us to consummate a liquidity event to return our stockholders’ capital contributions. However, there is no assurance that our investments will be repaid or sold, or that, if pursued, a liquidity event will take place upon favorable terms. Therefore, an investment in our shares is not suitable if you expect to require short-term liquidity from your investments. See “Share Repurchase Program” and “Liquidity Strategy.”

We invest in securities that might be rated below investment grade by rating agencies or that might be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 30 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.

An investment in our shares is not suitable for all investors. See “Suitability Standards” for information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering.

We will issue shares of our common stock on a continuous basis in this offering. As a result, your ownership in us is subject to dilution. See “Risk Factors — Risks Related to an Investment in Our Common Stock.”

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us at 805 Third Avenue, 8th Floor, New York, New York, 10022 or by calling us collect at (855) 858-0100 or by visiting our affiliated website at www.tcp-us.com. In addition, the contact information provided above may be used by you to make stockholder inquiries. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We have not been in the business described in this prospectus for at least three years; however, our affiliate, Terra Capital Partners, has been in the business of making investments in commercial real estate loans, preferred equity investments and certain real estate-related debt securities of private companies for approximately ten years. Except as specifically required by the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Per Share	Minimum Offering Amount	Maximum Offering Amount
Price to Public(1)	$10.00	$2,000,000	$1,000,000,000
Sales Load(2)	$1.00	$200,000	$100,000,000
Net Proceeds (Before Expenses)(3)	$9.00	$1,800,000	$900,000,000

(1)	Assumes all shares are sold at the current offering price of $10.00 per share, which is subject to adjustment based upon, among other things, our NAV per share.
(2)	“Sales Load” includes selling commissions of 7.0% and dealer manager fees of 3.0%. Under certain circumstances as described in this prospectus, selling commissions and the dealer manager fee may be reduced or waived. See “Plan of Distribution.”
(3)	We estimate that we will incur approximately $30,000 of offering-related expenses if the minimum number of shares of common stock is sold and approximately $15,000,000 of offering-related expenses if the maximum number of shares is sold.

Because you will pay a sales load of up to 10% and offering expenses of up to 1.5%, for each $100 you invest in our shares and pay the full sales load, at least $88.50 but less than $90.00 of your investment will actually be used by us for investments. As a result, based on the current public offering price of $10.00, you would have to experience a total return on your investment of approximately 13% in order to recover these expenses. See “Estimated Use of Proceeds” on page 57.

The date of this prospectus is            , 2014.

Terra Capital Markets, LLC

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a continuous offering process.

Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of up to $1,000,000,000 in shares of our common stock, including, to the extent permitted under the rules and regulations of the SEC, by filing an amendment to the registration statement with the SEC if our NAV declines more than 10% from our NAV as of the effective date of the registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews such amendment, until the registration statement, as amended, is declared effective.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

You should rely only on the information contained in this prospectus. Neither we nor the dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus.

SUITABILITY STANDARDS

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our shares, which means that it may be difficult for stockholders to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of Terra Income Advisors and (e) the tax consequences of the investment.

We will not sell shares to investors residing in the states listed below unless they meet the special suitability standards:

Alabama — In addition to the suitability standards above, this investment will only be sold to Alabama residents that represent they have a liquid net worth of at least ten times their investment in this program and its affiliates.

Idaho — Each investor who resides in the state of Idaho must have either (i) an annual income of $85,000 and a net worth of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s investment in us and any affiliated non-traded business development companies shall not exceed 10% of his or her liquid net worth. For these purposes, liquid net worth is the portion of an investor's net worth that is cash, cash equivalents and readily marketable securities.

i

Iowa — In addition to the suitability standards above, Iowa requires that each Iowa investor limit his or her investment in non-traded business development companies, including his or her investment in our common shares and in our affiliates, to a maximum of 10% of his or her liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with generally acceptable accounting principles applicable in the United States.

Kansas — In addition to the suitability standards above, it is recommended by the Office of the Securities Commissioner that Kansas investors limit their aggregate investment in the securities of the issuer and other non-traded business development companies to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with generally acceptable accounting principles applicable in the United States.

Maine — In addition to the suitability standards above, the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar non-traded business development companies not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — In addition to the suitability standards above, Massachusetts investors may not invest over 10% of their liquid net worth in this offering and in other illiquid direct participation programs.

New Jersey — New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000 or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development programs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — In addition to the suitability standards above, the State of New Mexico requires that each New Mexico investor will limit his or her investment in non-traded business development companies, including his or her investment in our common shares and in our affiliates, to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth that is comprised of cash, cash equivalents and readily marketable securities.

North Dakota — In addition to the suitability standards relating to net income and net worth, North Dakota investors must represent that they have a net worth of at least ten times their investment in us.

Ohio — In addition to the suitability standards above, the state of Ohio requires that each Ohio investor limit his or her investment in our shares of common stock, in our affiliates and in other non-traded business development companies to not more than 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Oklahoma — In addition to the suitability standards above, purchases of our common shares by Oklahoma investors should not exceed 10% of their net worth (not including home, home furnishings and automobiles).

Oregon — In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in us and our affiliates to a maximum of 10% of his or her net worth.

For additional information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering, see “Suitability Standards.”

ii

iii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” and the “Company” refer to Terra Income Fund 6, Inc. In addition, the terms “Terra Income Advisors” and “our advisor” refer to Terra Income Advisors, LLC, “Terra Capital Markets” refers to Terra Capital Markets, LLC, and the term “Terra Income Funds” refers to Terra Secured Income Fund, LLC, Terra Secured Income Fund 2, LLC, Terra Secured Income Fund 3, LLC, Terra Secured Income Fund 4, LLC, Terra Secured Income Fund 5, LLC and Terra Secured Income Fund 5 International.

Terra Income Fund 6, Inc.

We are a newly organized, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. As such, we are required to comply with certain regulatory requirements. See “Regulation.” We are externally managed by Terra Income Advisors, a private investment firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Terra Income Advisors will be responsible for identifying, evaluating and negotiating the structure of our investments and making investment decisions on our behalf, according to asset allocation and other guidelines set by our board of directors. In addition, we intend to elect to be treated for federal income tax purposes for our taxable year in which we commence operations, and intend to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

Investment Objectives and Strategy

Our primary investment objectives are:

•	to pay attractive and stable cash distributions; and
•	to preserve, protect and return capital contributions to stockholders.

We may also seek to realize growth in the value of our investments by timing their sale to maximize value.

Our investment strategy is to use substantially all of the proceeds of this offering to originate, acquire and manage a diversified portfolio consisting of (1) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, (2) preferred equity investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act and (3) select commercial real estate-related debt securities, such as commercial mortgage-backed securities, or CMBS, or collateralized debt obligations, or CDOs; provided, however, that we will select all investments after considering our continual ability to qualify to be treated as a RIC.

We will seek to structure, acquire and maintain a portfolio of investments that generate a stable income stream to enable us to pay attractive and consistent cash distributions to our stockholders. We intend to directly structure, underwrite and originate most of our investments, as this provides us with the best opportunity to invest in loans that satisfy our standards, establish a direct relationship with the borrower and optimize the terms of our investments; however, we may acquire existing loans from the originating lender should our advisor determine such an investment is in our best interest. We may hold our investments until their scheduled maturity dates or we may sell them if we are able to command favorable terms for their disposition. We believe that our investment strategy will allow us to pay attractive and stable cash distributions to our stockholders and to preserve, protect and return our stockholders’ capital contributions.

Our advisor’s management team has extensive experience in originating, acquiring, structuring, managing and disposing of real estate-related loans similar to the types of loans in which we intend to invest. In order to meet our investment objectives, we will seek to:

•	focus primarily on the origination of new loans;
•	focus on loans backed by properties in the United States;
•	invest primarily in fixed rate rather than floating rate loans, but we reserve the right to make debt investments that will bear interest at a floating rate;
•	invest in loans expected to be repaid within one to five years;
•	maximize current income;
•	lend to creditworthy borrowers;
•	lend on properties that are expected to generate sustainable cash flow;
•	maximize diversification by property type, geographic location, tenancy and borrower;
•	source off-market transactions;
•	focus primarily on small- to mid-sized loans of $3 million to $20 million;
•	invest in loans not exceeding 80% of the current value of the underlying property; and
•	hold investments until maturity unless, in our advisor’s judgment, market conditions warrant earlier disposition.

While we expect that the size of each of our investments will generally range between $3 million and $20 million, our investments may vary proportionately as the size of our capital base changes and will ultimately be at the discretion of our advisor, subject to oversight by our board of directors. Prior to raising substantial capital, we may make smaller investments and invest a larger portion of our capital base in cash and cash items (including receivables) and U.S. government securities to enable us to acquire assets that meet our desired investment profile and to meet certain RIC qualification requirements under the Code.

To enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of our advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See “Risk Factors — Risks Related to Debt Financing” for a discussion of the risks inherent in employing leverage.

About Terra Income Advisors

Our advisor is a subsidiary of our affiliate, Terra Capital Partners, a New York-based real estate capital management firm that has been in the business of making investments in commercial real estate loans, preferred equity investments, and certain real estate-related debt securities of private companies for approximately ten years. See “— About Terra Capital Partners.” Our advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by the same personnel that form the investment and operations team of Terra Capital Partners. See “Management,” “Risk Factors — Risks Related to Terra Income Advisors and Its Affiliates” and “Certain Relationships and Related Party Transactions.”

The management of our investment portfolio is the responsibility of Terra Income Advisors and its executive officers. The investment committee of Terra Income Advisors will approve each new investment that we make. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, our board of directors will annually review the compensation we pay to our advisor and its performance during the preceding 12 months to determine that the compensation paid to our advisor is reasonable in relation to the nature and quality of the services performed, and that the provisions of the investment advisory and administrative services agreement are carried out. See “Investment Advisory and Administrative Services Agreement.”

About Terra Capital Partners

Terra Capital Partners, the parent company of our advisor, is a real estate finance and investment company based in New York City, and has engaged in the origination and management of debt and equity investments in approximately 296 properties of all major property types throughout the United States since it was formed in 2001 and commenced operations in 2002. These investments have been made in 34 states and have been secured by approximately 14.5 million square feet of office properties, 3.1 million square feet of retail properties, 4.2 million square feet of industrial properties, 2,480 hotel rooms and 20,352 apartment units. The value of the properties underlying these investments was approximately $5.6 billion based on appraised values as of the closing dates. As of the date of this prospectus, Terra Capital Partners and its affiliates employed 33 persons.

Terra Capital Partners is led by the chairman of our board of directors, Simon J. Mildé, and our chief executive officer, Bruce D. Batkin, and employs a team of highly experienced real estate, finance and securities professionals with an average of over 25 years’ experience in global real estate transactions. The management of Terra Capital Partners has broad-based, long-term relationships with major financial institutions, property owners and commercial real estate service providers. The Terra Capital Partners management personnel have worked together as a team engaged in the business of making investments in commercial real estate loans, preferred equity investments and certain real estate-related debt securities of private companies for approximately ten years, building on their prior experience in commercial real estate investment, finance, development and asset management with many of the top international real estate and investment banking firms, including Jones Lang Wootton (now Jones Lang LaSalle Incorporated), Merrill Lynch & Co., Inc., Donaldson, Lufkin and Jenrette Securities Corporation (now Credit Suisse (USA) Inc.) and ABN Amro Bank N.V. Please see “Management — Directors and Executive Officers” for biographical information regarding these individuals. We believe that the active and substantial ongoing participation of Terra Capital Partners in the real estate finance market, and the depth of experience and disciplined investment approach of its management team will allow our advisor to successfully execute our investment strategy.

Terra Private Funds

Through its affiliates, Terra Capital Partners has managed the operations of multiple private real estate investment funds, which we refer to collectively as the Terra private funds, which were formed to originate, acquire and manage real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States.

Terra Capital Partners was formed in 2001 and commenced operations in 2002 and acted as investment manager for the first Terra private fund in 2003. As a result, Terra Capital Partners has extensive experience in originating, acquiring and managing investments of the type we intend to make, in all types of real estate financial markets and all phases of the economic cycle. We intend to capitalize on the expertise that Terra Capital Partners has developed during economic expansions, peaks, contractions, troughs and recoveries. We will rely on the experience that its management has in determining when to enter and exit certain real estate-related investments based on market and economic conditions and future economic prospects.

The Terra private funds may be categorized as the pre-2007 Terra private funds and post-2007 Terra private funds. The post-2007 Terra private funds are referred to as the Terra Income Funds.

You should not consider the performance of any of the Terra private funds as indicative of our future performance.

The Pre-2007 Terra Private Funds

In 2003, Terra Capital Partners began serving as sub-advisor to its first investment program. It helped form and became the investment manager of Rubicon Mezzanine Loan Fund I and Rubicon Mezzanine Loan Fund II (together, RMLF I & II), both private Delaware limited liability companies that focused exclusively on the origination and management of mezzanine loans and preferred equity investments backed by income-producing properties in the United States, as well as Rubicon U.S. REIT, Inc., a private real estate investment trust, or REIT, organized in Delaware that focused exclusively on the acquisition and management of high quality income-producing properties in the United States. The pre-2007 Terra private funds are RMLF I & II and Rubicon U.S. REIT, Inc.

In 2007, the management of Terra Capital Partners became concerned that certain conditions in the real estate finance market were contributing to a “bubble” and were thus inflating certain real estate and real estate-related investments beyond their intrinsic value. This concern led the management of Terra Capital Partners to conclude that the expected future cash flows from these investments, as well as the creditworthiness of the borrowers relative to the terms of the investments, did not warrant the values reflected in the prices of these investments. This overvaluation, it believed, could have an impact on all real estate and real estate-related investments, including those owned by the pre-2007 Terra private funds. From 2003 to 2007, Terra Capital Partners owned a 50% economic interest in the revenue of the company that managed the pre-2007 Terra private funds. The remaining 50% interest was held by a distribution partner of Terra Capital Partners. Based on its views regarding the prevailing market conditions, in June 2007, prior to the credit crisis, Terra Capital Partners sold 100% of its investment management interest in the pre-2007 Terra private funds. As such, Terra Capital Partners had no “legacy assets” at the time the markets for real estate-related investments suffered significant declines and today has no “pre-credit crisis” legacy assets.

The Terra Income Funds

In 2009, following the collapse of the real estate-related investment markets and the capital markets generally, Terra Capital Partners determined that the market conditions were providing significant investment opportunities for sophisticated alternative providers of capital, such as itself, to generate favorable returns for potential investors. Accordingly, the management of Terra Capital Partners decided to sponsor a series of private real estate income funds to capitalize on the available investment opportunities and the favorable investment terms that it could demand from borrowers seeking capital for commercial real estate. These private real estate funds were formed to originate, fund, acquire and structure real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States. These six Terra Income Funds are Terra Secured Income Fund, LLC, Terra Secured Income Fund 2, LLC, Terra Secured Income Fund 3, LLC, Terra Secured Income 4, LLC, Terra Secured Income Fund 5, LLC and Terra Secured Income Fund 5 International.

Terra Secured Income Fund.  Terra Capital Advisors, LLC, or Terra Capital Advisors, an affiliate of our advisor and Terra Capital Partners, has been responsible for managing the operations and investments of Terra Secured Income Fund, LLC, or Terra Secured Income Fund, since that fund’s inception. On July 20, 2009, Terra Secured Income Fund commenced its offering of up to $20,000,000 in units of limited liability company membership interests, which was subsequently increased to a maximum offering of $40,000,000. Terra Secured Income Fund ended its offering period on April 18, 2011, after raising approximately $31.9 million from an aggregate of 499 investors.

Terra Capital Advisors originated 18 fixed rate loans and preferred equity investments for Terra Secured Income Fund, 11 of which have been pre-paid. As of the date of this prospectus, substantially all of the net offering proceeds of Terra Secured Income Fund have been invested.

Terra Secured Income Fund 2.  Terra Capital Advisors has also been responsible for managing the operations and investments of Terra Secured Income Fund 2, LLC, or Terra Secured Income Fund 2, since that fund’s inception. On May 5, 2011, Terra Secured Income Fund 2 commenced its offering of up to $30,000,000 in units of limited liability company membership interests, which was subsequently increased to a maximum offering of $40,000,000. Terra Secured Income Fund 2 ended its offering period on December 27, 2011, after raising approximately $34.5 million from an aggregate of 499 investors.

Terra Capital Advisors originated 14 fixed rate loans and preferred equity investments for Terra Secured Income Fund 2, six of which have been pre-paid. As of the date of this prospectus, substantially all of the net offering proceeds of Terra Secured Income Fund 2 have been invested.

Terra Secured Income Fund 3.  Terra Capital Advisors has also been responsible for managing the operations and investments of Terra Secured Income Fund 3, LLC, or Terra Secured Income Fund 3, since that fund’s inception. On January 5, 2012, Terra Secured Income Fund 3 commenced its offering of up to

$30,000,000 in units of limited liability company membership interests, which was subsequently increased to a maximum offering of $40,000,000. Terra Secured Income Fund 3 ended its offering period on September 18, 2012, after raising approximately $39.3 million from an aggregate of 490 investors.

Terra Capital Advisors originated eight fixed rate loans and preferred equity investments for Terra Secured Income Fund 3, one of which has been pre-paid. As of the date of this prospectus, substantially all of the net offering proceeds of Terra Secured Income Fund 3 have been invested.

Terra Secured Income Fund 4.  Terra Capital Advisors 2, LLC, or Terra Capital Advisors 2, an affiliate of our advisor, Terra Capital Partners and Terra Capital Advisors, has been responsible for managing the operations and investments of Terra Secured Income Fund 4, LLC, or Terra Secured Income Fund 4, since that fund’s inception. On September 28, 2012, Terra Secured Income Fund 4 commenced its offering of up to $50,000,000 in units of limited liability company membership interests, which was subsequently increased to a maximum offering of $90,000,000. Terra Secured Income Fund 4 ended its offering period on July 31, 2013, after raising approximately $88.7 million from 848 investors.

Terra Capital Advisors 2 originated 13 fixed rate loans and preferred equity investments for Terra Secured Income Fund 4, one of which has been prepaid. As of the date of this prospectus, substantially all of the net offering proceeds of Terra Secured Income Fund 4 have been invested.

Terra Secured Income Fund 5.  Terra Capital Advisors 2 has also been responsible for managing the operations and investments of Terra Secured Income Fund 5, LLC, or Terra Secured Income Fund 5, since that fund’s inception. On August 8, 2013, Terra Secured Income Fund 5 commenced its offering of up to $100,000,000 in units of limited liability company membership interests, which was subsequently increased to a maximum offering of $160 million. As of the date of this prospectus, Terra Secured Income Fund 5 has raised approximately $116.6 million from approximately 1,200 investors.

Terra Capital Advisors 2 originated 10 fixed rate loans and preferred equity investments for Terra Secured Income Fund 5. As of the date of this prospectus, approximately $68.5 million of the net offering proceeds of Terra Secured Income Fund 5 have been invested.

Terra International.  Terra Capital Advisors has also been responsible for managing the operations and investments of Terra Secured Income Fund 5 International, or Terra International, since that fund’s inception. On June 20, 2014, Terra International commenced its offering of up to U.S. $25,000,000 in shares of the Cayman Islands exempted company. As of the date of this prospectus, Terra International has raised approximately $24.2 million from approximately 164 investors.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks associated with an investment in our shares:

•	We are a new company with no operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.
•	We have not identified specific future investments that we will make with the proceeds of this offering and you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock. As a result, our offering may be considered a “blind pool” offering.
•	Prior to raising substantial capital, we may be required to keep a significant portion of our offering proceeds in cash and cash items (including receivables) and U.S. government securities to enable us to acquire assets that meet our desired investment profile and to meet certain RIC qualification requirements. As a result, until we have raised substantial capital, your return may be lower due to the lower rates available on cash and cash items and U.S. government securities.
•	Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, you may not be able to sell your shares.

•	We may invest in securities that are rated below investment grade by rating agencies or that would likely be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
•	We intend to qualify as a RIC for federal income tax purposes but may fail to do so. Such failure would subject us to federal income tax on our taxable income (which would not be reduced by dividends we distribute), which would have a material adverse effect on our financial performance.
•	We may pay distributions from offering proceeds, borrowings or the sales of assets to the extent our cash flow from operations, net investment income or earnings are not sufficient to fund declared distributions. We have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make distributions.
•	Economic activity in the United States was adversely impacted by the global financial crisis of 2008 and has yet to fully recover. These conditions may make it more difficult for us to achieve our investment objectives.
•	The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.
•	An investment strategy focused primarily on privately held real estate companies presents certain challenges, including the lack of available information about these companies.
•	A lack of liquidity in certain of our investments may adversely affect our business.
•	Our advisor has not previously managed a publicly registered company, a BDC or a RIC and may not be able to successfully operate our business or achieve our investment objectives.
•	There is a risk that investors in our common stock may not receive distributions or that our distributions will not grow over time.
•	We may suspend or terminate our share repurchase program at any time.
•	Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, it is possible that a portion of the distributions that we make will represent a return of capital to you for tax purposes. Distributions funded from a return of capital are not funded from our net profit.
•	Because we must distribute at least 90% of our “investment company taxable income” in order to satisfy the annual distribution requirement to maintain our qualification as a RIC, we will be unable to use those funds to make new investments. As a result, we will likely need to continually raise cash or borrow to fund new investments that we would otherwise acquire using the taxable income that we are required to distribute. At times, the sources and terms of funding may not be available to us on acceptable terms, if at all.
•	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.
•	A significant portion of our portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is uncertainty as to the value of our portfolio investments.
•	We invest primarily in commercial real estate loans and other loans related to or secured by commercial real estate in the United States. The collateral securing these investments may decrease in value or lose substantial value over time, which may lead to a loss in principal.
•	The potential for our advisor to earn incentive fees under the investment advisory and administrative services agreement may create an incentive for it to recommend investments that are riskier or more speculative than would otherwise be in our best interests, and, since the base management fee is based on gross assets, our advisor may have an incentive to increase portfolio leverage in order to earn higher base management fees.

•	This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make.
•	Our advisor and its affiliates face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in our stockholders’ best interests.
•	The purchase price at which you purchase shares will be determined at each semi-monthly closing date. As a result, such purchase price may be higher than the prior semi-monthly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior semi-monthly closing price.
•	We expect to borrow funds to make investments. As a result, we would be exposed to the risks of borrowing, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities.
•	A stockholders’ interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.
•	Our board of directors may change our operating policies, objectives or strategies without prior notice or stockholder approval, the effects of which may be adverse.

See “Risk Factors” beginning on page 30 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Market Opportunity

General

Commercial real estate is a capital-intensive business that relies heavily on the availability of credit to develop, acquire, maintain and refinance commercial properties. The turmoil in the U.S. mortgage market that commenced in 2008 has diminished the availability of new credit for commercial real estate. Although credit availability has increased over the past several years, we believe that a more risk-averse credit culture, tighter underwriting standards, changes in the regulatory environment and the high number of existing loans on overleveraged properties, many of which were acquired at premium prices prior to the 2008 downturn, will continue to constrain the lending capacity of large commercial banks and traditional providers of capital. In the face of this constrained lending capacity, a large volume of commercial real estate loans originated at the market peak will mature over the next several years. The confluence of these two conditions — reduced lending by traditional lenders and an increased volume of maturing loans requiring refinancing proceeds — has created opportunities for alternative lenders such as our company.

Those financial institutions still willing to provide capital may not provide sufficient proceeds to many borrowers, and many loans that previously would have been provided by a single lender often will require multiple lenders. This provides us, as an alternative lender, with an immediate opportunity to augment loans provided by traditional lenders with subordinated debt and preferred equity — often at lower property valuations, lower loan-to-value ratios and higher returns than prior to the economic crisis. We believe this opportunity will continue for the foreseeable future.

Reductions in the supply of traditional commercial real estate loans, along with the failures or retrenchment of many banks and financial institutions that historically satisfied much of the demand for debt financing, as well as current lending practices that are more conservative than those prevailing prior to the economic crisis (despite the recovery in real estate fundamentals), have created a compelling opportunity to originate attractively structured and priced commercial real estate financing.

Mezzanine loans and preferred equity investments today are financing portions of the real estate capital structure previously funded by lower cost senior mortgage financing. Mezzanine loans generally take the form of a subordinated loan secured by a pledge of the ownership interests of an entity than owns commercial real estate, and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. These loans are subordinate to both first and subordinated mortgage loans but provide the potential for superior risk-adjusted returns. Mezzanine loans may be either short- or long-term and may be fixed or floating. We believe the opportunity to generate attractive risk-adjusted returns through investment in mezzanine loans and preferred equity investments as well as certain first mortgage loans and bridge loans, will continue for the foreseeable future, given the prospect of impending mortgage maturities and relatively limited sources of mortgage financing.

One of our competitive advantages relative to many existing real estate investment vehicles is our management team’s sale of 100% of its investment management interests in June 2007, prior to the credit crisis. Thus, neither Terra Capital Partners nor any of its affiliates is burdened by a “pre-credit crisis legacy portfolio” of lower-return or problem assets. In comparison, management teams with a pre-credit crisis legacy portfolio are often distracted by asset management, workouts, foreclosures and litigation. We believe this competitive advantage, along with our management team’s experience, track record, judgment and capabilities, will facilitate our ability to execute our investment strategy and benefit from the current market opportunities.

Targeted Investments

Our investment strategy is to use substantially all of the proceeds of this offering to originate, acquire and manage a diversified portfolio consisting of (1) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, including mezzanine loans, first and second lien mortgage loans, subordinated mortgage loans, bridge loans and other commercial real estate-related loans, including loans related to or secured by high quality commercial real estate in the United States, (2) preferred equity investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act; and (3) select commercial real estate-related debt securities, such as CMBS or CDOs; provided, however, that we will select all investments after considering our continued ability to qualify to be treated as a RIC.

Commercial Real Estate-Related Loans

We intend to originate, acquire and manage mezzanine loans, first and second lien mortgage loans, subordinated mortgage loans, bridge loans and other commercial real estate-related loans, including loans related to or secured by high quality commercial real estate in the United States. We expect to directly structure, underwrite and originate most of our investments. By originating loans directly, we will be able to structure and underwrite loans that satisfy our standards, establish a direct relationship with the borrower and optimize the terms of our investments. We will use conservative underwriting criteria, and our underwriting process will involve comprehensive financial, structural, operational and legal due diligence to assess the risks of investments so that we can optimize pricing and structuring.

Preferred Equity Investments

These are investments in preferred membership interests in entities that own commercial real estate and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. We may also participate with other entities in these investments through joint ventures, partnerships and other types of common ownership or participations, subject to the limitations imposed by the 1940 Act.

Commercial Real Estate-Related Debt Securities

We may also invest in commercial real estate-related debt securities such as CMBS and CDOs, as well as any other debt security that we believe will provide us with a favorable risk-adjusted return. CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a partial or entire pool of commercial mortgage loans. CMBS can be structured as pass-through securities, in which the cash flows generated by the collateral pool are passed on pro rata to investors after netting for servicer or other fees, or in which cash flows are distributed to multiple classes of securities following a predetermined distribution waterfall, giving priority to selected classes and subordinating other classes. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as CMBS or mezzanine loans. In a CDO the assets are pledged to a trustee for the benefit of the holders of the bonds. CDOs may direct all interest payments to one class of security (called an interest only security) and all principal payments, including pre-paid principal, to another class of security. CDOs are typically issued in multiple tranches with varying risk/reward attributes in which some classes are subordinate to others in priority of payment. Both CMBS and CDOs are subject to all of the same risks as the underlying real estate assets.

Characteristics of and Risks Related to Investments in Private Companies

We intend to invest primarily in the debt and preferred equity of privately held real estate companies within the United States. Investments in private companies generally pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet their obligations under their credit agreements or instruments. Second, the investments themselves may often be illiquid. The securities of many of the companies in which we intend to invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity. These investments also may be difficult to value because little public information generally exists about private companies. We must therefore rely on the ability of our advisor to obtain adequate information through its due diligence efforts to evaluate the creditworthiness of, and risks involved in, investing in these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules and regulations that govern public companies that are designed to protect investors.

Investment Limitations

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with our advisor in transactions originated by it or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our advisor or its affiliates in accordance with existing regulatory guidance and the allocation policies of our advisor and its affiliates, as applicable. However, we are permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We intend to seek exemptive relief from the SEC to engage in co-investment transactions with our advisor and its affiliates. Prior to obtaining exemptive relief, we also intend to co-invest alongside our advisor and its affiliates in accordance with existing regulatory guidance. While we desire to receive exemptive relief from the SEC, there can be no assurance that we will obtain such exemptive relief.

Plan of Distribution

This is a continuous offering of up to $1,000,000,000 in shares of our common stock as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement, of which this prospectus is a part that are subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of shares but intends to use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000. We will not sell any shares of our common stock unless we meet the minimum offering requirement within one year from the date of this prospectus.

We are offering our shares on a continuous basis at a current offering price of $10.00 per share. However, to the extent that our NAV increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share. In the event of a material decline in our NAV per share, which we consider to be a 2.5% decrease below our then-current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our NAV per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our affiliated website at www.tcp-us.com.

Terra Capital Markets acts as our dealer manager in connection with the sale of shares registered in this offering. It was formed in 2002 and is an affiliate of our advisor.

Capital Contribution by Terra Capital Partners

Pursuant to an initial capitalization and subsequent private placement, Terra Capital Partners has purchased an aggregate of $175,000 of shares of our common stock at $9.00 per share, which price represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. Terra Capital Partners has also committed to purchase an additional $275,000 of shares of our common stock from this offering at $9.00 per share, also net of selling commissions and dealer manager fees. This purchase will close upon commencement of this offering. As a result, gross offering proceeds of $450,000 will be immediately available to us. The gross offering proceeds from this purchase will be included for purposes of determining whether we have satisfied our minimum offering requirements. See “Plan of Distribution.”

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our shares, which means that it may be difficult for stockholders to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of Terra Income Advisors and (e) the tax consequences of the investment.

For additional information, including special suitability standards for residents of certain states, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.
•	Complete the execution copy of the subscription agreement provided by your financial representative. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.
•	Deliver a check for the full purchase price of the shares of our common stock being subscribed for, along with the completed subscription agreement, to the selected broker-dealer or registered investment adviser. Prior to our meeting the minimum offering requirement, you should make your check payable to “UMB Bank, N.A., as escrow agent for Terra Income Fund 6, Inc.” If we do not meet the minimum offering requirement within one year from the date of this prospectus, we will promptly return all funds in the escrow account to subscribers (including interest), and we will stop offering common shares. Subsequent to our meeting the minimum offering requirement, you should make your check payable to “UMB Bank, N.A. as agent for Terra Income Fund 6, Inc.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan (which may be for the amount of the distribution).
•	By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

We will accept subscriptions on the first business day of each month and the first business day following the 15th day of each month. Shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our first of two semi-monthly closings. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our first of two semi-monthly closings for the sale of shares in this offering.

Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected within 15 days of receipt by us and, if rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive a final prospectus.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in our targeted assets in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. We have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to our stockholders however, pursuant to Section 19 of the 1940 Act we are prohibited from paying distributions from offering proceeds except under certain circumstances. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers. Pending investment of the proceeds raised in this offering, we intend to invest the net proceeds primarily in cash, cash equivalents or short-term securities consistent with our BDC election and our intention to elect to be taxed as a RIC. See “Estimated Use of Proceeds.”

Distributions

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a monthly or quarterly basis and aggregate and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using daily record dates, and each stockholder’s distributions will begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. From time to time at the discretion of our board of directors, we may also pay special interim distributions in the form of cash or shares of our common stock. For example, our board of directors may periodically authorize stock dividends in order to reduce our NAV per share if necessary to ensure that we do not sell shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share, in compliance with the 1940 Act.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions; however, pursuant to Section 19 of the 1940 Act we are prohibited from paying distributions from offering proceeds except under certain circumstances. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of common stock. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to our advisor. Each year a statement on Form 1099-DIV identifying the source of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be mailed to our stockholders. See “Material U.S. Federal Income Tax Considerations.” There can be no assurance that we will be able to pay distributions at a specific rate or at all.

We intend to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to reinvest their distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under our distribution reinvestment plan will nevertheless remain taxable to a U.S. stockholder. If a stockholder holds shares in the name of a broker or financial intermediary, he or she should contact the broker or financial intermediary regarding his or her election to reinvest distributions in additional shares of our common stock under our distribution reinvestment plan.

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate our distribution payment dates so that the same price that is used for the semi-monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under our distribution reinvestment plan. In such case, your reinvested distributions will be used to purchase shares at a price equal to 95% of the price that shares are sold in the offering at the semi-monthly closing immediately following the distribution payment date and such price may represent a premium to our NAV per share. See “Distribution Reinvestment Plan.” No commissions or fees will be assessed on purchases pursuant to our distribution reinvestment plan.

Share Repurchase Program

Because of the illiquidity of the shares of our common stock, stockholders should not expect to be able to sell their shares promptly or at a desired price. See “Share Repurchase Program.”

To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. Our quarterly repurchases will be conducted on such terms as may be determined by our board of directors in its sole and absolute discretion unless, in the judgment of the independent directors on our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first semi-monthly closing for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and will not be made through this prospectus.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we will limit the number of shares to be repurchased in any calendar quarter to 2.5% of the weighted average number of shares outstanding in the prior calendar year, or 10% in each calendar year, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase such shares at a price equal to 90% of the current offering price in effect on each date of repurchase.

If you wish to tender your shares for repurchase by us, you must either tender at least 25% of the shares you have purchased or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 in shares of our common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and our compliance with the RIC qualification and diversification rules promulgated under the Code.

While we intend to conduct quarterly tender offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time.

Advisory Fees

Our advisor is compensated for its services. Under the investment advisory and administrative services agreement, our advisor is entitled to a fee consisting of two components — a base management fee and an incentive fee. The base management fee is payable quarterly in arrears and is calculated at an annual rate of 2.0% of the average value of our gross assets.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and equals 20% of our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to 2.0% per quarter, or an annualized hurdle rate of 8.0%. As a result, our advisor will not earn this incentive fee for any quarter until our pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 2.0%. Once our pre-incentive fee net investment income in any quarter exceeds the hurdle rate, our advisor will be entitled to a “catch-up” fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until our pre-incentive fee net investment income for such quarter equals 2.5% of adjusted capital, or 10.0% annually. This “catch-up” feature allows our advisor to recoup the fees foregone as a result of the hurdle rate. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.5% of adjusted capital, the subordinated incentive fee on income will equal 20.0% of pre-incentive fee net investment income. See “Investment Advisory and Administrative Services Agreement — Advisory Fees — Incentive Fee.”

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from our portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we will accrue (but not pay) for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period. See “Investment Advisory and Administrative Services Agreement” for a more detailed description.

Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, our board of directors will annually review the compensation we pay to our advisor and its performance during the preceding 12 months to determine that the compensation paid to our advisor is reasonable in relation to the nature and quality of the services performed, and that the provisions of the investment advisory and administrative services agreement are carried out. See “Investment Advisory and Administrative Services Agreement.”

Administration

Our advisor is reimbursed for administrative expenses it incurs on our behalf. See “Administrative Services.”

Conflicts of Interest

Terra Income Advisors and certain of its affiliates may experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

•	The directors, officers and other personnel of our advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating Terra Capital Partners and the Terra Income Funds;

•	The compensation payable by us to our advisor and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law and our charter and bylaws. Such compensation is payable, in most cases, whether or not our stockholders receive distributions;
•	We may compete with certain affiliates for investments, including Terra Capital Partners and the Terra Income Funds, subjecting our advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf;
•	Regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our stockholders, our advisor will receive base management fees in connection with the management of our portfolio;
•	Because our dealer manager, Terra Capital Markets, is an affiliate of our advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;
•	From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients for which our advisor provides investment management services or carries on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients;
•	Our advisor and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may compete with us and may involve substantial time and resources of our advisor; and
•	We may seek to engage in co-investment or other affiliated transactions with our advisor and its affiliates, including the Terra Income Funds. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our advisor will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate.

Liquidity Strategy

As a public, non-listed investment vehicle, our shares are not listed on a national securities exchange. We do not intend to list our shares on a national securities exchange and do not expect a public market to develop for them in the foreseeable future. We believe that a non-listed structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view.

Most public, non-listed investment vehicles provide for a finite life, requiring a liquidity event to be completed within a certain period of time following the completion of the vehicle’s offering stage. A liquidity event is generally defined to include (1) a listing of the fund’s shares on a national securities exchange, (2) the sale of all or substantially all of the fund’s assets followed by a liquidation or (3) a merger or transaction approved by the board of directors in which the stockholders receive cash or shares of a publicly traded company. Because most public, non-listed investment vehicles hold investments with no maturity date (such as real estate) or a maturity date that may not coincide with the termination of the offering (such as a long-term commercial loan or a debt security purchased in an over-the-counter market), investors in these vehicles are dependent on a future liquidity event and prevailing capital market conditions to receive a return of their capital.

We are distinguished from other public, non-listed vehicles because of the nature of the investments we intend to make, which are primarily commercial real estate loans and real estate-related debt securities that we intend to originate. Loan origination is characterized as the involvement by a provider of capital in all stages of the loan process, from marketing the loan, negotiating and structuring the loan and finally closing.

We expect to originate substantially all of our commercial real estate loans and real estate-related debt securities, so we are able to customize the terms of our investments in order to be repaid within five years from the termination of this offering. While the loans that we intend to originate will have maturity dates ranging from one to ten years, we expect those loans with a maturity greater than ten years will nevertheless be repaid much sooner. As an alternative provider of capital, and due to the market conditions described above in “—Market Opportunity,”we expect that our borrowers will be willing to pay interest rates that are generally above the rates charged by conventional lenders, such as banks, insurance companies and securitized lenders. Because these interest rates are higher than those charged by conventional lenders, these borrowers will seek to repay these loans prior to maturity, either through cash flow from operations or through a refinancing. As a result, we believe that even those loans with a maturity longer than five years will be repaid well before the expected maturity dates.

In addition, the secondary market for commercial real estate loans, and leveraged loans generally, is well established in the United States. The most liquid commercial real estate and leveraged loans are (i) originated by an established lender, (ii) made to commercial or industrial borrowers and (iii) secured by a first-priority or second lien on the borrower’s property. The commercial real estate loans that we intend to originate meet this criteria. As a result, we expect that there will be an active secondary market for us to sell loans on favorable terms even if certain loans are not repaid prior to maturity. As a result, assuming normal market conditions, we expect that we will be able to return our stockholders’ capital contributions subsequent to the repayment to us or the liquidation of our debt investments within a reasonable period of time following the termination of this offering, and our investment strategy does not require us to consummate a liquidity event such as a listing of our shares for trading on a securities exchange or sale of our company in order to return our stockholders’ capital contributions.

While we expect this offering to continue for only two to three years and do not expect to require a liquidity event to return our stockholders’ capital contributions, we are not required to cease offering shares to the public after two to three years. Rather, under the federal securities laws we are permitted to extend the period in which we are engaged in a continuous public offering for an indefinite period by registering our shares for sale in follow-on offerings. We therefore have no finite date by which we are required to provide liquidity for our stockholders. Accordingly, an investment in our shares is not suitable if you expect to require short-term liquidity from your investment.

While we do not expect a liquidity event will be required to return our stockholders’ capital contributions, we may determine to pursue a liquidity event as a result of certain market conditions that may prevail in the future. Therefore, although we do not expect to require a liquidity event to return our stockholders’ capital contributions, we are not precluded from subsequently determining to pursue a liquidity event.

Our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Reports to Stockholders

Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record and to the state securities administrator in each state in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all stockholders and to the state securities administrator in each state in which we offer or sell securities within 120 days after the end of each calendar year. These reports will also be available on our affiliated website at www.tcp-us.com and on the SEC’s website at www.sec.gov. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. These reports should not be considered a part of or as incorporated by reference in this prospectus or the registration statement of which this prospectus is a part, unless the prospectus or the registration statement is specifically amended or supplemented to include such reports.

On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter.

Taxation

We intend to elect, to be treated for federal income tax purposes for our taxable year in which we commence operations, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain requirements regarding the source of our income and the nature and diversification of our assets and distribute to our stockholders, each taxable year, at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 805 Third Avenue, 8th Floor, New York, New York 10022. We maintain an affiliated website at www.tcp-us.com. Information contained on our affiliated website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Terra Income Fund 6, Inc.,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses: Expenses (as a percentage of offering price)
Sales load(1)	10.00%
Offering expenses	1.50%
Total stockholder transaction expenses	11.50%
Annual expenses (as a percentage of average net assets attributable to common stock)(2)
Base management fee(3)	3.00%
Incentive fees payable under our investment advisory and administrative services agreement (20% of investment income and capital gains)(4)	0.00%
Interest payments on borrowed funds(5)	2.50%
Acquired funds and expenses(6)	0.00%
Other expenses(7)	1.13%
Total annual expenses	6.63%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a sales load of 10.0% with respect to common stock sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:	$173	$287	$397	$656

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at NAV, participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of 95.0% of the most recent offering price or at such price necessary to ensure that shares are not sold at a price per share that is below NAV per share. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

(1)	“Sales load” includes selling commissions of 7.0% and dealer manager fees of 3.0%.
(2)	Amount assumes that we sell $150,000,000 during our first 12 months, that our net offering proceeds from such sales equal $132,750,000, that our average net assets during such period equal one-half of our net proceeds, or $66,375,000, and that we borrow funds equal to 50% of our average net assets during such period, or $33,187,500. Actual expenses will depend on the number of shares of common stock we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the next 12 months, and assuming the same level of borrowing, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $150,000,000 in shares of our common stock during the following 12 months.

(3)	Our base management fee under the investment advisory and administrative services agreement will be payable quarterly in arrears and will be calculated at an annual rate of 2.0% of the average value of our gross assets. See “Investment Advisory and Administrative Services Agreement — Advisory Fees.” If we borrow funds equal to 50% of net assets, our management fee in relation to our net assets would be higher because the management fee is calculated on the basis of our gross assets (which includes any borrowings for investment purposes); thus, the base management fee shown in the table above is higher than the contractual rate because the base management fee in the table is required to be calculated as a percentage of our average net assets, rather than our gross assets.
(4)	The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate equal to 2.0% per quarter, or an annualized hurdle rate of 8.0%. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.5% of adjusted capital, the subordinated incentive fee on income will equal 20.0% of pre-incentive fee net investment income. Because the example above assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from our portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we will accrue (but not pay) for the capital gains incentive fee by calculating such fee as if it were due but not payable as of the end of such period. See “Investment Advisory and Administrative Services Agreement — Advisory Fees” for a full explanation of how this incentive fee is calculated.

(5)	We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by investors. The figure in the table assumes we borrow for investment purposes an amount equal to 50.0% of our estimated future net assets and that the average annual interest rate on the amount borrowed is 5.0%.
(6)	We have no current intention during the following 12 months to invest in the securities or other investment instruments of public investment companies, BDCs or private investment companies. If we were to make such investments, we would incur fees and our stockholders would pay two levels of fees. As we have no current intention of making any such investments, any estimate of the amount of such fees would be highly speculative.
(7)	This amount is based on estimated amounts for our first full fiscal year of operations. Other expenses include accounting, legal and auditing fees, as well as the reimbursement of the compensation of administrative personnel and fees payable to our directors who do not also serve in an executive officer capacity for us or Terra Income Advisors.

COMPENSATION OF THE DEALER MANAGER AND THE ADVISOR

The dealer manager receives compensation and reimbursement for services relating to this offering, and we compensate our advisor for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes our shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee, the subordinated incentive fee on income and the incentive fee on capital gains are calculated, see “Investment Advisory and Administrative Services Agreement — Advisory Fees.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (100,000,000 Shares)(1)
	Fees to the Dealer Manager
Selling commissions(2)	7.0% of gross proceeds from the offering; all selling commissions are expected to be re-allowed to selected broker-dealers.	$70,000,000
Dealer manager fee(2)	Up to 3.0% of gross proceeds from the offering; a portion of which may be re-allowed to selected broker-dealers.	$30,000,000
	Reimbursement to Our Advisor
Other organization and offering expenses(3)	We reimburse our advisor for the organization and offering costs it incurs on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee, accountable due diligence expenses and the other organization and offering expenses borne by us to exceed 15.0% of the gross offering proceeds as the amount of proceeds increases. Based on our current estimate, we estimate that these expenses would be 1.5% of the gross offering proceeds, or approximately $15,000,000, if we use the maximum amount offered. Our advisor is responsible for the payment of our cumulative organization and offering expenses to the extent such expenses exceed 1.5% of the gross proceeds from this offering, without recourse against or reimbursement by us; as a result, our advisor will bear all organization and offering expenses in excess of 1.5% of the gross proceeds from this offering.	$15,000,000

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (100,000,000 Shares)(1)
	Advisor Fees
Base management fee	The base management fee is calculated at an annual rate of 2.0% of our average gross assets and payable quarterly in arrears. The base management fee may or may not be taken in whole or in part at the discretion of our advisor. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter prior to the return of our stockholders’ capital contribution as our advisor may determine.	$17,700,000
Subordinated incentive fee on income	The subordinated incentive fee on income is calculated and payable quarterly in arrears and equals 20% of our “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 2.0% per quarter (an annualized hurdle rate of 8.0%). No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 2.0%, or the quarterly hurdle rate. For any calendar quarter in which the pre-incentive fee net investment income is greater than the quarterly hurdle rate, but less than 2.5% (an annualized rate of 10%), the subordinated incentive fee on income will equal the amount of the pre-incentive fee net investment income in excess of the quarterly hurdle rate. This fee is referred to as the catch-up(4) and provides an increasing fee, but is in no event greater than the 20.0% of the pre-incentive fee net investment income, as the pre-incentive fee net investment income increases from a 2.0% to a 2.5% quarterly return on adjusted capital. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.5% of adjusted capital, the subordinated incentive fee on income will equal 20.0% of pre-incentive fee net investment income.	These amounts cannot be estimated since they are based upon the performance of the assets that we hold.
	For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan), reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our share repurchase program.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (100,000,000 Shares)(1)
Incentive fee on capital gains	An incentive fee on capital gains earned on liquidated investments of the portfolio is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement) and equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we will accrue (but not pay) for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.	These amounts cannot be estimated since they are based upon the performance of the assets that we hold. The amount of any incentive fee on capital gains earned on liquidated investments will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.
Other Expenses
Other operating expenses	We reimburse the expenses incurred by our advisor in connection with its provision of administrative services provided to us, including the compensation payable by our advisor to its administrative personnel. We do not reimburse our advisor for personnel costs in connection with services for which our advisor receives a separate fee. In addition, we do not reimburse our advisor for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of our advisor.	We have estimated these annual expenses to be approximately $1.5 million. Actual amounts may be lower or higher than this.

(1)	Assumes all shares are sold at the current offering price of $10.00 per share with no reduction in selling commissions or dealer manager fees.
(2)	The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through registered investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan.
(3)	The organization and offering expense reimbursement consists of costs incurred by our advisor and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of our advisor employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock, which will include development of marketing materials and presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by our advisor. Our advisor is responsible for the payment of our cumulative organization and offering expenses to the extent such expenses exceed 1.5% of the gross proceeds from this offering, without recourse against or reimbursement by us; as a result, our advisor will bear all organization and offering expenses in excess of 1.5% of the gross proceeds from this offering.

(4)	As the quarterly pre-incentive fee net investment income rises from 2.0% to 2.5%, the “catch-up” feature allows our advisor to recoup the fees foregone as a result of the existence of the quarterly hurdle rate.

Certain of the advisory fees payable to our advisor are not based on the performance of our investments. See “Investment Advisory and Administrative Services Agreement” and “Certain Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to our advisor, the dealer manager and their affiliates and the potential conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business and this offering.

Q:	What is a “BDC”?
A:	BDCs are closed-end funds that elect to be regulated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, the Exchange Act and, if the BDC is publicly registered, the Securities Act of 1933, as amended, or the Securities Act. BDCs make investments in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and capital growth. BDCs can be internally or externally managed and generally elect to be taxed as RICs for federal income tax purposes. See “Risk Factors — Risks Related to Business Development Companies” for a discussion of the risks associated with this structure.
Q:	What is a “RIC”?
A:	A “RIC” is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its stockholders from its tax earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs. See “Risk Factors — Federal Income Tax Risks” for a discussion of the tax risks associated with this structure.
Q:	Are there any risks involved in an investment in your shares?
A:	Investing in our common stock involves a high degree of risk. You should carefully review the “Risk Factors” section of this prospectus beginning on page 30, which contains a detailed discussion of the material risks that you should consider before you invest in our common stock. Some of the more significant risks relating to an investment in our shares include:
•	We are a new company with no operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.
•	We have not identified specific future investments that we will make with the proceeds of this offering and you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock. As a result, our offering may be considered a “blind pool” offering.
•	Prior to raising substantial capital, we may be required to keep a significant portion of our offering proceeds in cash and cash items (including receivables) and U.S. government securities to enable us to acquire assets that meet our desired investment profile and to meet certain RIC qualification requirements. As a result, until we have raised substantial capital, your return may be lower due to the lower rates available on cash and cash items and U.S. government securities.
•	Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, you may not be able to sell your shares.
•	We may invest in securities that are rated below investment grade by rating agencies or that would likely be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
•	We intend to qualify as a RIC for federal income tax purposes but may fail to do so. Such failure would subject us to federal income tax on our taxable income (which would not be reduced by dividends we distribute), which would have a material adverse effect on our financial performance.

•	We may pay distributions from offering proceeds, borrowings or the sales of assets to the extent our cash flow from operations, net investment income or earnings are not sufficient to fund declared distributions. We have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make distributions.
•	There is a risk that investors in our common stock may not receive distributions or that our distributions will not grow over time.
•	We may suspend or terminate our share repurchase program at any time.
•	Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, it is possible that a portion of the distributions that we make will represent a return of capital to you for tax purposes. Distributions funded from a return of capital are not funded from our net profit.
•	Because we must distribute at least 90% of our “investment company taxable income” in order to satisfy the annual distribution requirement to maintain our qualification as a RIC, we will be unable to use those funds to make new investments. As a result, we will likely need to continually raise cash or borrow to fund new investments that we would otherwise acquire using the taxable income that we are required to distribute. At times, the sources and terms of funding may not be available to us on acceptable terms, if at all.
•	Economic activity in the United States was adversely impacted by the global financial crisis of 2008 and has yet to fully recover. These conditions may make it more difficult for us to achieve our investment objectives.
•	The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.
•	An investment strategy focused primarily on privately held real estate companies presents certain challenges, including the lack of available information about these companies.
•	A lack of liquidity in certain of our investments may adversely affect our business.
•	Our advisor has not previously managed a publicly registered company, a BDC or a RIC and may not be able to successfully operate our business or achieve our investment objectives.
•	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.
•	A significant portion of our portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is uncertainty as to the value of our portfolio investments.
•	We invest primarily in commercial real estate loans and other loans related to or secured by commercial real estate in the United States. The collateral securing these investments may decrease in value or lose substantial value over time, which may lead to a loss in principal.
•	The potential for our advisor to earn incentive fees under the investment advisory and administrative services agreement may create an incentive for it to recommend investments that are riskier or more speculative than would otherwise be in our best interests, and, since the base management fee is based on gross assets, our advisor may have an incentive to increase portfolio leverage in order to earn higher base management fees.
•	This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make.
•	Our advisor and its affiliates face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in our stockholders’ best interests.

•	The purchase price at which you purchase shares will be determined at each semi-monthly closing date. As a result, such purchase price may be higher than the prior semi-monthly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior semi-monthly closing price.
•	We expect to borrow funds to make investments. As a result, we would be exposed to the risks of borrowing, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities.
•	Our board of directors may change our operating policies, objectives or strategies without prior notice or stockholder approval, the effects of which may be adverse.
Q:	Who will choose which investments to make?
A:	The management of our investment portfolio is the responsibility of Terra Income Advisors and its executive officers. The investment committee of Terra Income Advisors will approve each new investment that we make. The members of our advisor’s investment committee are Messrs. Mildé and Batkin. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance. Beginning with the second anniversary of the date of the investment advisory and administrative services agreement, our board of directors will annually review the compensation we pay to our advisor and its performance during the preceding 12 months to determine that the compensation paid to our advisor is reasonable in relation to the nature and quality of the services performed, and that the provisions of the investment advisory and administrative services agreement are carried out. See “Risk Factors — Risks Related to Terra Income Advisors and Its Affiliates” for a discussion of the risks associated with our Manager; see also “Estimated Use of Proceeds” for a detailed discussion of our intended use of the gross proceeds of this offering.
Q:	How does a “best efforts” offering work?
A:	When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in this offering are only required to use their best efforts to sell the shares of our common stock. Broker-dealers do not have a firm commitment or obligation to purchase any of the shares of our common stock.
Q:	How long will this offering last?
A:	This is a continuous offering of up to $1,000,000,000 in shares of our common stock as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement, of which this prospectus is a part, that are subject to SEC review to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are valid for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended.
Q:	What is the experience of Terra Income Advisors?
A:	Our investment activities are managed by our advisor, who oversees the management of our activities. Our advisor is a subsidiary of our affiliate, Terra Capital Partners. Our advisor’s senior management team has significant experience across the real estate investment and capital markets industry. See “Management” for more information on the members of the senior management team.
Q:	What happens if you do not raise a minimum of $2,000,000 million in this offering?
A:	We will not sell any shares of our common stock unless we sell a minimum of $2,000,000 million in common shares from this offering within one year from the date of this prospectus. Pending satisfaction of this minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers’ benefit, pending release to us. If we do not meet the minimum offering requirement within one year from the date of this prospectus, we will promptly return all funds in the escrow account to subscribers (including interest), and we will stop offering common shares. We will not deduct any fees if we return funds from the escrow account. If we meet the minimum offering amount requirement, the proceeds held in escrow, plus interest, will be released to us. In addition, pursuant to an initial capitalization and subsequent private placement, Terra Capital Partners has purchased an aggregate of $175,000 of shares of our common stock at $9.00 per share, which price represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. Terra Capital Partners has also committed to purchase an additional $275,000 of shares of our common stock from this offering at $9.00 per share, also net of selling commissions and dealer manager fees. This purchase will close upon commencement of this offering. As a result, gross offering proceeds of $450,000 will be immediately available to us, which will count towards our minimum offering requirement. See “Plan of Distribution.”
Q:	Will I receive a stock certificate?
A:	No. Our board of directors has authorized the issuance of shares of our capital stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs.
Q:	Who can buy shares of common stock in this offering?
A:	In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000 or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of Terra Income Advisors and (e) the tax consequences of the investment.

Our affiliates may also purchase shares of our common stock. The selling commission and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.

Q:	How do I subscribe for shares of common stock?
A:	If you meet the suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.
Q:	Is there any minimum initial investment required?
A:	Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied this minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500, except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”
Q:	Can I invest through my IRA, Keogh or after-tax deferred account?
A:	Yes, subject to the suitability standards. A properly authorized and approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans or certain other benefit plans. In the case of investments through IRAs, Keogh plans and 401(k) plans or certain other benefit plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians, trustees or other fiduciaries of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee, custodian or other fiduciary of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.
Q:	How will you use the proceeds raised in this offering?
A:	We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in our targeted assets in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. We have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to our stockholders. However, pursuant to Section 19 of the 1940 Act, we are prohibited from paying distributions from offering proceeds except under certain circumstances. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers. Pending investment of the proceeds raised in this offering, we intend to invest the net proceeds primarily in cash, cash equivalents or short-term securities consistent with our BDC election and our intention to elect to be taxed as a RIC. See “Estimated Use of Proceeds.”
Q:	How will the payment of fees and expenses affect my invested capital?
A:	The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the book value of your shares of common stock.
Q:	Will the distributions I receive be taxable?
A:	Cash distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) generally will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions may be treated as “qualified dividends” that may be eligible to be taxed at long-term capital gains rates, for a maximum tax rate of 20%. We do not anticipate that distributions paid by us will be attributable to dividends and, therefore, generally do not expect that any significant portion of our distributions will be treated as qualified dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. See “Risk Factors — Federal Income Tax Risks” for a discussion of the tax risks associated with this offering.
Q:	When will I get my detailed tax information?
A:	We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts to be included in such U.S. stockholder’s income for such year as ordinary income and as long-term capital gain.
Q:	Are there any JOBS Act considerations?
A:	In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS

Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies. Such exemptions include, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations relating to executive compensation in proxy statements and periodic reports, and exemptions from the requirement to hold a non-binding advisory vote on executive compensation and obtain stockholder approval of any golden parachute payments not previously approved. We have decided to take advantage of these exemptions.

Additionally, under Section 107 of the JOBS Act, an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1 billion or more, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter), or (3) the date on which we have, during the preceding three year period, issued more than $1 billion in non-convertible debt.

Q:	Will I be notified on how my investment is doing?
A:	Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each calendar year. These reports will also be available on our affiliated website at www.tcp-us.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless the prospectus or the registration statement is specifically amended or supplemented to include such reports.
Q:	Will I be able to sell my shares of common stock in a secondary market?
A:	We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our shares, it is unlikely that stockholders will be able to sell their shares. If you are able to sell your shares, it is likely that you will have to sell them at a significant discount to the purchase price of your shares.
Q:	Are there any restrictions on the transfer of shares?
A:	No. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase. As a result, the ability to sell shares will be limited and you may not receive a full return of invested capital upon selling your shares. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors — Risks Related to an Investment in Our Common Stock.”
Q:	Will I otherwise be able to liquidate my investment?
A:	As a public, non-listed investment vehicle, our shares are not listed on a national securities exchange. We expect to originate all or substantially all of our commercial real estate loans and real estate-related debt securities, so we are able to customize the terms of our investments in order to be repaid within five years from the termination of this offering. While the loans that we intend to originate will have maturity dates ranging from one to ten years, we expect those loans with a maturity greater than ten years will nevertheless be repaid much sooner. We expect that our borrowers will be willing to pay interest rates that are generally above the rates charged by conventional lenders, and that these borrowers will seek to repay these loans prior to maturity, either through cash flow from operations or through a refinancing. As a result, we believe that even those loans with a maturity longer than five years will be repaid well before then. As a result, assuming normal market conditions, we expect that we will be able to return our stockholders’ capital contributions subsequent to the repayment to us or the liquidation of our debt investments within a reasonable period of time following the termination of this offering, and our investment strategy does not require us to consummate a liquidity event to return our stockholders’ capital contributions. While we do not expect a liquidity event will be required to return our stockholders’ capital contributions, we may determine to pursue a liquidity event as a result of certain market conditions that may prevail in the future. Therefore, although we do not expect to require a liquidity event to return our stockholders’ capital contributions, we are not precluded from subsequently determining to pursue a liquidity event. See “Risk Factors — Risks Related to an Investment in Our Common Stock” for a discussion of the risks associated with our illiquidity.
Q:	Who can help answer my questions?
A:	If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:

Terra Capital Markets, LLC
805 Third Avenue
8th Floor
New York, New York 10022
(855) 858-0100
Attention: Investor Services

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of our common stock could decline, and you may lose all or part of your investment.

Risks Related to an Investment in Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling shares below NAV per share.

The purchase price at which you purchase shares will be determined at each semi-monthly closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the NAV of our shares. As a result, in the event of an increase in our NAV per share, your purchase price may be higher than the prior semi-monthly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior semi-monthly closing price. See “Determination of Net Asset Value.”

We are a new company and have no operating history.

We were formed on May 15, 2013 and will not commence operations until we satisfy the minimum offering requirement in this offering. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of our common stock could decline substantially.

As a new company, our continuous public offering may be deemed to be a “blind pool” offering. An investor may not have the opportunity to evaluate historical data or assess investments prior to purchasing our shares.

Neither we nor our advisor has identified, made or contracted to make investments on our behalf with the proceeds from our continuous public offering. As a result, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning future investments we make using the proceeds from our continuous public offering prior to making a decision to purchase our shares. You must rely on our advisor to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments rather than evaluating our investments in advance of purchasing shares of our common stock. Because investors are not able to evaluate all of our investments in advance of purchasing our shares, our public offering may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a best efforts basis, whereby our dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for the allocation of our investments among various issuers may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of our expenses over a smaller capital base.

Our shares are not listed on an exchange or quoted through a quotation system, and will not be for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, it is unlikely that you will be able to sell them and, if you are able to do so, it is unlikely that you will receive a full return of your invested capital.

Our shares are illiquid, and as such there is no secondary market and it is not expected that any will develop in the foreseeable future. Our offering period may extend for an indefinite period, and during that time you will have limited ability to sell your shares. Therefore, an investment in our shares is not suitable if you expect to require short-term liquidity from your investments.

Prior to the return of our stockholders’ capital contributions following repayment of our investments or, in the alternative, the completion of a liquidity event, our share repurchase program may provide a limited opportunity for investors, the return of our stockholders’ capital contributions, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

We are not obligated to provide liquidity to our stockholders by a finite date, either from the repayment to us of our debt investments within a reasonable period of time subsequent to the termination of this offering or from a liquidity event; therefore, it will be difficult for an investor to sell his or her shares.

We are not obligated to provide liquidity to our stockholders by a finite date, either from the repayment to us of our debt investments within a reasonable period of time subsequent to the termination of this offering, or from a liquidity event. A liquidity event could include (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our stockholders receive cash or shares of a publicly traded company. However, there can be no assurance that we will return our stockholders’ capital contributions by a specified date following either the repayment to us of our debt investments or the completion of a liquidity event. In such event, the liquidity for an investor’s shares will be limited to our share repurchase program, which we have no obligation to maintain.

The dealer manager in our continuous offering may be unable to sell a sufficient number of shares for us to achieve our investment objectives.

The dealer manager for our continuous public offering is Terra Capital Markets. There is no assurance that it will be able to sell a sufficient number of shares to allow us to have adequate funds to originate a portfolio of investments and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objectives and you could lose some or all of the value of your investment.

Because our dealer manager is one of our affiliates, you will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a stockholder.

Our dealer manager is one of our affiliates. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment public securities offering.

Our ability to conduct our continuous offering successfully depends, in part, on the ability of the dealer manager to establish, operate and maintain a network of broker-dealers.

The success of our continuous public offering, and correspondingly our ability to implement our business strategy, depends upon the ability of the dealer manager to establish, operate and maintain a network of licensed securities broker-dealers and other agents to sell our shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our continuous public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

We intend to offer to repurchase shares on a quarterly basis pursuant to our share repurchase program. Only a limited number of shares may be repurchased, however, and, to the extent you are able to sell your shares under our share repurchase program, you may not be able to recover the amount of your investment in those shares.

We intend to conduct tender offers to allow you to tender your shares on a quarterly basis at a price equal to 90% of our public offering price in effect on the date of repurchase. The share repurchase program includes numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan, although at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares; (2) we intend to limit the number of shares to be repurchased in any calendar quarter to 2.5% of the weighted average number of shares outstanding in the prior calendar year, or 10% in each calendar year (though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above); (3) unless you tender all of your shares, you must tender at least 25% of the number of shares you have purchased and must maintain a minimum balance of $5,000 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares tendered for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. Any of the foregoing limitations may prevent us from accommodating all repurchase requests made in any year.

In addition, our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the share repurchase program and to cease repurchases. Further, the share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to our share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which an investor may sell shares, which we expect will be 90% of the offering price in effect on the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to us as part of our share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with our advisor in transactions originated by it or its affiliates unless we first obtain an exemptive order from the SEC or co-invest alongside our advisor or its affiliates in accordance with existing regulatory guidance and the allocation policies of our advisor and its affiliates, as applicable. We intend to seek exemptive relief from the SEC to engage in co-investment transactions with our advisor and its affiliates, including the Terra Income Funds; however, there can be no assurance that we will obtain such exemptive relief.

Prior to investing in securities of portfolio companies, and until we have raised a sufficient amount of capital, we will invest the net proceeds of our continuous public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. See “Federal Income Tax Risks — Prior to raising significant capital we may be required to keep a significant portion of our offering proceeds in cash and cash items (including receivables) and U.S. government securities to enable us to acquire assets that meet our desired investment profile and to meet certain RIC qualification requirements. As a result, until we have raised substantial capital, your return may be lower due to the lower rates available on cash and cash items and U.S. government securities.” Therefore, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objectives may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives and desired investment profile.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions.

We may fund distributions from the uninvested proceeds of our continuous public offering and borrowings, and we have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make any such distributions. We may pay distributions from the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Distributions from the proceeds of our continuous public offering or from borrowings could reduce the amount of capital we ultimately invest in our portfolio companies.

A stockholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our investors do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. After an investor purchases shares, our board of directors may authorize us to sell additional shares in the future, issue equity interests in private offerings or issue share-based awards to our independent directors or employees of our advisor. To the extent we issue additional equity interests after an investor purchases our shares, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the book value and fair value of his or her shares.

Certain provisions of our charter and bylaws, as well as provisions of the Maryland General Corporation Law, could deter takeover attempts and have an adverse impact on the value of our common stock.

The Maryland General Corporation Law, or the MGCL, and our charter and bylaws contain certain provisions that may have the effect of discouraging, delaying or making difficult a change in control of our company or the removal of our incumbent directors. We will be covered by the Business Combination Act of the MGCL, pursuant to which certain business combinations between us and an “interested stockholder” (defined generally to include any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock) or an affiliate thereof are prohibited for five years and thereafter are subject to supermajority stockholder voting requirements, to the extent that such statute is not superseded by applicable requirements of the 1940 Act. However, our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any person to the extent that such business combination receives the prior approval of our board of directors, including a majority of our directors who are not interested persons as defined in the 1940 Act. Under the Control Share Acquisition Act of the MGCL, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of our common stock. The Business Combination Act (if our board should repeal the resolution or fail to first approve a business combination) and the Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

In addition, at any time that we have a class of equity securities registered under the Exchange Act and we have at least three independent directors, certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director.

Moreover, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Risks Related to Our Business and Structure

Our board of directors may change our operating policies, objectives or strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, objectives or investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and the value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from our continuous public offering in ways with which investors may not agree or for purposes other than those contemplated at the time of our continuous public offering. Finally, since our shares are not expected to be listed on a national securities exchange, you will be limited in your ability to sell your shares in response to any changes in our investment policy, operating policies, investment criteria or strategies.

Economic activity in the United States was adversely impacted by the global financial crisis of 2008 and has yet to fully recover.

Beginning in the third quarter of 2007, global credit and other financial markets suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets and caused extreme economic uncertainty.

Economic activity remains subdued as unemployment rates remain high. Corporate interest rate risk premiums, otherwise known as credit spreads, have declined significantly. Deterioration of economic and market conditions could negatively impact credit spreads as well as our ability to obtain financing, particularly from the debt markets.

In the wake of the ongoing sub-par recovery of the U.S. economy, concerns persist regarding the slow pace of job and income growth and the overall economic health of domestic consumers, businesses and governments. Other data, such as manufacturing output and sales of existing homes, suggest that the U.S. economy further slowed in the second half of 2013. The Congressional Budget Office is currently projecting an unemployment rate exceeding 7.5% through the end of 2014. Additionally, future economic expansion and business investment is threatened by perceptions of higher taxes and healthcare costs, as well as the high levels of government deficit spending. An extended government shutdown is projected to cause a meaningful reduction in the gross domestic product, which may cause a government default, the extent and magnitude of which are unknown. The outcomes, or lack thereof, with respect to the government shutdown, debt ceiling negotiations, the implementation of the Patient Protection and Affordable Care Act of 2010 and a potential government default add a great deal of uncertainty for economic performance in 2014 and beyond. If economic uncertainty persists regarding the health of the U.S. economy, business activity could suffer, which would negatively impact our portfolio companies and ultimately our financial condition and your investment in us.

Economic activity has remain subdued and corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. These conditions may negatively impact our ability to obtain financing, particularly from the debt markets. In addition, future financial market uncertainty could lead to further financial market disruptions and could further impact our ability to obtain financing, which could limit our ability to grow our business, fully execute our business strategy and could decrease our earnings, if any. Future financial market uncertainty could lead to further financial market disruptions and could further adversely impact our ability to obtain financing and the value of our investments.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

In August 2011, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+”. In June 2012, Standard & Poor’s Ratings Services affirmed this “AA+” rating, but maintained a negative outlook on the long-term rating for the U.S., reflecting the view of Standard & Poor’s Ratings Services that this rating could be lowered by 2014 as a result of the U.S. sovereign credit risks. In January 2012, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating for France, Italy, Spain and six other European countries, which has negatively impacted global markets and economic conditions. In addition, in April 2012, Standard & Poor’s Ratings Services further lowered its long-term sovereign credit rating for Spain. Recent U.S. “fiscal cliff” and budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of the August 2011 downgrade or any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from the August 2011 downgrade or any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on our business, financial condition and results of operations.

In late 2013, the lack of an approved budget and the initialization of the Patient Protection and Affordable Care Act of 2010 led to intense negotiations between the legislative and executive branches that ultimately resulted in an 18-day shutdown of the federal government. This shutdown came to an end after both sides agreed to extend the federal debt limit until the first quarter of 2014. A primary reason for this extension is the inability of the federal government to agree on economic or tax policy. There is no reason to believe this situation will change and additional uncertainty will likely persist. The cuts in government expenditures and continued infighting between Congress and the White House have affected each branch of government and multiple programs within each branch. If federal policymakers are unable to resolve certain disagreements concerning the U.S. federal budget and the federal debt limits, or if there is further breakdown in U.S. budget and debt ceiling negotiations, credit ratings agencies could further reduce the U.S. credit rating or issue warnings concerning U.S. creditworthiness. These events could have a material adverse impact on U.S. business conditions and ultimately on our portfolio companies, which would negatively impact the value of your investment.

Our ability to achieve our investment objectives depends on Terra Income Advisors’ ability to manage and support our investment process. If our advisor were to lose any members of its senior management team, our ability to achieve our investment objectives could be significantly harmed.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of our advisor, which evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of our advisor and its senior management team. The departure of any members of our advisor’s senior management team could have a material adverse effect on our ability to achieve our investment objectives.

Our ability to achieve our investment objectives depends on our advisor’s ability to identify, analyze, invest in, finance and monitor companies that meet our investment criteria. Our advisor’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, our advisor may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. Our advisor may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

In addition, the investment advisory and administrative services agreement has termination provisions that allow the parties to terminate the agreements without penalty. The investment advisory and administrative services agreement may be terminated at any time, without penalty, by our advisor, upon 120 days’ notice to us. The termination of this agreement may adversely impact the terms of any financing facility into which we may enter, which could have a material adverse effect on our business and financial condition.

Because our business model depends to a significant extent upon relationships with real estate and real estate-related industry participants, investment banks and commercial banks, the inability of Terra Income Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that our advisor will depend on its relationships with real estate and real estate-related industry participants, investment banks and commercial banks, and we will rely to a significant extent upon these relationships, to provide us with potential investment opportunities. If our advisor fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom our advisor has relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including real estate and real estate-related investment funds, mezzanine funds and CLO funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including assets of the type we intend to acquire. As a result of these new entrants, competition for investment opportunities in private real estate and real estate-related U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and demand more favorable investment terms and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss.

A significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our board of directors. There is not a public market for the securities of the privately held real estate and real estate-related companies in which we invest. Many of our investments are not publicly traded or actively traded on a secondary market but are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we value these securities quarterly at fair value as determined in good faith by our board of directors.

Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our common stock may not receive distributions or that our distributions will not grow over time.

We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our net investment income, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. See “Regulation — Indebtedness and Senior Securities.”

Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes, which will lower your tax basis in your shares.

In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our continuous public offering or from borrowings in anticipation of future cash flow, which may constitute a return of stockholder capital and will lower your tax basis in your shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to our advisor.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our advisor’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interest as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our advisor under the investment advisory and administrative services agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that are being paid by our advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants. These awards would decrease net income and may further dilute your investment in us. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our advisor, our earnings per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As we are currently organized, we do not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a standalone entity. Currently, individuals employed by our advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a standalone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from effectively managing our investments.

Internalization transactions have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending such claims, which would reduce the amount of funds we have available for investment in targeted assets.

Changes in laws or regulations governing our operations or the operations of our business partners may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect. Changes in laws or regulations governing the operations of those with whom we do business, including selected broker-dealers selling our shares, could also have a material adverse effect on our business, financial condition and results of operations.

In addition, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our advisor to other types of investments in which our advisor may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

In April 2012, President Obama signed into law the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.

We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1 billion or more, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter, and we have been publicly reporting for at least 12 months) or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (2) comply with new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, which require mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor must provide additional information about the audit and the issuer’s financial statements, (3) comply with new audit rules adopted by the PCAOB after April 5, 2012 (unless the SEC determines otherwise), (4) provide certain disclosures relating to executive compensation generally required for larger public companies or (5) hold stockholder advisory votes on executive compensation. We have not yet made a decision as to whether to take advantage of any or all of the JOBS Act exemptions that are applicable to us. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result.

Additionally, the JOBS Act provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public company, we are subject to regulations not applicable to private companies, including provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Beginning with our fiscal year ending September 30, 2016, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis, to evaluate and disclose changes in our internal control over financial reporting. As a newly formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management’s time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations, and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

The impact of financial reform legislation and recent legislation promulgated thereunder on us is uncertain.

In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Many of these regulations have yet to be promulgated or are only recently promulgated. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact our business, results of operations and financial condition. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our stockholders.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Risks Related to Terra Income Advisors and Its Affiliates

We are the first publicly registered investment program sponsored by our Terra Capital Partners and its affiliates, and therefore you should not assume that the prior performance of those programs will be indicative of our future performance, or that our officers’ experience in managing those Terra private funds will be indicative of their ability to manage a publicly registered company. In addition, Terra Income Advisors has no prior experience managing a BDC or a RIC. Therefore you should not assume that their experience in managing private investment programs will be indicative of their ability to comply with BDC and RIC election requirements.

We are the first publicly registered investment program sponsored by Terra Capital Partners. Because previous programs and investments sponsored by Terra Capital Partners or its affiliates were not publicly registered, those previous programs, including the Terra private funds, were not subject to the same limitations, restrictions and regulations to which we will be subject. Our officers have never operated a publicly registered investment program before. Operation as a publicly registered program under the Securities Act and the Exchange Act imposes a number of disclosure requirements and obligations, including among other things:

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations from those of the Terra Income Funds;
•	disclosure requirements with respect to investment activities, which are publicly available to our competitors;
•	requirements with respect to implementation of disclosure controls and procedures over financial reporting;
•	preparation of annual, quarterly and current reports in compliance with SEC requirements and to be filed with the SEC and made publicly available; and
•	additional liabilities imposed on our directors and officers regarding certifications and disclosures made in periodic reports and filings made with the SEC.

In addition, the costs associated with registration as a public company and compliance with such restrictions could be substantial. These costs will reduce the amount available for distribution to our investors. In addition, these requirements would require a substantial amount of time on the part of our advisor and its affiliates, thereby decreasing the time they spend actively managing our investments. As a result, you should not assume that the prior performance of those programs will be indicative of our future performance, or that our officers’ experience in managing those Terra private funds will be indicative of their ability to manage a publicly registered company.

Those private funds, including the Terra Income Funds, did not elect to be treated as BDCs or to be taxed as RICs, and were therefore not subject to the investment restrictions imposed by the 1940 Act or the Code, respectively. The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to the other types of investment vehicles. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded public companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or a RIC or could force us to pay unexpected taxes and penalties, which could be material. Terra Income Advisors’ limited experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives. The Terra Income Funds also were not subject to the distribution requirements imposed by the Code; thus, Terra Capital Advisors and Terra Capital Advisors 2, the managers of the Terra Income Funds, had greater flexibility in making investment and asset allocation decisions on behalf of the Terra Income Funds.

Our advisor’s management team consists of the same personnel that form the operations team of the managers of the Terra Income Funds. Our advisor has no prior experience managing a BDC or a RIC. Therefore, our advisor may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a comparable company with a substantial operating history.

Our advisor and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

Our advisor and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and our advisor to earn increased asset management fees. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to our advisor.

We may be obligated to pay our advisor incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our investment advisory and administrative services agreement entitles our advisor to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our advisor incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Our advisor is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

There may be conflicts of interest related to obligations our advisor has to our affiliates and to other clients.

The members of the senior management and investment teams of our advisor serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple and other capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. As a result, our advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Our advisor and its employees will devote only as much of its or their time to our business as our advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

The time and resources that individuals employed by our advisor devote to us may be diverted, and we may face additional competition due to the fact that individuals employed by Terra Income Advisors are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Neither our advisor nor individuals employed by it are prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. If we are able to obtain exemptive relief from the SEC, we also intend to co-invest with our advisor and its affiliates. There is no assurance that we will obtain such relief. In the event the SEC does not grant us relief, we could be limited in our ability to invest in certain portfolio companies in which our affiliates are investing or invested.

Our incentive fee may induce our advisor to make speculative investments.

The incentive fee payable by us to our advisor may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our advisor is determined may encourage it to use leverage to increase the return on our investments. In addition, the fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our advisor to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

Because we must distribute at least 90% of our “investment company taxable income” in order to satisfy the annual distribution requirement to maintain our qualification as a RIC, we will be unable to use those funds to make new investments. As a result, we will likely need to continually raise cash or borrow to fund new investments that we would otherwise acquire using the taxable income that we are required to distribute. At times, the sources and terms of funding may not be available to us on acceptable terms, if at all.

We may issue “senior securities,” as defined in the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to issue equity continuously at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current NAV of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by Terra Income Advisors without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to allocate our portfolio among various issuers and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

Risks Related to Our Investments

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing our secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

A covenant breach by our portfolio companies may harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

We may not realize gains from our preferred equity investments.

The preferred equity investments we make may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our preferred equity investments, and any gains that we do realize on the disposition of any preferred equity investments may not be sufficient to offset any other losses we experience.

A lack of liquidity in certain of our investments may adversely affect our business.

We invest in certain real estate and real estate-related companies whose securities are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Our real estate-related loans may be impacted by unfavorable real estate market conditions, which could decrease the value of our investments.

The real estate-related loans we make or invest in will be at risk of defaults caused by many conditions beyond our control, including local and other economic conditions affecting real estate values and interest rate levels. We do not know whether the values of the property securing the real estate-related loans will remain at the levels existing on the dates of origination of such loans. If the values of the underlying properties drop, our risk will increase and the value of our investments may decrease.

Our real estate-related loans will be subject to interest rate fluctuations that could reduce our returns as compared to market interest rates.

If we invest in fixed-rate, long-term real estate-related loans and interest rates rise, such loans could yield a return lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that real estate-related loans are prepaid, because we may not be able to make new loans at the previously higher interest rate.

Delays in liquidating defaulted mortgage loans could reduce our investment returns.

If there are defaults under our mortgage loans, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the mortgagor raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Returns on our real estate-related loans may be limited by regulations.

Our loan investments may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions. We may determine not to make or invest in real estate-related loans in any jurisdiction in which we believe we have not complied in all material respects with applicable requirements. If we decide not to make or invest in real estate-related loans in several jurisdictions, it could reduce the amount of income we would otherwise receive.

Foreclosures create additional ownership risks that could adversely impact our returns on mortgage investments.

If we acquire property by foreclosure following defaults under our mortgage loans, we will have the economic and liability risks as the owner.

The mezzanine loans in which we may invest would involve greater risks of loss than senior loans secured by income-producing real properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Our commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity investments will be subject to the risks typically associated with real estate.

Our commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity will generally be directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the mortgaged properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity investments (including potential investments in real property) may be similarly affected by real estate property values. Therefore, our investments will be subject to the risks typically associated with real estate.

The value of real estate may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes and floods;
•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;
•	adverse changes in national and local economic and real estate conditions;
•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;
•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
•	costs of remediation and liabilities associated with environmental conditions affecting properties; and
•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the ability of our borrowers to pay their loans, as well as on the value that we can realize from assets we originate, own or acquire.

The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment.

Our investments in commercial real estate-related loans are subject to changes in credit spreads.

Our investments in commercial real estate-related loans are subject to changes in credit spreads. When credit spreads widen, the economic value of such investments decrease. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the widened credit spread.

Investments in non-conforming or non-investment grade rated loans or securities involve greater risk of loss.

Some of our investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as non-investment grade by the rating agencies. In addition, we may invest in securities that are rated below investment grade by rating agencies or that would be likely rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade-rated assets. Any loss we incur may be significant and may reduce distributions to our stockholders and adversely affect the value of our common stock.

Investments that are not U.S. government insured involve risk of loss.

We may originate and acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans, mezzanine loans and bridge loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, the value of our company and the value of our common stock may be adversely affected.

The mortgage-backed securities in which we may invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.

The value of mortgage-backed securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid. Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

We may invest in CMBS, including subordinate securities, which entail certain risks.

CMBS are generally securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a commercial or multifamily use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, apartment buildings, nursing homes and senior living centers, and may include, without limitation, CMBS conduit securities, CMBS credit tenant lease securities and CMBS large loan securities. We may invest in a variety of CMBS, including CMBS which are subject to the first risk of loss if any losses are realized on the underlying mortgage loans. CMBS entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. Consequently, CMBS will be affected by payments, defaults, delinquencies and losses on the underlying commercial real estate-related loans, which began to increase significantly toward the end of 2008 and are expected to continue to increase. Furthermore, a weakening rental market generally, including reduced occupancy rates and reduced market rental rates, could reduce cash flow from the loan pools underlying our CMBS investments.

Additionally, CMBS are subject to particular risks, including lack of standardized terms and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related commercial real estate loan, particularly if the current economic environment continues to deteriorate. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property are subject to various risks. The exercise of remedies and successful realization of liquidation proceeds relating to CMBS may be highly dependent on the performance of the servicer or special servicer. Expenses of enforcing the underlying commercial real estate-related loans (including litigation expenses) and expenses of protecting the properties securing the commercial real estate-related loans may be substantial. Consequently, in the event of a default or loss on one or more commercial real estate-related loans contained in a securitization, we may not recover our investment.

We may invest in CDOs and such investments may involve significant risks.

We may invest in CDOs. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as mortgage-backed securities, B-Notes, mezzanine loans and credit default swaps. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. Like CMBS, CDOs are affected by payments, defaults, delinquencies and losses on the underlying commercial real estate-related loans. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially. To the extent we invest in the equity securities of a CDO, we will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior debt securities and its expenses. However, there will be little or no income or principal available to the CDO equity if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of our investment in any equity class of a CDO could decrease substantially. In addition, the equity securities of CDOs are generally illiquid and because they represent a leveraged investment in the CDO’s assets, the value of the equity securities will generally have greater fluctuations than the values of the underlying collateral.

We have no established investment criteria limiting the geographic concentration of our investments in commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity investments. If our investments are concentrated in an area that experiences adverse economic conditions, our investments may lose value and we may experience losses.

Certain commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity investments in which we invest may be secured by a single property or properties in one geographic location. Further, we intend that our secured investments will be collateralized by properties located solely in the United States. These investments may carry the risks associated with significant geographical concentration. We have not established and do not plan to establish any investment criteria to limit our exposure to these risks for future investments. As a result, properties underlying our investments may be overly concentrated in certain geographic areas, and we may experience losses as a result. A worsening of economic conditions in the geographic area in which our investments may be concentrated could have an adverse effect on our business, including reducing the demand for new financings, limiting the ability of customers to pay financed amounts and impairing the value of our collateral.

Adjustable rate mortgage loans may entail greater risks of default to lenders than fixed rate mortgage loans.

Adjustable rate mortgage loans may contribute to higher delinquency rates. Borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, in effect during the initial period of the mortgage loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.

Prepayments can adversely affect the yields on our investments.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
•	the duration of the hedge may not match the duration of the related liability or asset;
•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
•	the party owing money in the hedging transaction may default on its obligation to pay; and
•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. It may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Our investments in debt securities and preferred equity securities will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

Our investments in debt securities and preferred and common equity securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Real estate company issuers are subject to the inherent risks associated with real estate and real estate-related investments discussed in this prospectus. Issuers that are debt finance companies are subject to the inherent risks associated with structured financing investments also discussed in this prospectus. Furthermore, debt securities and preferred and common equity securities may involve greater risk of loss than secured debt financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in debt securities and preferred and common equity securities are subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the prior claims of banks and other senior lenders to the issuer, (iv) the operation of mandatory sinking fund or call or redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding debt securities and preferred and common equity securities and the ability of the issuers thereof to make principal, interest and distribution payments to us.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

Some of our assets will be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to stockholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Insurance may not cover all potential losses on the mortgaged properties which may impair our security and harm the value of our assets.

We will require that each of the borrowers under our mortgage loan investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes, that may be uninsurable or not economically insurable. We may not require borrowers to obtain terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the mortgaged property, which might impair our security and decrease the value of the property.

With respect to mortgaged properties, options and other purchase rights may affect value or hinder recovery.

A borrower under certain mortgage loans may give its tenants or another person a right of first refusal or an option to purchase all or a portion of the related mortgaged property. These rights may impede the lender’s ability to sell the related mortgaged property at foreclosure or may adversely affect the value or marketability of the property.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. We will value our potential investments based on yields and risks, taking into account estimated future losses on the commercial real estate-related loans and the mortgaged property included in the securitization’s pools or select commercial real estate equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

The leases on the properties underlying our investments may not be renewed on favorable terms.

The properties underlying our investments could be negatively impacted by the deteriorating economic conditions and weaker rental markets. Upon expiration or earlier termination of leases on these properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. In addition, the poor economic conditions may reduce a tenants’ ability to make rent payments under their leases. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by these properties. Additionally, if market rental rates are reduced, property-level cash flows would likely be negatively affected as existing leases renew at lower rates. If the leases for these properties cannot be renewed for all or substantially all of the space at these properties, or if the rental rates upon such renewal or reletting are significantly lower than expected, the value of our investments may be adversely affected.

A borrower’s form of entity may cause special risks or hinder our recovery.

Since most of the borrowers for our commercial real estate loan investments are legal entities rather than individuals, our risk of loss may be greater than those of mortgage loans made to individuals. Unlike individuals involved in bankruptcies, most of the entities generally do not have personal assets and creditworthiness at stake. The terms of the mortgage loans generally require that the borrowers covenant to be single-purpose entities, although in some instances the borrowers are not required to observe all covenants and conditions that typically are required in order for them to be viewed under standard rating agency criteria as “single-purpose entities.”

The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage. Borrowers that are not single-purpose entities structured to limit the possibility of becoming insolvent or bankrupt, may be more likely to become insolvent or the subject of a voluntary or involuntary bankruptcy proceeding because the borrowers may be (i) operating entities with a business distinct from the operation of the mortgaged property with the associated liabilities and risks of operating an ongoing business or (ii) individuals that have personal liabilities unrelated to the property.

We are exposed to environmental liabilities with respect to properties to which we take title.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Risks Related to Debt Financing

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common stock. If the value of our assets increases, leverage would cause the NAV attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distribution payments. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to our advisor.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and may cause us to be unable to make distributions. The amount of leverage that we employ will depend on our Advisor’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing.

In addition, recent legislation under consideration by the U.S. Congress proposes to decrease this asset coverage amount such that we would be able to maintain a 1:1 ratio between our total assets and indebtedness. If this legislation is enacted, we would therefore be permitted to incur leverage beyond the current limitations of the 1940 Act, which would further increase the risks of loss in the event of a decline in the value of our assets. This legislation would also increase the risks of an investment in our common stock.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to Terra Income Advisors with respect to pre-incentive fee net investment income. See “Investment Advisory and Administrative Services Agreement.”

Federal Income Tax Risks

Prior to raising significant capital, we may be required to keep a significant portion of our offering proceeds in cash and cash items (including receivables) and U.S. government securities to enable us to acquire assets that meet our desired investment profile and to meet certain RIC qualification requirements. As a result, until we have raised substantial capital, your return may be lower due to the lower rates available on cash and cash items and U.S. government securities.

In order to qualify as a RIC, we must meet certain asset diversification requirements. Specifically, we must diversify our investments such that at the end of each calendar quarter:

•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer (which for these purposes includes the equity securities of a “qualified publicly traded partnership”); and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of one or more “qualified publicly traded partnerships.”

See “Material U.S. Federal Income Tax Considerations — Qualification and Taxation as a Regulated Investment Company.” We must meet these qualification requirements at the end of each quarter in each year that we elect to be taxed as a RIC.

Our desired investment size will range between $3 million and $20 million. Because we do not anticipate that our initial investments after meeting our minimum offering requirement will be significantly below this range, in order to qualify to be treated as a RIC, we are required to ensure that our assets meet the asset diversification requirements set forth above. As a result, we expect that, prior to raising sufficient capital, we may be required to keep a significant portion of our offering proceeds in cash and cash items and U.S. government securities. The prevailing interest rates on these investments are significantly below our desired rates of return for our stockholders and also below the “hurdle rate” required for our advisor to earn its subordinated incentive fee on income. Because of this, until we have raised sufficient capital that will enable us to make investments meeting our desired investment profile and also meet the asset diversification and other RIC requirements, your return may be lower due to the lower rates available on cash and cash items and U.S. government securities.

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code.

To qualify for and maintain RIC tax treatment under Subchapter M of the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations — Qualification and Taxation as a Regulated Investment Company.”

•	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
•	The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities and certain other sources.
•	The asset diversification requirement must be satisfied at the end of each quarter of our taxable year. At least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer. In addition, no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we make preferred equity investments in partnerships or limited liability companies, such investments and the income therefrom will not be qualifying assets or income for purposes of the RIC income and asset tests unless such preferred equity investments are properly treated as loans for federal income tax purposes.

If we fail to qualify for or maintain RIC tax treatment for any reason, we will be subject to corporate income tax on our taxable income. The resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

The preferred equity investments we intend to make may make us unable to qualify as a RIC under subchapter M of the Code.

Part of our investment strategy involves investments in preferred limited liability company membership interests or partnership interests that own commercial real estate and generally finance the acquisition, rehabilitation, or construction of commercial real estate. In order to qualify as a RIC for federal income tax purposes, we must derive at least 90% of our gross income from dividends, interest, payment with respect to certain securities or foreign currencies, and certain other sources. Additionally, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities from other RICs, and other securities that do not represent 10% of the voting securities of any one issuer or more than 5% of the value of our assets. We intent to make preferred equity investments and treat them as loans for federal income tax purposes. If the preferred equity investments we make are in the form of an equity interest in a limited liability company or a partnership and such investment is treated as a partnership interest for federal income tax purposes as a loan, then any income derived from such investments will not be qualifying income for purposes of the RIC gross income test and the investment will not be a qualifying asset for purposes of the RIC 50% asset test. If we are unable to qualify as a RIC for federal income tax purposes, we will be subject to corporate-level income tax, and your investment in us could be adversely impacted.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind, or PIK, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations — Qualification and Taxation as a Regulated Investment Company.”

You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;
•	our business prospects and the prospects of our portfolio companies;
•	the impact of the investments that we expect to make;
•	the ability of our portfolio companies to achieve their objectives;
•	our current and expected financings and investments;
•	the adequacy of our cash resources, financing sources and working capital;
•	the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;
•	our contractual arrangements and relationships with third parties;
•	actual and potential conflicts of interest with Terra Income Advisors, Terra Capital Partners, the Terra Income Funds or any of their affiliates;
•	the dependence of our future success on the general economy and its effect on our investments;
•	our use of financial leverage;
•	the ability of Terra Income Advisors to locate suitable investments for us and to monitor and administer our investments;
•	the ability of Terra Income Advisors or its affiliates to attract and retain highly talented professionals;
•	our ability to qualify and maintain our qualification as a RIC and as a BDC;
•	the impact on our business of the Dodd-Frank Act and the rules and regulations issued thereunder;
•	the effect of changes to tax legislation and our tax position; and
•	the tax status of the enterprises in which we invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•	changes in the economy;
•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and
•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus or in periodic reports we file under the Exchange Act are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

ESTIMATED USE OF PROCEEDS

The following table sets forth our estimates of how we intend to use the gross proceeds from the offering. Information is provided assuming that we sell (1) the minimum number of shares required to meet our minimum offering requirement, or $2,000,000 in shares of our common stock and (2) the maximum amount of shares registered in this offering, or $1,000,000,000 in shares of our common stock. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of shares of common stock and the actual number of shares of common stock we sell in this offering. The table below assumes that shares of common stock are sold at the current offering price of $10.00 per share. Such amount is subject to increase or decrease based upon, among other things, our NAV per share.

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in our targeted investments in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses.

We have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources (including offering proceeds) to make distributions to our stockholders; however, pursuant to Section 19 of the 1940 Act we are prohibited from paying distributions from offering proceeds except under certain circumstances.

We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. However, depending on market conditions and other factors, including the availability of investments that meet our investment objectives, we may be unable to invest such proceeds within the time period we anticipate. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers.

Pending such use, we intend to invest the net proceeds of our offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our intention to elect to be taxed as a RIC.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales, such as sales for which a volume discount applies, sales through registered investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See “Plan of Distribution.” The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Minimum Offering		Maximum Offering
	Amount	%	Amount	%
Gross proceeds	$2,000,000	100.0%	$1,000,000,000	100.0%
Less:
Selling commission	140,000	7.0	70,000,000	7.0
Dealer manager fee	60,000	3.0	30,000,000	3.0
Offering expenses	100,000	5.0	15,000,000	1.5
Net proceeds/amount available for investments	$1,700,000	85.0%	$885,000,000	88.5%

DISTRIBUTIONS

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a monthly or quarterly basis and aggregate and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using daily record dates, and each stockholder’s distributions will begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. From time to time at the discretion of our board of directors, we may also pay special interim distributions in the form of cash or shares of common stock. For example, our board of directors may periodically authorize stock dividends in order to reduce our NAV per share if necessary to ensure that we do not sell shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share, in compliance with the 1940 Act.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions however, pursuant to Section 19 of the 1940 Act we are prohibited from paying distributions from offering proceeds except under certain circumstances.

On a quarterly basis, we will send information to all stockholders of record regarding the source of distributions paid to our stockholders in such quarter. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to Terra Income Advisors. Each year a statement on Form 1099-DIV, identifying the sources of the distributions, will be mailed to our stockholders. See “Material U.S. Federal Income Tax Considerations.” There can be no assurance that we will be able to pay distributions at a specific rate or at all.

From time to time and not less than quarterly, Terra Income Advisors must review our accounts to determine whether cash distributions are appropriate. We intend to distribute pro rata to our stockholders funds received by us which Terra Income Advisors deems unnecessary for us to retain.

We intend to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under our distribution reinvestment plan will nevertheless remain taxable to a U.S. stockholder. If a stockholder holds shares in the name of a broker or financial intermediary, he or she should contact the broker or financial intermediary regarding their election to receive distributions in additional shares of our common stock under our distribution reinvestment plan.

In order to qualify as a RIC, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Any undistributed “investment company taxable income” will be subject to corporate income tax. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98.2% of our capital gain net income for the one-year period ending on October 31 of such calendar year and (3) any net ordinary income and net capital gains for the preceding year that were not distributed during such year and on which we paid no federal income tax. We can offer no assurance that we will achieve results that will permit us to distribute sufficient dividends to maintain RIC qualification and avoid income and excise taxes. If we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We have adopted an “opt in” distribution reinvestment plan for our stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and stable cash distributions; and
•	to preserve, protect and return capital contributions to stockholders.

We may also seek to realize growth in the value of our investments by timing their sale to maximize value.

Investment Strategy

Our investment strategy is to use substantially all of the proceeds from this offering to originate, acquire and manage a diversified portfolio consisting of (1) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, including mezzanine loans, first and second lien mortgage loans, subordinated mortgage loans, bridge loans, and other commercial real estate-related loans, including loans related to or secured by high quality commercial real estate in the United States; (2) preferred equity investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act; and (3) select commercial real estate-related debt securities, such as CMBS or CDOs; provided, however, that we will select all investments after considering our continued ability to qualify to be treated as a RIC.

We will seek to structure, acquire and maintain a portfolio of investments that generate a stable income stream to enable us to pay attractive and consistent cash distributions to our stockholders. We intend to directly structure, underwrite and originate most of our investments, as this provides us with the best opportunity to invest in loans that satisfy our standards, establish a direct relationship with the borrower and optimize the terms of our investments. We may hold our investments until their scheduled maturity dates or we may sell them if we are able to command favorable terms for their disposition. We may acquire existing loans from the originating lender should our advisor determine such an investment is in our best interest. We believe that our investment strategy will allow us to pay attractive and stable cash distributions to investors and to preserve, protect and return our stockholders’ capital contributions.

Our advisor’s management team has extensive experience in originating, acquiring, structuring, managing and disposing of real estate-related loans similar to the types of loans in which we intend to invest. In order to meet our investment objectives, we will seek to:

•	focus primarily on the origination of new loans;
•	focus on loans backed by properties in the United States;
•	invest in fixed rate rather than floating rate loans, but we reserve the right to make debt investments that will bear interest at a floating rate;
•	invest in loans expected to be repaid within one to five years;
•	maximize current income;
•	lend to creditworthy borrowers;
•	lend on properties that are expected to generate sustainable cash flow;
•	maximize diversification by property type, geographic location, tenancy and borrower;
•	source off-market transactions;
•	focus primarily on small to mid-sized loans of $3 million to $20 million;
•	invest in loans generally not exceeding 80% of the current value of the underlying property; and
•	hold investments until maturity unless, in Terra Income Advisors’ judgment, market conditions warrant earlier disposition.

While we expect that the size of each of our investments will generally range between $3 million and $20 million, our investments may vary proportionately as the size of our capital base changes and will ultimately be at the discretion of our advisor, subject to oversight by our board of directors. Prior to raising substantial capital, we may make smaller investments and invest a larger portion of our capital base in cash and cash items (including receivables) and U.S. government securities to enable us to acquire assets that meet our desired investment profile and to meet certain RIC qualification requirements under the Code.

Investment Limitations

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with our advisor in transactions originated by it or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our advisor or its affiliates in accordance with existing regulatory guidance and the allocation policies of our advisor and its affiliates, as applicable. However, we are permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We intend to seek exemptive relief from the SEC to engage in co-investment transactions with our advisor and its affiliates, including the Terra Income Funds. Prior to obtaining exemptive relief, we also intend to co-invest alongside our advisor and its affiliates in accordance with existing regulatory guidance. While we desire to receive exemptive relief from the SEC, there can be no assurance that we will obtain such exemptive relief.

To seek to enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of our advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See “Risk Factors — Risks Related to Debt Financing” for a discussion of the risks inherent in employing leverage.

About Terra Income Advisors

Terra Income Advisors is a subsidiary of our affiliate, Terra Capital Partners, a New York-based real estate capital management firm that has been in the business of making investments in commercial real estate loans, preferred equity investments and certain real estate-related debt securities of private companies for approximately ten years. Our advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by the same personnel that form the investment and operations team of the advisors of Terra Capital Partners and the Terra Income Funds. See “Management,” “Risk Factors — Risks Related to Terra Income Advisors and Its Affiliates” and “Certain Relationships and Related Party Transactions.”

The management of our investment portfolio is the responsibility of Terra Income Advisors and its executive officers. The investment committee of Terra Income Advisors will approve each new investment that we make. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, our board of directors will annually review the compensation we pay to our advisor and its performance during the preceding 12 months to determine that the compensation paid to our advisor is reasonable in relation to the nature and quality of the services performed, and that the provisions of the investment advisory and administrative services agreement are carried out. See “Investment Advisory and Administrative Services Agreement.”

Market Opportunity

General

Commercial real estate is a capital-intensive business that relies heavily on the availability of credit to develop, acquire, maintain and refinance commercial properties. The turmoil in the U.S. mortgage market that commenced in 2008 has diminished the availability of new credit for commercial real estate. Although credit availability has increased over the past several years, we believe that a more risk-averse credit culture, tighter underwriting standards, changes in the regulatory environment and the high number of existing loans on overleveraged properties, many of which were acquired at premium prices prior to the 2008 downturn, will continue to constrain the lending capacity of large commercial banks and traditional providers of capital. In the face of this constrained lending capacity, a large volume of commercial real estate loans originated at the market peak will mature over the next several years. The confluence of these two conditions — reduced lending by traditional lenders and an increased volume of maturing loans requiring refinancing proceeds — has created opportunities for alternative lenders such as our company.

Commercial banks are estimated by the Federal Reserve to hold $1.5 trillion, or 45%, of all commercial mortgages. As a result of the economic crisis, the number of traditional commercial mortgage lenders, such as commercial banks, has declined. Those lenders that remain are subject to increased regulations (including the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and the Third Basel Accord of the Basel Committee on Banking Supervision with its requirements for higher bank capital charges on certain types of real estate loans) and adhere to mortgage lending practices that are more conservative than prior to the economic crisis. In addition, enhanced risk-retention requirements for CMBS may increase securitization costs and limit competition from CMBS lenders. Therefore, those financial institutions still willing to provide capital may not provide sufficient proceeds to many borrowers, and many loans that previously would have been provided by a single lender often will require multiple lenders. This provides us, as an alternative lender, with an immediate opportunity to augment loans provided by traditional lenders with subordinated debt and preferred equity — often at lower property valuations, lower loan-to-value ratios and higher returns than prior to the economic crisis. We believe this opportunity will continue for the foreseeable future.

The credit boom that preceded the economic crisis in 2008 and 2009 generated a high volume of commercial real estate loans (originated by securitized and portfolio lenders) that are scheduled to mature each year through 2017. At the same time, there have been reductions in the supply of traditional commercial real estate loans, as illustrated in the chart below describing U.S. commercial mortgage real estate fund flows. These factors, along with the failures or retrenchment of many banks and financial institutions that historically satisfied much of the demand for debt financing, as well as current lending practices that are more conservative than those prevailing prior to the economic crisis (despite the recovery in real estate fundamentals), have created a compelling opportunity to originate attractively structured and priced commercial real estate financing. We believe that markets are likely to face a void of several hundred billion dollars over the next several years that must be filled by new sources of capital since the supply of debt from traditional lending sources is anticipated to be less than the volume necessary to refinance maturing real estate loans. Therefore, well-capitalized investors with expertise and access to deal flow will have significant opportunities to originate new loans.

In summary, the two primary drivers that create the favorable opportunities that we believe exist and will continue to exist in the commercial real estate loan market during the period in which we are making investments are (1) the reduced amount of credit available from traditional lending sources to commercial real estate borrowers and (2) an increasing number of commercial real estate loan maturities. Specifically:

•	The availability of mortgage financing is down significantly from the peak year of 2007.
•	Approximately $1.5 trillion of commercial real estate debt is set to mature through 2018, much of which originated at the peak of the past market cycle.
•	There is and will likely continue to be a substantial shortfall between the amount of maturing debt and the amount of new first mortgage debt available.
•	Therefore, a large volume of maturing commercial real estate debt will require some form of restructuring or “gap financing” over the next several years.

As a result of tightened lending policies, newly originated first mortgage loans are often being underwritten at reduced loan-to-value ratios, thereby often necessitating additional equity or mezzanine financing. Prior to the credit crisis, mezzanine loans were often used to finance the portion of the capital structure from approximately 75% to 95% of underlying property value. Today, however, mezzanine loans are often used to finance the portion of the capital structure from approximately 65% to 85% of today’s lower underlying property value. Therefore, mezzanine loans and preferred equity investments today are financing portions of the real estate capital structure previously funded by lower cost senior mortgage financing. We believe the opportunity to generate attractive risk-adjusted returns through investment in mezzanine loans and preferred equity investments, as well as certain first mortgage loans and bridge loans, will continue for the foreseeable future, given the prospect of impending mortgage maturities and relatively limited sources of mortgage financing.

Due to the subordinate position of many of our loans or the transitional nature of certain underlying properties, we expect that borrowers will be willing to pay us interest rates that are generally above the rates charged by conventional lenders. In other words, because the types of loans that we intend to make may be riskier than conventional loans, and due to the risk aversion of many conventional lenders, we will charge interest rates that are higher than the rates charged, for example, by banks, insurance companies and securitized lenders. We may also purchase existing loans that were originated by unrelated third-party lenders.

One of our competitive advantages relative to many existing real estate investment vehicles is our management team’s sale of 100% of its investment management interests in June 2007, prior to the credit crisis. Thus, neither Terra Capital Partners nor any of its affiliates is burdened by a “pre-credit crisis legacy portfolio” of lower-return or problem assets. In comparison, management teams with a pre-credit crisis legacy portfolio are often distracted by asset management, workouts, foreclosures and litigation. We believe this competitive advantage, along with our management team’s experience, track record, judgment and capabilities, will facilitate our ability to execute our investment strategy and benefit from the market opportunities.

Targeted Investments

Commercial Real Estate-Related Loans.  We intend to originate, acquire and manage real estate-related loans, including mezzanine loans, first and second lien mortgage loans, bridge loans and other commercial real estate-related loans, including loans related to or secured by high quality commercial real estate in the United States. We expect to directly structure, underwrite and originate most if not all of our investments. By originating loans directly, we will be able to structure and underwrite loans that satisfy our standards, establish a direct relationship with the borrower and optimize the terms of our investments. We will use conservative underwriting criteria, and our underwriting process will involve comprehensive financial, structural, operational and legal due diligence to assess the risks of investments so that we can optimize pricing and structure.

Mezzanine Loans.  These are loans that generally take the form of a subordinated loan secured by a pledge on the ownership interests of an entity that owns commercial real estate, and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. These loans are subordinate to both first and subordinated mortgage loans, as described below, and thereby have more limited rights in the event of a default by virtue of their position in a borrower’s capital structure. This position, however, provides the potential for superior risk-adjusted returns during the term of the loan and at payoff. Mezzanine loans may be either short-term (one-to-five year) or long-term (up to 10-year) and may be fixed or floating rate. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues) and may provide for participation in the value or cash flow appreciation of the underlying property as described below.

We intend to originate or acquire mezzanine loans backed by high quality properties in the United States which have loan-to-value ratios generally ranging from 60% to 85% and which otherwise meet our investment criteria. We may own such mezzanine loans directly or we may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. We expect to invest in both senior and junior positions in mezzanine loans. Additionally, we may structure the mezzanine loan so that we receive a percentage of gross revenues and a percentage of the increase in the fair market value of the property securing the loan, payable upon maturity, refinancing or sale of the property. With the credit market disruption and resulting lack of capital available in this part of the capital structure, we believe that the opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms is and will continue to be attractive.

First Mortgage Loans.  These loans generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. First mortgage loans may be either short-term (one-to-five year) or long-term (up to 10-year), may be fixed or floating rate and are predominantly current-pay loans. First mortgages provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s senior position in the borrower’s capital structure. For this reason, third-party ratings agencies and financing sources generally rate these loans with a higher credit rating than those farther down in the borrower’s capital structure. This senior position in a borrower’s capital structure, however, results in generally lower returns than those from subordinate debt such as mezzanine loans or B-notes.

We may originate or acquire current-pay first mortgage loans backed by high quality properties with low loan-to-value ratios in the United States that fit our investment strategy. We may also structure these mortgages to permit us to retain the entire loan, sell or securitize all or a portion of the loan or contribute all or a portion of the loan to a CDO. Additionally, we may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include retained origination fees.

We may also opportunistically acquire seasoned mortgage loans in the secondary market secured by single assets as well as portfolios of performing and sub-performing loans that were originated by third-party lenders such as banks, life insurance companies and other owners. Because these loans were not originated by us and may not meet our desired underwriting criteria or expected terms, we will seek to acquire them on favorable pricing terms to maximize our return and to protect our stockholders’ invested capital.

Subordinated Mortgage Loans or “B-notes.”  These include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets (commonly referred to as B-notes). Like first mortgage loans, known as “A-notes,” these loans also generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate, and may be either short-term (one-to-five year) or long-term (up to 10-year), may be fixed or floating rate and are predominantly current-pay loans. They are subordinate to the A-note by virtue of a contractual or intercreditor arrangement between the A-note and B-note lenders. In this sense, B-notes are a hybrid loan in the capital structure. B-notes share a single mortgage with the A-note, and as a result its position survives in the event of a foreclosure. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs. In such event, after an A-note is satisfied any residual recoveries go to the B-note holder. However, like a subordinated loan, B-note lenders are more limited in their rights and remedies in the event of a default. To secure the expanded rights and remedies of the A-note lender, the B-note lender must purchase the A-note in the event of a default. In negotiating the terms of these instruments, some B-note lenders are able to negotiate a security interest and thereby gain control of the underlying property (subject only to the rights of the A-note lender).

Because of the junior position of B-notes relative to the A-notes, B-note investors are compensated for the increased risk of such assets from a pricing perspective but still benefit from a lien on the related property. Like a second mortgage, a B-note is subject to more credit risk with respect to the underlying property than an A-note. As noted above, the rights of holders of subordinated mortgage loans are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders of subordinated positions of the mortgage loan with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

We believe B-notes provide an attractive risk/reward profile due to its attributes of both senior and junior debt instruments. These instruments provide us with the protective provisions of a first mortgage with the favorable returns of a loan lower in a borrower’s capital structure. We may originate or acquire current-pay subordinated mortgage loans or B-notes backed by high quality properties in the U.S. that fit our investment strategy. We may also synthetically create subordinated mortgage loans by tranching our directly originated first mortgage loans generally through syndications of senior first mortgages, or buy such assets directly from third party originators. Due to the current credit market disruption and resulting lack of capital available in this part of the capital structure, we believe that the opportunities to both directly originate and to buy subordinated mortgage investments from third parties on favorable terms will continue to be attractive.

Bridge Loans.  We may offer bridge financing products to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of a given property. From the borrower’s perspective, shorter term bridge financing is advantageous because it allows time to improve the property value through repositioning without encumbering it with restrictive long-term debt. The terms of these loans generally do not exceed three years.

Participating Loans.  For certain select real estate-related loans, including our investments in mezzanine loans, first and second mortgage loans, bridge loans and other commercial real estate-related loans, we may also seek an increased return by entering into participation agreements with real estate developers, real estate investors or joint venture entities, or by providing credit enhancements for the benefit of other entities that are associated with real estate financing transactions. The participation agreements and credit enhancements may come in a variety of forms; participation agreements may take the form of profit agreements, ownership interests and participating loans, while credit enhancements may take the form of guarantees, pledges of assets, letters of credit and inter-creditor agreements. We also provide secured senior and subordinate lines of credit to real estate developers and other real estate investors, including other Terra Capital Partners-sponsored programs. Furthermore, we may purchase participations in, or provide finance for the purchase of securitized real estate loan pools by other real estate investors. We also may purchase participations in discounted cash flows secured by state, county, municipal or similar assessments levied on real property.

Preferred Equity Investments.  These are investments in preferred membership interests in entities that own commercial real estate and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. We may also participate with other entities in these investments through joint ventures, partnerships and other types of common ownership or participations, subject to the limitations imposed by the 1940 Act. These investments may take the form of a conversion feature, permitting the lender to convert a preferred equity investment into common equity in the borrower at a negotiated premium to the current NAV of the borrower. Because these investments have a lower priority on the borrower’s capital structure, we will acquire these investments only if the risk/reward characteristics of the investment meet our investment criteria. Preferred equity investments in partnerships or limited liability companies will not be good assets or produce good income unless they are properly treated as debt for federal income tax purposes.

These investments are expected to have similar characteristics to and returns as mezzanine loans.

Commercial Real Estate-Related Debt Securities.  We may also invest in commercial real estate-related debt securities such as CMBS and CDOs, as well as any other debt security that we believe will provide us with a favorable risk-adjusted return.

CMBS.  CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a partial or entire pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans noted earlier. CMBS can be structured as pass-through certificates, in which the cash flows generated by the collateral pool are passed on pro rata to investors after netting for servicer or other fees, or in which cash flows are distributed to multiple classes of securities following a predetermined distribution waterfall, giving priority to selected classes and subordinating other classes. In the latter structure, they are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust’s income. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. The equity tranche, which is the “first loss” position, bears most of the risk associated with the collateral pool. It is possible for a relatively few number of defaults in the collateral pool to cause large losses for the equity tranche. However, if the collateral pool performs well and consistent with the CMBS’s risk/reward attributes, the equity tranche has a greater potential return than the more senior tranches, which typically have returns capped at the coupon rates of the notes created in the structure.

In addition to tranche seniority, the credit quality of CMBS depends on the credit quality of the underlying mortgage loans, the real estate finance market and the parties directly involved in the transaction, which is a function of factors such as:

•	the principal amount of the loans relative to the value of the related properties;

•	the mortgage loan terms (e.g., amortization);
•	market assessment and geographic location;
•	construction quality of the property;
•	the creditworthiness of the borrowers;
•	macroeconomic variables that affect the supply and demand for commercial real estate;
•	structural features of the transaction, such as subordination levels, advancing terms and other credit enhancements;
•	the originator of the loan and its motivation to sell it;
•	the underwriter and issuer of the transaction and their ability to trade and support it in the secondary markets; and
•	the servicers and trustees responsible for running and maintaining the transaction on a daily basis.

CDOs.  CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as CMBS, B-Notes, mezzanine loans and credit default swaps. Like typical securitization structures, in a CDO the assets are pledged to a trustee for the benefit of the holders of the bonds. CDOs may direct all interest payments to one class of security (called an interest only security) and all principal payments, including all pre-paid principal, to another class of security. Like the CMBS described above, CDOs are typically issued in multiple tranches with varying risk/reward attributes, in which some classes are subordinate to others in priority of payment. CDOs often provide for reinvestment periods lasting for five years. During this time, proceeds from the sale of the underlying collateral may be reinvested in substitute collateral. At the end of the reinvestment period, the investment pool functions similarly to a CMBS securitization, in which repayment of principal allows for redemption of bonds sequentially.

CDOs can be structured in many different ways. Some of the more common structural classifications include the following:

•	Cash flow vs. market value. Cash flow CDOs pay interest and principal to investors from the cash flows produced by the assets owned by the CDO, while market value CDOs make principal and interest payments to investors from the cash flows produced by the assets owned by the CDO and by generating cash from trading such assets. The market value structure is often used when the collateral pool consists of assets that do not generate predictable cash flow streams, but have significant market value upside potential (such as a collateral pool of defaulted bonds or loans).
•	Loan vs. bond collateral. The collateral underlying a CDO may either be leveraged bank loans or fixed income securities such as bonds.
•	Conventional collateral vs. complex collateral. CDOs may be backed by conventional sources of collateral, such as loans, bonds or insurance contracts or may be backed by the cash flows from other CDOs (a “CDO-squared”), or even by the cash flows from other CDOs which are in turn backed by the cash flows from other CDOs (a “CDO-cubed”).
•	Managed vs. unmanaged. Cash flow CDOs can be managed or unmanaged. The manager of a cash flow CDO is chosen for credit expertise rather than trading expertise and generally focuses on managing credit quality of the underlying portfolio. A cash flow CDO may be unmanaged only if it has a static pool of assets. Market value CDOs require a manager to generate returns through trading.
•	Cash vs. synthetic. Cash CDOs are structures backed by a portfolio of cash assets owned by the CDO (such as a pool of bonds, loans and/or asset-backed securities), while synthetic CDOs are backed by credit default swaps, which are derivatives instruments that can reference any type of cash obligation. Hybrid CDOs may contain both cash assets as wells as credit default swaps.
•	Funded vs. unfunded. A synthetic CDO tranche may be funded or unfunded. If it is unfunded, the investor will not contribute any capital initially but will have to make loss payments in the event the portfolio’s losses reach the investor’s tranche. Typically, a synthetic CDO has both funded tranches (for the more junior and risky tranches) and an unfunded tranche (for the most senior and least risky tranche). We do not expect to invest in any significant amounts of synthetic or hybrid CDOs.

Ratings of Real Estate-Related Debt Securities.  For CMBS and CDOs, the securitization process is governed by one or more of the rating agencies, including Fitch, Moody’s and Standard & Poor’s, who determine the respective bond class sizes, generally based on a sequential payment structure. Bonds that are rated from AAA to BBB by the rating agencies are considered “investment grade.” Bond classes that are subordinate to the BBB class are considered “non-investment” grade. The respective bond class sizes are determined based on the review of the underlying collateral by the rating agencies. The payments received from the underlying loans are used to make the payments on the securities. Based on the sequential payment priority, the risk of nonpayment for the AAA securities is lower than the risk of nonpayment for the non-investment grade bonds. Accordingly, the AAA class is typically sold at a lower yield compared to the non-investment grade classes that are sold at higher yields.

We evaluate the risk of CMBS and CDOs based on the credit risk of the underlying collateral and the risk of the transactional structure. The credit risk of the underlying collateral is crucial in evaluating the expected performance of an investment. Key variables in this assessment include rent levels, vacancy rates, supply and demand forecasts and tenant incentives (build-out incentives or other rent concessions) related to the underlying properties. We utilize third-party data providers to review loan level performance such as delinquencies and threats to credit performance, as well as our own analytical tools and techniques to gauge creditworthiness and capitalize on any mispricing. We also review monthly servicing reports of the master and special servicers as well as reports from rating agencies. We perform specific asset-level underwriting on all significant loans in the securities structure. We utilize sensitivity analysis and other statistical underwriting when evaluating the cash flows generated by a transaction. With respect to transactional structure, we assess the structure of a particular securities transaction as well as utilize third-party data providers for a structural sensitivity analysis. After assessing loan-level data and structural data, we combine this information to forecast expected cash flows, probability of default and loss given a default.

Potential Competitive Strengths

In executing our business strategy, we believe that we will benefit from our advisor’s affiliation with Terra Capital Partners, given its strong track record and extensive experience and capabilities as real estate investment manager and sponsor of the Terra Income Funds. We intend to construct and actively manage a diversified commercial real estate loans, preferred equity investments and selected commercial real estate-related securities that we believe will enable us to realize our investment objectives and provide us with significant competitive advantages in the marketplace, and attractive risk-adjusted returns to our stockholders. We believe that we possess the following core strengths that will enable us to achieve our objectives.

Significant Experience of Our Management Team

Terra Capital Partners has a highly experienced management team with extensive expertise in investment, financing and managing commercial real estate loans and related investments, including mortgages. Each of the members of our senior management team, which includes Messrs. Mildé and Batkin, the co-founders of Terra Capital Partners, has over 25 years in the commercial real estate investment industry with significant experience in managing mortgage-related assets in favorable and unfavorable economic cycles. We believe our business will benefit from the knowledge and industry contacts these experienced and sophisticated executives have gained through numerous business cycles and investment conditions. See “Management — Board of Directors and Executive Officers” for biographical information regarding Messrs. Mildé and Batkin and other individuals.

Significant Experience of Terra Capital Partners

Terra Capital Partners will be providing our advisor with many of its key investment personnel. Terra Capital Partners has developed a reputation within the commercial real estate loan investment industry as a leading, sophisticated real estate investment and asset management company with a strong track record in underwriting and managing approximately $4.5 billion in commercial real estate and real estate-related loans, preferred equity investments and investments with similar characteristics that meet the attributes of the assets that we intend to acquire. We believe we will benefit from the depth and disciplined approach Terra Capital Partners brings to its underwriting and investment management processes to structure and manage investments prudently.

Disciplined Investment Process

We will follow a disciplined investment origination, underwriting and selection process. We will follow an investment approach focused on long-term credit performance and capital protection. This investment approach involves a multi-phase evaluation, structuring and monitoring process for each potential investment opportunity. After investment, our management team will focus on a thorough review of our investments for potential credit quality deterioration and potential proactive steps, including making available significant managerial assistance as required by the 1940 Act, to mitigate any losses to our invested capital. We believe this approach will maximize current income and minimize capital loss. Considering the significant opportunities available in the assets we intend to acquire, we believe that we can be selective with regard to evaluation of our potential portfolio companies and partners to make those investments that we deem to be the most attractive.

Portfolio Construction

We intend to construct a portfolio consisting of assets that we intend to hold for the long term, which will enable us to maximize returns on our investments. This provides our management team with the flexibility to use a longer investment horizon to increase total returns on invested capital and maximize investment opportunities based on an ongoing evaluation of the potential investments available to us.

We will construct our portfolio based on our evaluation of the impact of each potential investment on the risk/reward mix in our existing portfolio. By selecting those assets that we believe will maximize stockholder returns while minimizing non-systematic or idiosyncratic risk, we believe we can build and manage an investment portfolio that provides superior value to stockholders over time, both in absolute terms and relative to other commercial real estate loan and real estate-related investment vehicles.

Superior Analytical Tools

We believe the our management team possesses the superior analytical tools to evaluate each potential investment through the balanced use of qualitative and quantitative analysis, which helps us manage risk on an individual investment and portfolio basis. We rely on a variety of analytical tools and models to assess our investments and risk management. We also conduct an extensive evaluation of the numerous factors that affect our potential investments. These factors include:

•	Top-down review of both the current macroeconomic environment generally and the real estate and commercial real estate loan market specifically;
•	Detailed evaluation of the real estate industry and its sectors;
•	Bottom-up review of each individual investment’s attributes and risk/reward profile relative to the macroeconomic environment;
•	Quantitative cash flow analysis and impact of the potential investment on our portfolio; and
•	Ongoing management and monitoring of all investments to assess changing conditions on our original investment assumptions.

Extensive Strategic Relationships

Our management team maintains extensive relationships within the real estate industry, including real estate developers, institutional real estate sponsors and investors, real estate funds, investment and commercial banks, private equity funds, asset originators and broker-dealers, as well as the capital and financing markets generally. We believe these relationships enhance our ability to source, finance, protect and mitigate the credit and interest rate risk on our investments. We intend to leverage the many years of experience and well-established contacts of our management team, and to use these relationships for the benefit of our stockholders.

Risk Management

Credit Risk Management

We may be exposed to various levels of credit and special hazard risk depending on the nature of our underlying assets and the nature and level of credit enhancements supporting our assets. Our advisor and our executive officers will review and monitor credit risk and other risks of loss associated with each investment.

In addition, we will seek to diversify our portfolio of assets to avoid undue geographic, issuer, industry and certain other types of concentrations. Our board of directors will monitor the overall portfolio risk and levels of provision for loss.

Interest Rate Risk Management

To the extent consistent with maintaining our qualification as a BDC, we will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to structure the key terms of our borrowings to generally correspond to the interest rate term of our assets and through hedging activities.

Hedging Activities

We may engage in hedging transactions to protect our investment portfolio from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as we determine is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our treatment as a RIC and our qualification as a BDC. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. We may elect to bear a level of interest rate risk that could otherwise be hedged when we believe, based on all relevant facts, that bearing such risk is advisable and consistent with our investment strategies and desired risk profile.

Equity Capital Policies

Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. After your purchase in this offering, our board may authorize us to (i) sell additional shares in this or future public offerings, including through our distribution reinvestment plan; (ii) issue equity interests in private offerings; or (iii) issue shares to our advisor, or its successors or assigns (subject to the restrictions of the 1940 Act), in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, whether in a primary offering, through our distribution reinvestment plan or otherwise, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and distributions per share.

Liquidity Strategy

As a public, non-listed investment vehicle, our shares are not listed on a national securities exchange. We do not currently intend to list our shares on a national securities exchange and do not expect a public market to develop for them in the foreseeable future. While our offering price, which exceeds our NAV per share, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, our stockholders will not be subject to the daily share price volatility associated with the public markets. However, the NAV of our shares may be volatile. We believe that a non-listed structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view.

Most public, non-listed investment vehicles provide for a finite life, requiring a liquidity event to be completed within a certain period of time following the completion of the vehicle’s offering stage. A liquidity event is generally defined to include (1) a listing of the fund’s shares on a national securities exchange, (2) the sale of all or substantially all of the fund’s assets followed by a liquidation or (3) a merger or transaction approved by the board of directors in which the stockholders receive cash or shares of a publicly traded company. Because most public, non-listed investment vehicles hold investments with no maturity date (such as real estate) or a maturity date that may not coincide with the termination of the offering (such as a long-term commercial loan or a debt security purchased in an over-the-counter market), investors in these vehicles are dependent on a future liquidity event and prevailing capital market conditions to receive a return of their capital.

We are distinguished from other public, non-listed vehicles because of the nature of the investments we intend to make, which are primarily commercial real estate loans and real estate-related debt securities that we intend to originate. Loan origination is characterized as the involvement by a provider of capital in all stages of the loan process, from marketing the loan, negotiating and structuring the loan and finally closing.

We expect to originate substantially all of our commercial real estate loans and real estate-related debt securities, so we are able to customize the terms of our investments in order to be repaid within five years from the termination of this offering. While the loans that we intend to originate will have maturity dates ranging from one to ten years, we expect those loans with a maturity greater than ten years will nevertheless be repaid much sooner. As an alternative provider of capital, and due to the market conditions described above in “— Market Opportunity,” we expect that our borrowers will be willing to pay interest rates that are generally above the rates charged by conventional lenders, such as banks, insurance companies and securitized lenders. Because these interest rates are higher than those charged by conventional lenders, these borrowers will seek to repay these loans prior to maturity, either through cash flow from operations or through a refinancing. As a result, we believe that even those loans with a maturity longer than five years will be repaid well before the expected maturity dates.

In addition, the secondary market for commercial real estate loans, and leveraged loans generally, is well established in the United States. The most liquid commercial real estate and leveraged loans are (i) originated by an established lender, (ii) made to commercial or industrial borrowers and (iii) secured by a first-priority or second lien on the borrower’s property. The commercial real estate loans that we intend to originate meet this criteria. As a result, we expect that there will be an active secondary market for us to sell loans on favorable terms even if certain loans are not repaid prior to maturity. As a result, assuming normal market conditions, we expect that we will be able to return our stockholders’ capital contributions subsequent to the repayment to us or the liquidation of our debt investments within a reasonable period of time following the termination of our public offering stage, and our investment strategy does not require us to consummate a liquidity event to return our stockholders’ capital contributions. See “Liquidity Strategy.”

Capital Contribution by Terra Capital Partners

Pursuant to an initial capitalization and subsequent private placement, Terra Capital Partners has purchased an aggregate of $175,000 of shares of our common stock at $9.00 per share, which price represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. Terra Capital Partners has also committed to purchase an additional $275,000 of shares of our common stock from this offering at $9.00 per share, also net of selling commissions and dealer manager fees. This purchase will close upon commencement of this offering. As a result, gross offering proceeds of $450,000 will be immediately available to us. The gross offering proceeds from this purchase will be included for purposes of determining whether we have satisfied our minimum offering requirements.

Distributions

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a monthly or quarterly basis and aggregate and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using daily record dates, and each stockholder’s distributions will begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. From time to time, at the discretion of our board of directors, we may also pay special interim distributions in the form of cash or shares of common stock. For example, our board of directors may periodically authorize stock dividends in order to reduce our NAV per share if necessary to ensure that we do not sell shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share, in compliance with the provisions of the 1940 Act.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions; however, pursuant to Section 19 of the 1940 Act we are prohibited from paying distributions from offering proceeds except under certain circumstances. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of common stock. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to our advisor. Each year a statement on Form 1099-DIV identifying the source of the distributions (i.e., paid from ordinary income, paid from net capital gains on the side of securities and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be mailed to our stockholders. See “Material U.S. Federal Income Tax Considerations.” There can be no assurance that we will be able to pay distributions at a specific rate or at all.

We intend to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If a stockholder holds shares in the name of a broker or financial intermediary, he or she should contact the broker or financial intermediary regarding his or her election to receive distributions in additional shares of our common stock under our distribution reinvestment plan.

Leverage

To enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of our advisor, but in no event will leverage exceed 50% of the value of our assets, as required by the 1940 Act. We will utilize indebtedness when the terms and conditions available are favorable to long-term investing and aligned with our investment strategy and portfolio composition.

In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings, as well as the risks of such borrowings within the context of its investment outlook and the impact of leverage on its investment portfolio. We may use leverage to fund new transactions, alleviating the timing challenges of raising new equity capital through a continuous offering, and to enhance stockholder returns.

Operating Policies

We may be exposed to various levels of credit and special hazard risk depending on the nature of our underlying assets and the nature and level of credit enhancements supporting our assets. See “— Risk Management.” Our advisor will review and monitor credit risk and other risks of loss associated with each investment. In addition, we will seek to diversify our portfolio of assets to avoid undue concentration by geography, property type, tenancy or borrower. Our advisor will monitor the overall portfolio risk and levels of provision for loss.

Disposition Policies

The period that we will hold our investments will vary depending on the type of asset, interest rates and other factors. Our advisor will develop a well-defined exit strategy for each investment we make. Our advisor will continually perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return to our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in our best interests.

Characteristics of and Risks Related to Investments in Private Companies

We intend to invest primarily in the debt and preferred equity of privately held real estate companies within the United States. Investments in private companies generally pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet their obligations under their credit agreements or instruments. Second, the investments themselves often may be illiquid. The securities of many of the companies in which we invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity. These investments also may be difficult to value because little public information generally exists about private companies. We must therefore rely on the ability of our advisor to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in, investing in these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies that are designed to protect investors.

Staffing

We do not currently have any employees. Each of our executive officers is a principal, officer or employee of our advisor, which manages and oversees our investment operations. See “Management.” In the future, our advisor may retain additional investment personnel based upon its needs. See “Investment Advisory and Administrative Services Agreement.”

Facilities

Our administrative and principal executive offices are located at 805 Third Avenue, 8th Floor, New York, New York 10022. We believe that our office facilities are suitable and adequate for our business as it is presently conducted.

Legal Proceedings

Neither we nor our advisor is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against our advisor. From time to time, we and individuals employed by our advisor may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

DETERMINATION OF NET ASSET VALUE

We determine the NAV of our investment portfolio each quarter. Securities that are publicly traded are valued at the reported closing price on the valuation date. Securities that are not publicly traded are valued at fair value as determined in good faith by our board of directors. In connection with that determination, Terra Income Advisors provides our board of directors with portfolio security valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts and valuations prepared by third-party valuation services.

ASC Topic 820, Fair Value Measurement, issued by the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with Terra Income Advisors’ management team providing a preliminary valuation of each investment to the valuation committee of our board of directors (which consists solely of independent directors), which valuation may be obtained from an independent valuation firm;
•	preliminary valuation conclusions are then documented and discussed with the valuation committee of our board of directors;
•	our valuation committee reviews the preliminary valuation and Terra Income Advisors’ management team, together with our independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the valuation committee; and
•	our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of Terra Income Advisors, the valuation committee and any third-party valuation firm, if applicable.

Determination of fair value involves subjective judgments and estimates. Below is a description of factors that our board of directors may consider when valuing our debt and equity investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of directors may consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Our equity interests in portfolio companies for which there is no liquid public market are valued at fair value. Our board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

Our board of directors may also look to public trading multiples discounted for illiquidity and other factors, or valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of directors may also consider the size and scope of an investment and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity investments for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

The fair values of our investments are determined in good faith by our board of directors. Our board of directors is solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process.

We periodically utilize the data and valuation services that we receive from a third-party valuation firm against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), we believe that these valuation inputs are classified as Level 3 within the fair value hierarchy. We may also use other methods to determine fair value for securities for which we cannot obtain prevailing bid and ask prices through our third-party pricing service or independent dealers, including the use of an independent valuation firm. We will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which we purchase and sell our investments. Our valuation committee of our board of directors will review and approve the valuation determinations made with respect to these investments in a manner consistent with our valuation process.

Determinations in Connection With Offerings

We are offering our shares on a continuous basis at a current offering price of $10.00 per share; however, to the extent that our NAV per share increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share. In the event of a material decline in our NAV per share, which we consider to be a 2.5% decrease below our then-current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our NAV per share. Therefore, persons who subscribe for shares of our common stock in our continuous public offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years from the date of this prospectus.

MANAGEMENT

Pursuant to our charter and bylaws, our business and affairs will be managed under the direction of our board of directors. The responsibilities of our board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors currently has an audit committee, a valuation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. On the first day on which we have more than one stockholder of record, our board of directors will be classified into three classes, one class to hold office initially for a term expiring at the next succeeding annual meeting of stockholders, another class to hold office initially for a term expiring at the second succeeding annual meeting of stockholders and another class to hold office initially for a term expiring at the third succeeding annual meeting of stockholders, with the members of each class to hold office until their successors are duly elected and qualify. At each annual meeting of the stockholders, the successors to the class of directors whose term expires at such meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called for the purpose of removing a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director is to be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is duly elected and qualifies. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.

Board of Directors and Executive Officers

Our board of directors consists of five members, three of whom are not “interested persons” of us or Terra Income Advisors as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our board of directors will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act.

Through its direct oversight role, and indirectly through its committees, our board of directors performs a risk oversight function for us consisting of, among other things, the following activities: (1) at regular and special board of directors meetings, and on an ad hoc basis, receiving and reviewing reports related to our performance and operations; (2) reviewing and approving, as applicable, our compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) meeting with, or reviewing reports prepared by, the representatives of key service providers, including our advisor, administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss our activities and to provide direction with respect thereto; and (5) engaging the services of our chief compliance officer to test our compliance procedures and our service providers. Mr. Mildé, who is not an independent director, serves as Chairman of our board of directors. Our board of directors feels that Mr. Mildé is the director with the most knowledge of our business strategy and is best situated to serve as Chairman of our board of directors. Our charter, as well as regulations governing BDCs generally, requires that a majority of the board of directors be independent directors. Our board of directors does not currently have a lead independent director. Our board of directors, after considering various factors, has concluded that this structure is appropriate given our current size and complexity.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups — interested directors and independent directors. The address for each director is c/o Terra Income Fund 6, Inc., 805 Third Avenue, 8th Floor, New York, New York, 10022.

NAME	AGE	DIRECTOR SINCE	EXPIRATION OF TERM
Interested Directors
Simon J. Mildé	68	2013	[ ]
Bruce D. Batkin	61	2013	[ ]
Independent Directors
Michael L. Evans*	62	[ ]	[ ]
Richard B. Jennings*	70	[ ]	[ ]
Robert E. Marks*	62	[ ]	[ ]
*	Has agreed to serve as a director, but has not yet been elected to such position.

Interested Directors

Simon J. Mildé has served as Chairman of our board of directors and Chairman of the Board of Managers of our advisor since May 2013. He has also served as Chairman of Terra Capital Advisors since April 2009 and as Chairman of Terra Capital Advisors 2 since September 2012. Mr. Mildé co-founded Terra Capital Partners and has served as the Chairman of its board of directors since its formation in 2001 and its commencement of operations in 2002 and also serves as the Chairman of each of the six Terra Income Funds, Terra Secured Income Fund, Terra Secured Income Fund 2, Terra Secured Income Fund 3, Terra Secured Income Fund 4, Terra Secured Income Fund 5 and Terra International, since July 2009, May 2011, January 2012, September 2012, August 2013 and June 2014, respectively. He has over 40 years’ experience in global real estate finance, investment and management. Prior to founding Terra Capital Partners, Mr. Mildé was founder, CEO and Chairman of Jones Lang Wootton North America (now Jones Lang LaSalle Incorporated), one of the largest global real estate investment management and advisory firms, from 1977 to 1994. He was also one of the founders of JLW Realty Advisors, which has grown into a $50 billion global real estate investment management business. Today, its successor company ranks as one of the largest real estate investment managers in the world. Mr. Mildé has also served as the Chairman and CEO of The Greenwich Group International, a global real estate investment banking firm, and Capital District Properties, a commercial real estate development and investment company since 1995 and 2004, respectively. He is a member of the Royal Institution of Chartered Surveyors and was a former Governor of the Real Estate Board of New York and former member of the Advisory Board of the Real Estate Institute of New York University. Mr. Mildé attended Regent Street Tech College in London, England and the Royal Institution of Chartered Surveyors in England. Our board of directors has determined that Mr. Mildé will be a valued member of our board because of his extensive experience in global real estate finance investment and management.

Bruce D. Batkin has served as our Chief Executive Officer, as one of our directors and as Chief Executive Officer of our advisor, since May 2013. Mr. Batkin has also has served as Chief Executive Officer of Terra Capital Advisors since April 2009 and as Chief Executive Officer of Terra Capital Advisors 2 since September 2012. Mr. Batkin also has served as President of Terra Secured Income Fund since July 2009 and as Chief Executive Officer of Terra Secured Income Fund 2, Terra Secured Income Fund 3, Terra Secured Income Fund 4, Terra Secured Income Fund 5 and Terra International, since May 2011, January 2012, September 2012, August 2013 and June 2014, respectively. As a co-founder of Terra Capital Partners, he has served as its President and Chief Executive Officer since its formation in 2001 and its commencement of operations in 2002, managing its real estate debt and equity investment programs. Mr. Batkin has over 30 years’ experience in real estate acquisition, finance, development, management and investment banking. Prior to founding Terra Capital Partners, he held senior management positions at Merrill Lynch & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation (now Credit Suisse (USA) Inc.), ABN AMRO Bank N.V. and several private real estate development partnerships. Mr. Batkin has acquired major commercial properties throughout the United States and has acted as managing partner in over $5 billion of real estate investments for domestic and foreign investors. He is a member of the Urban Land Institute. Mr. Batkin received a B.Arch. from Cornell University and an M.B.A. from Harvard Business School. Our board of directors has determined that Mr. Batkin will be a valuable member of our board because of his experience in real estate acquisition and finance and investment banking.

Independent Directors

Michael L. Evans has agreed to serve as one of our independent directors and will be elected to the board of directors prior to the commencement of this offering. Since December 2012, Mr. Evans has been the Managing Director of Newport Board Group, a CEO and board advisory firm. From June 2010 to September 2011, Mr. Evans served as the Interim Country Manager and Advisory Board Member for Concern Worldwide U.S. Inc., a non-profit humanitarian organization. From January 1977 until June 2010, Mr. Evans was with Ernst & Young, LLP, or Ernst & Young, and served as a partner since 1984. During his nearly 34 years with Ernst & Young, he served as a tax, audit and consulting services partner, specializing in real estate companies and publicly-traded entities. Mr. Evans currently serves on the Advisory Board of Marcus & Millichap, Inc., the Independent Counsel Board of Prologis Targeted U.S. Logistics Fund and the board of directors of Newport Board Group, CyArk.org and InfinteSmile.org. Mr. Evans is a licensed attorney and a C.P.A. (inactive) in California. He is currently a contributing business writer for Forbes.com and Allbusiness.com. Mr. Evans received a B.S.B. in Accounting from the University of Minnesota, a J.D. from William Mitchell College of Law and an M.B.A. from Golden Gate University. Our board of directors has selected Mr. Evans because he brings extensive accounting and real estate experience.

Richard B. Jennings has agreed to serve as one of our independent directors and will be elected to the board of directors prior to the commencement of this offering. Mr. Jennings also has served as the sole independent director of Terra International since June 2014. Mr. Jennings is President of Realty Capital International LLC, a real estate investment banking firm that he founded in 1999, whose predecessor was Realty Capital International Inc., a firm that he founded in 1991. From 1990 to 1991, Mr. Jennings served as Senior Vice President of Landauer Real Estate Counselors, and from 1986 to 1989, Mr. Jennings served as Managing Director, Real Estate Finance at Drexel Burnham Lambert Inc. From 1969 to 1986, Mr. Jennings oversaw the REIT investment banking business at Goldman, Sachs & Co. During his tenure at Goldman, Sachs & Co., Mr. Jennings founded and managed the Mortgage Finance Group from 1979 to 1986. Mr. Jennings serves as a director and audit committee chairman of National Retail Properties, Inc. and as the lead director and compensation committee chairman of Alexandria Real Estate Equities, Inc. He also served as a director of Cogdell Spencer, Inc. from 2005 to April 2012. He is a member of the International Council of Shopping Centers and the National Association of Real Estate Investment Trusts, and Mr. Jennings is a licensed New York real estate broker. In the past, Mr. Jennings has provided certain consulting services to Terra Capital Partners for matters unrelated to this offering. Mr. Jennings received a B.A. in Economics, Phi Beta Kappa and magna cum laude, from Yale University and an M.B.A. from Harvard Business School. Our board of directors has selected Mr. Jennings because of his extensive experience in the real estate and investment banking industries.

Robert E. Marks has agreed to serve as one of our independent directors and will be elected to the board of directors prior to the commencement of this offering. Since 1994, Mr. Marks has been the President of Marks Ventures, LLC, a private equity investment firm. From 1982 to 1994, he served in the capacities of both Managing Director and Vice President for Carl Marks & Co. Inc., where he was responsible for the firm’s leveraged buyout activity. From 1978 to 1982, he was a corporate finance associate with Dillon, Read & Co. Inc., an investment banking firm. From 1974 to 1976, he worked for the Export-Import Bank of the United States, performing research and analysis on the economic fundamentals underpinning particular loan proposals. Mr. Marks is a director and Chairman of the Audit and Finance and Corporate Governance Committees of Denny’s Corporation and a member of the board of directors and committees of Trans World Entertainment Corporation (NASDAQ: TWMC). Until July 2014, he served as Chairman of the Compensation Committee and Nominating and Corporate Governance Committee for Emeritus Corporation (NYSE: ESC). Mr. Marks also serves on the board of directors of two private companies – Harris Environmental Systems LLC and Pacific Tool Inc., and on the board of trustees for two charitable organizations – The International Rescue Committee and the Greenwich Public Library, and one private club – The Field Club of Greenwich. In August 2012, Mr. Marks was appointed to serve on the Stanford University Alumni Committee on Trustee

Nominations, which is responsible for selecting members to the university’s board of trustees. Mr. Marks received a B.A. and an M.A. in Economics, Phi Beta Kappa and with distinction and departmental honors, from Stanford University in 1974 and an M.B.A. from Harvard Business School in 1978 with a concentration in Finance and General Management. Our board of directors has selected Mr. Marks because he brings extensive finance, investment and executive compensation experience.

Executive Officers

The following persons serve as our executive officers in the following capacities:

NAME	AGE	POSITION(S) HELD
Simon J. Mildé	68	Chairman of Board of Directors
Bruce D. Batkin	61	Chief Executive Officer
Stephen H. Hamrick	62	President
Gregory M. Pinkus	50	Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary
Daniel J. Cooperman	40	Managing Director of Originations
Michael S. Cardello	63	Chief Compliance Officer

The address for each executive officer is c/o Terra Income Fund 6, Inc., 805 Third Avenue, 8th Floor, New York, New York 10022.

Executive Officers Who are Directors

For information regarding the business experience of Messrs. Mildé and Batkin see “Management — Board of Directors and Executive Officers — Interested Directors.”

Executive Officers Who are Not Directors

Stephen H. Hamrick has served as our President since May 2013. He has also been President of Terra Capital Advisors since January 2011 and Terra Capital Advisors 2 since September 2012, as well as President of Terra Secured Income Fund 2, Terra Secured Income Fund 3, Terra Secured Income Fund 4, Terra Secured Income Fund 5 and Terra International since May 2011, January 2012, September 2012, August 2013 and June 2014, respectively. Mr. Hamrick has over 35 years’ experience in the investment management business. Prior to joining Terra Capital Partners in January 2011, he served as President of Lightstone Value Plus REIT from 2006 to July 2010. From 2001 to 2006, he held various positions at WP Carey & Co., including Chairman of Carey Financial, LLC and Managing Director. From 1988 until 1944, Mr. Hamrick served as National Director of Private Investments for UBS PaineWebber, where he was also a member of that firm’s Management Council, and from 1975 until 1988, he held positions ranging from Account Executive to National Director of Private Placements at E.F. Hutton. In those roles, he was responsible for the creation and distribution of alternative investment funds comprising assets in excess of $15 billion. Mr. Hamrick has been a Certified Financial Planner, a director of mutual fund families, a member of the NYSE MKT Listings Qualifications Panel and the Listings Panel for NASDAQ as well as Chairman of the Securities Industry Association’s Direct Investment Committee and of the Investment Program Association. Mr. Hamrick holds a B.S. in Economics and an A.B. in English from Duke University.

Gregory M. Pinkus has served as our Chief Financial Officer, Treasurer and Secretary since May 2013 and our Chief Operation Officer since July 2014. He has also served as Chief Financial Officer of (1) Terra Capital Advisors since May 2012, (2) Terra Capital Advisors 2 since September 2012 and (3) each of the Terra Income Funds (except for Terra International) since May 2012. Since June 2014, he heas also served as Chief Financial Officer and Chief Operating Officer of Terra International. Since July 2014, he has also served as Secretary and Treasurer for Terra Secured Income Fund, Terra Secured Income Fund 2, Terra Secured Income Fund 3, Terra Secured Income Fund 4 and Terra Secured Income Fund 5. Since July 2014, he has also served as Chief Operating Officer of Terra Capital Advisors, Terra Capital Advisors 2 and Terra Capital Partners. Prior to joining Terra Capital Partners in May 2012, he served as Assistant Controller for W.P. Carey & Co. from 2006 to August 2010 and as Controller from August 2010 to May 2012. Mr. Pinkus also served as Controller and Vice President of Finance for several early-stage technology companies during the period of 1999 to 2005. Additionally, he managed large-scale information technology budgets at New York Life

Insurance Company from 2003 to 2004 and oversaw an international reporting group at Bank of America from 1992 to 1996. Mr. Pinkus is a Certified Public Accountant and member of the American Institute of Certified Public Accountants. He holds a B.S. in Accounting from the Leonard N. Stern School of Business at New York University.

Daniel J. Cooperman has served as our Managing Director of Originations since May 2013. He has also served as Managing Director of Originations of Terra Capital Advisors since 2009 and Terra Capital Advisors 2 since September 2012. Since June 2014, he has also served as Managing Director of Originations for Terra International. Mr. Cooperman has 17 years’ experience in the acquisition, financing, leasing and asset management of commercial real estate with an aggregate value of over $5 billion. Prior to the formation of Terra Capital Partners in 2001 and its commencement of operations in 2002, Mr. Cooperman handled mortgage and mezzanine placement activities for The Greenwich Group International, LLC from 2000 to 2002. Prior to joining The Greenwich Group, Mr. Cooperman worked in Chase Manhattan Bank’s Global Properties Group from 1999 to 2000, where he was responsible for financial analysis and due diligence for the bank’s strategic real estate acquisitions and divestitures. Prior to that time, he was responsible for acquisitions and asset management for JGS, a Japanese conglomerate with global real estate holdings. Mr. Cooperman holds a B.S. in Finance from the University of Colorado at Boulder.

Michael S. Cardello has served as our Chief Compliance Officer since May 2013 and as the Chief Compliance Officer of Terra Capital Markets since March 2011. He has also served as our Financial & Operations Principal of Terra Capital Markets since July 2011. Prior to joining Terra Capital Markets in March 2011, he served as Chief Compliance Officer from November 2006 to September 2011 and as Chief Financial Officer from August 2004 to September 2011 for Lightstone Securities LLC. Prior to his tenure at Lightstone Securities LLC, Mr. Cardello also served as Chief Financial Officer and Secretary at Spencer Trask Ventures from June 2004 to November 2006. Additionally, he served as an Adjunct Professor of Accounting at Farmingdale State University’s College of Technology from September 2004 to June 2005 and Senior Compliance Examiner at National Association of Securities Dealers, Inc., for New York District 12 (now FINRA District 10) from November 1989 to December 1990. Mr. Cardello holds a B.A. in History and an M.B.A. in Public Accounting and Taxation from the St. John’s University.

The officers of our company may also include one or more vice presidents and other officers in accordance with our bylaws. In addition, the board of directos may, from time to time, elect such other officers with such powers and duties as it shall deem necessary or desirable.

Committees of the Board of Directors

Our board of directors has the following committees:

Audit Committee

The audit committee is responsible for selecting, engaging and supervising our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the audit committee are [    ], all of whom are independent. [    ] serves as the chairman of the audit committee. Our board of directors has determined that [    ] is an “audit committee financial expert” as defined under SEC rules.

Valuation Committee

The valuation committee establishes guidelines, reviews valuations provided by an advisor or an independent valuation firm and makes recommendations to our board of directors regarding the valuation of our loans and investments. The members of the valuation committee are [    ], all of whom are independent. [    ] serves as chairman of the valuation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee selects and nominates directors for election by our stockholders, selects nominees to fill vacancies on our board of directors or a committee thereof, develops and recommends to our board of directors a set of corporate governance principles and oversees the evaluation of our board of directors. The nominating and corporate governance committee considers candidates suggested by its members and other directors, as well as our management and stockholders. A stockholder who wishes to recommend a prospective nominee for our board of directors must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws. See “Description of Our Securities — Provisions of the Maryland General Corporation Law and Our Charter and Bylaws — Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals” for a description of our stockholder nomination procedure. The members of the nominating and corporate governance committee are [    ], all of whom are independent. [    ] serves as chairman of the nominating and corporate governance committee.

Compensation of Directors

Our directors who do not also serve in an executive officer capacity for us or Terra Income Advisors are entitled to receive annual cash retainer fees, fees for attending board and committee meetings and annual fees for serving as a committee chairperson. These director nominees are Messrs. Evans, Jennings and Marks. The above directors will receive an annual fee of $20,000, plus $2,500 for each board meeting attended in person, $1,000 for each board meeting attended via teleconference and $1,000 for each committee meeting attended. In addition, the chairman of the audit committee will receive an annual fee of $7,500 and the chairman of each of the nominating and corporate governance and the valuation committees, and any other committee, will receive an annual fee of $2,500 for their additional services.

We will also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

We do not pay compensation to our directors who also serve in an executive officer capacity for us or Terra Income Advisors.

Compensation of Executive Officers

Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of Terra Income Advisors or by individuals who were contracted by us or by Terra Income Advisors to work on behalf of us pursuant to the terms of the investment advisory and administrative services agreement. Each of our executive officers is an employee of Terra Income Advisors, or one of its affiliates or an outside contractor, and the day-to-day investment operations and administration of our portfolio are managed by Terra Income Advisors. In addition, we reimburse Terra Income Advisors for our allocable portion of expenses incurred by Terra Income Advisors in performing its obligations under the investment advisory and administrative services agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the investment advisory and administrative services agreement.

The investment advisory and administrative services agreement provides that Terra Income Advisors and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by Terra Income Advisors or such other person, nor will Terra Income Advisors or such other person be held harmless for any loss or liability suffered by us, unless: (1) Terra Income Advisors or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) Terra Income Advisors or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by Terra Income Advisors or such other person acting as our agent; and (4) the indemnification or agreement to hold Terra Income Advisors or such other person harmless for any loss or liability is only recoverable out of our net assets and not from our stockholders.

About Terra Capital Partners

Terra Capital Partners, the parent company of our advisor, is a real estate finance and investment company based in New York City, and has engaged in the origination and management of debt and equity investments in approximately 296 properties in all major property types throughout the United States since it was founded in 2001 and commenced operations in 2002. These investments have been made in 34 states and have been secured by approximately 14.5 million square feet of office properties, 3.1 million square feet of retail properties, 4.2 million square feet of industrial properties, 2,480 hotel rooms and 20,352 apartment units. The value of the properties underlying these investments was approximately $5.6 billion based on appraised values as of the closing dates. As of the date of this prospectus, Terra Capital Partners and its affiliates employed 33 persons.

Terra Capital Partners is led by the chairman of our board of directors, Simon J. Mildé, and our chief executive officer, Bruce D. Batkin, and employs a team of highly experienced real estate, finance and securities professionals with an average of over 25 years’ experience in global real estate transactions. The management of Terra Capital Partners has broad-based, long-term relationships with major financial institutions, property owners and commercial real estate service providers. The Terra Capital Partners management personnel have worked together as a team engaged in the business of making investments in commercial real estate loans, preferred equity investments and certain real estate-related debt securities of private companies for approximately ten years, building on their prior experience in commercial real estate investment, finance, development and asset management with many of the top international real estate and investment banking firms, including Jones Lang Wootton (now Jones Lang LaSalle Incorporated), Merrill Lynch & Co., Inc., ABN Amro Bank N.V. and Donaldson, Lufkin and Jenrette Securities Corporation (now Credit Suisse (USA) Inc.). Please see “Management — Directors and Executive Officers” for biographical information regarding these individuals. We believe that the active and substantial ongoing participation of Terra Capital Partners in the real estate finance market, and the depth of experience and disciplined investment approach of its management team will allow our advisor to successfully execute our investment strategy.

In June 2007, immediately prior to the credit crisis, Terra Capital Partners sold 100% of its interests in its loan and property portfolios, and as such, has no pre-2009 “legacy assets.” See “— Terra Private Funds — The Pre-2007 Terra Private Funds” and “— Terra Private Funds — The Terra Income Funds.”

Terra Private Funds

Through its affiliates, Terra Capital Partners has managed the operations of multiple private real estate investment funds, which were formed to originate, acquire and manage real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States.

Terra Capital Partners was founded in 2001 and commenced operations in 2002 and acted as investment manager for the first Terra private fund in 2003. As a result, Terra Capital Partners has extensive experience in originating, acquiring and managing investments of the type we intend to make, in all types of real estate financial markets and all phases of the economic cycle. We intend to capitalize on the expertise that Terra Capital Partners has developed during economic expansions, peaks, contractions, troughs and recoveries. We will rely on the experience that its management has in determining when to enter and exit certain real estate-related investments based on market and economic conditions and future economic prospects.

The Terra private funds may be categorized as the pre-2007 Terra private funds and the post-2007 Terra private funds. The post-2007 Terra private funds are referred to as the Terra Income Funds.

The Pre-2007 Terra Private Funds

In 2003, Terra Capital Partners began serving as sub-advisor to its first investment program. It helped form and became the investment manager of RMLF I and RMLF II, both private Delaware limited liability companies that focused exclusively on the origination and management of mezzanine loans and preferred equity investments backed by income-producing properties in the United States. In 2004, Terra Capital Partners helped form and became the investment manager of Rubicon U.S. REIT, Inc., a private REIT organized in Delaware that focused exclusively on the acquisition and management of high quality, income-producing properties in the United States, particularly those leased to U.S. government agencies. The majority shareholder of Rubicon U.S. REIT, Inc. was Rubicon America Trust, a property trust listed on the Australian Stock Exchange. The pre-2007 Terra private funds are RMLF I & II and Rubicon U.S. REIT, Inc. Terra Capital Partners was responsible for managing the U.S. operations and investments of the pre-2007 Terra private funds from the inception of each fund. In late 2006, Rubicon America Trust acquired RMLF I & II, and Terra Capital Partners continued to be responsible for managing the operations and investments of RMLF I & II and Rubicon U.S. REIT, Inc.

In 2007, the management of Terra Capital Partners became concerned that certain conditions in the real estate finance market were contributing to a “bubble” and were thus inflating certain real estate and real estate-related investments beyond their intrinsic value. This concern led the management of Terra Capital Partners to conclude that the expected future cash flows from these investments, as well as the creditworthiness of the borrowers relative to the terms of the investments, did not warrant the values reflected in the prices of these investments. This overvaluation, it believed, could have an impact on all real estate and real estate-related investments, including those owned by the pre-2007 Terra private funds. From 2003 to 2007, Terra Capital Partners owned a 50% economic interest in the revenue of the company that managed the pre-2007 Terra private funds. The remaining 50% interest was held by a distribution partner of Terra Capital Partners. Based on its views regarding the prevailing market conditions, in June 2007, prior to the credit crisis, Terra Capital Partners sold 100% of its investment management interest in the pre-2007 Terra private funds. As such, Terra Capital Partners had no “legacy assets” at the time the markets for real estate-related investments suffered significant declines and today has no “pre-credit crisis” legacy assets.

The information concerning the pre-2007 Terra private funds presented herein is limited to the period from the funds’ respective dates of inception through the end of April 2007. During the period when Terra Capital Partners managed the pre-2007 Terra private funds, these funds raised a total of $436 million from investors.

You should not consider the performance of any of the Terra private funds as indicative of our future performance.

The following table sets forth information on all mezzanine loan investments originated by Terra Capital Partners on behalf of the pre-2007 Terra private funds, which it managed from 2004 until the sale of its interests in 2007.

Property	# of Properties	Region	Property Type	Orig. Date	Exit Date(1)	Annual Coupon(2)	Fees Earned(3)	Annualized Rate of Return(4)
GSA Bridge Portfolio	14	Nationwide	Office	Jun-05	Aug-05	20.00%	0.00%	20.00%
Roseville Bridge Portfolio	3	West	Retail	Jun-05	Feb-06	17.00%	0.00%	17.00%
Research Boulevard	1	Mid-Atlantic	Office	Oct-04	Mar-06	12.00%	9.00%	18.39%
Madden Company Bridge	1	West	Office	Dec-05	Apr-06	14.00%	2.00%	20.11%
Everest Portfolio	5	New England	Office	May-05	Aug-06	12.00%	2.00%	13.58%
Sycamore Plaza	1	Mid-West	Retail	Jul-04	Dec-06	12.00%	6.50%	14.78%
Willoughby Street	1	Mid-Atlantic	Condo	Dec-05	Feb-07	17.00%	2.25%	18.83%
Walker Building	1	Mid-Atlantic	Office	Jan-04	Jun-07	12.00%	1.00%	12.29%
H Street Building	1	Mid-Atlantic	Office	Jan-04	Jun-07	12.00%	1.00%	12.29%
Roxborough Portfolio	3	Mid-Atlantic	Apt.	Apr-04	Jun-07	13.00%	2.00%	13.63%
Quail Springs Parkway	1	South West	Office	Jun-04	Jun-07	12.00%	2.00%	12.68%
Urban Centre	1	South	Office	Jun-04	Jun-07	12.00%	2.00%	12.68%
Prospect Square	1	Mid-West	Retail	Sep-04	Jun-07	12.00%	2.00%	12.73%
Timberlake	1	South	Apt.	Oct-04	Jun-07	12.50%	2.00%	13.27%
Madison Pointe	1	South West	Apt.	Oct-04	Jun-07	12.50%	2.00%	13.27%
Cross Creek	1	Mid-West	Apt.	Oct-04	Jun-07	12.50%	2.00%	13.25%
Sun Village	1	South West	Apt.	Oct-04	Jun-07	12.50%	2.00%	13.26%
Westland	1	Mid-West	Apt.	Dec-04	Jun-07	13.50%	3.55%	14.94%
West Erie Center	1	Mid-West	Office	Mar-05	Jun-07	12.50%	1.00%	12.96%
Villages at Montpelier	1	Mid-Atlantic	Apt.	Mar-05	Jun-07	11.00%	1.00%	11.46%
Mosholu Parkway	1	Mid-Atlantic	Apt.	Mar-05	Jun-07	12.50%	2.00%	13.41%
AM South Center	1	South	Office	May-05	Jun-07	11.00%	1.00%	11.49%
Concourse Towers	1	South	Office	May-05	Jun-07	11.00%	1.50%	11.74%

Property	# of Properties	Region	Property Type	Orig. Date	Exit Date(1)	Annual Coupon(2)	Fees Earned(3)	Annualized Rate of Return(4)
Eureka Ridge Center	1	West	Retail	Jun-05	Jun-07	11.00%	1.38%	11.71%
Fairway Commons II	1	West	Retail	Jun-05	Jun-07	11.00%	1.38%	11.71%
Stoneview Office	1	West	Office	Jun-05	Jun-07	11.00%	1.38%	11.71%
Dakota Ridge	1	Mid-West	Apt.	Jul-05	Jun-07	12.00%	1.00%	12.53%
Tiberon Trails	1	Mid-West	Apt.	Jul-05	Jun-07	12.00%	1.00%	12.54%
Fifth Avenue	1	Mid-Atlantic	Retail	Oct-05	Jun-07	11.00%	1.00%	11.61%
Pennsville Center	1	Mid-Atlantic	Retail	Sep-05	Jun-07	12.00%	1.00%	12.60%
Value City Center	1	Mid-West	Retail	Sep-05	Jun-07	12.00%	1.00%	12.60%
Greentec IV	1	Mid-Atlantic	Office	Sep-05	Jun-07	11.00%	1.00%	11.58%
69th St Portfolio	9	Mid-Atlantic	Retail	Nov-05	Jun-07	11.00%	1.00%	11.64%
Lits Building	1	Mid-Atlantic	Office	Nov-05	Jun-07	11.00%	1.00%	11.64%
La Quinta	1	South West	Apt.	Nov-05	Jun-07	11.50%	1.00%	12.15%
Norden Park	1	New England	Industrial	Dec-05	Jun-07	11.00%	1.00%	11.68%
APS-Walmart	1	South West	Industrial	Mar-06	Jun-07	12.00%	1.00%	12.81%
APS-Schneider	1	West	Industrial	Mar-06	Jun-07	12.00%	1.00%	12.81%
Seaford Village	1	Mid-Atlantic	Retail	Feb-06	Jun-07	11.00%	1.00%	11.77%
Greenwood Village	1	West	Office	Apr-06	Jun-07	12.00%	0.00%	12.00%
West Adams	1	Mid-West	Office	Apr-06	Jun-07	11.50%	2.00%	13.27%
Gateway Center	1	Mid-Atlantic	Office	Apr-06	Jun-07	11.00%	2.00%	12.77%
King Street	1	Mid-Atlantic	Office	Jan-07	Jun-07	12.00%	2.00%	17.03%
Austin Portfolio	3	South West	Apt.	Jan-07	Jun-07	12.00%	1.50%	15.78%
Cerritos Center	1	West	Office	Jan-07	Jun-07	10.00%	1.00%	12.52%
RCG Portfolio	10	South	Retail	Mar-07	Jun-07	12.00%	2.00%	20.49%
Jacksonville Center	1	South	Office	Apr-07	Jun-07	11.00%	1.00%	17.64%
Riverview Corporate Center	1	Mid-Atlantic	Office	Apr-07	Jun-07	13.00%	2.00%	26.27%
Landmark	1	Mid-West	Condo	Oct-05	Jun-07	15.00%	3.00%	16.20%
Total	89					13.05%		15.28%

(1)	Terra Capital Partners sold its interest in all loans in June 2007. Any loans retired prior to that date were repaid by the borrower.
(2)	“Annual coupon” is defined as the stated interest rate of the loan.
(3)	Fees earned by the pre-2007 Terra private funds include origination, exit and prepayment fees collected from the borrower in connection with each investment.
(4)	Annualized rate of return is the total income from an investment divided by the investment amount and that quotient divided by the number of years that the investment was outstanding. Annualized rate of return figures are before any fees paid to the manager and are not compounded.

This mezzanine loan portfolio assembled by Terra Capital Partners was diversified by property type and geographic location as follows:

Asset Type	Percentage
Office	36.9%
Retail	16.3%
Multi-Family	23.9%
Condo	18.7%
Industrial	4.2%
Total	100%

Region	Percentage
Northeast	24.2%
Mid-Atlantic	14.4%
South	14.1%
South West	15.1%
Mid-West	20.1%
West	12.1%
100%

In addition to its mezzanine lending business, Terra Capital Partners has acquired, financed and managed over six million square feet of income-producing office and industrial property located throughout the United States. Terra Capital Partners acquired most of these properties in several large portfolios, which were leased primarily to federal, state and local government agencies. The following table sets forth information on the properties acquired by Terra Capital Partners from 2004 until the sale of all of its interests in June 2007.

Property	# of Properties	Region	Property Type	Acquisition Date
Park I Portfolio	5	South	Office	Dec-04
Park II	1	South	Office	Jun-05
GSA I Portfolio	16	Nationwide	Office	Jun-05
Fiddlers Green Portfolio	2	West	Office	Apr-06
GSA II Portfolio	17	Nationwide	Office	Jul-06
Total	41

This office and industrial property portfolio assembled by Terra Capital Partners was diversified by property type and geographic location:

Asset Type	Percentage
Office	83.3%
Industrial	16.7%
Total	100%

Region	Percentage
Northeast	21.9%
Mid-Atlantic	13.0%
South	19.9%
South West	2.2%
Mid-West	4.6%
West	38.3%
Total	100%

The Terra Income Funds

In 2009, following the collapse of the real estate-related investment markets and the capital markets generally, Terra Capital Partners determined that the market conditions were providing significant investment opportunities for sophisticated alternative providers of capital such as it to generate favorable returns for potential investors. Accordingly, the management of Terra Capital Partners decided to sponsor a series of private real estate income funds to capitalize on the available investment opportunities and the favorable investment terms that it could demand from borrowers seeking capital for commercial real estate. These private real estate funds were formed to originate, fund, acquire and structure real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States. These six Terra Income Funds are Terra Secured Income Fund, Terra Secured Income Fund 2, Terra Secured Income Fund 3, Terra Secured Income Fund 4, Terra Secured Income Fund 5 and Terra International.

Through its affiliates, Terra Capital Partners has managed the operations of the Terra Income Funds, which are a series of private limited liability companies which conducted private placements beginning in 2009.

You should not consider the performance of any of the Terra Income Funds as indicative of our future performance.

Terra Secured Income Fund.  Terra Secured Income Fund is a Delaware limited liability company formed to originate, fund, acquire and structure real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States. Terra Capital Advisors, an affiliate of Terra Income Advisors and Terra Capital Partners, has been responsible for managing the operations and investments of Terra Secured Income Fund since that fund’s inception. On July 20, 2009, Terra Secured Income Fund commenced a private placement of up to $20,000,000 in units of limited liability company membership interests, which was subsequently increased to a maximum offering of $40,000,000. On

October 22, 2009, Terra Secured Income Fund received and accepted subscriptions totaling more than its minimum offering amount of $3,000,000, and all subscription funds held in escrow were released to the fund. On April 18, 2011, the offering period ended following the receipt and acceptance of subscriptions totaling approximately $31.9 million from an aggregate of 499 investors.

Terra Capital Advisors originated 18 fixed rate loans and preferred equity investments for Terra Secured Income Fund, 11 of which have been pre-paid. As of the date of this prospectus, substantially all of the net offering proceeds of Terra Secured Income Fund have been invested.

You should not consider the performance of any of the Terra Income Funds as indicative of our future performance. The following table sets forth information regarding loan investments made by Terra Secured Income Fund from inception through the date of this prospectus and reflects the total return to Terra Secured Income Fund (before any fees paid to Terra Capital Advisors):

Loan/Investment	# of Properties Underlying Loan/ Investment	Location	Property Type	Loan Amount (millions)	Date(1)	Exit Date	Annual Coupon	Fees Earned(2)	Total Return(3)
Loans
840 First Street	1	Washington, D.C.	Office	$3.0	Oct-09	Mar-11	15.00%	3.00%	54.65%
Rialto-Capitol	1	Jersey City, NJ	Condo	$3.5	Jun-10	Mar-11	15.00%	3.00%	18.29%
Parke Lane Villas East	1	Santa Rosa, CA	Apt.	$2.8	Nov-10	Sep-12	15.00%	3.00%	31.08%
Bridgeview Apartments	1	Tampa, FL	Apt.	$6.0	Sep-13	Dec-13	14.00%	2.00%	5.70%
24 Hour Fitness	1	Fort Worth, TX	Retail	$2.2	Sep-13	Dec-13	15.00%	4.00%	20.42%
OCC/Penton	2	Cleveland, OH	Office	$8.1	Aug-10	N/A	13.00%	1.00%	N/A
Portland Airport Hotel Portfolio	2	Portland, OR	Hotel	$5.0	Sep-13	N/A	13.00%	2.50%	N/A
Museo Apartments	1	Austin, TX	Apt.	$4.0	Nov-13	N/A	12.00%	0.75%	N/A
Clemson Student Housing Portfolio	2	Clemson, SC	Apt.	$3.0	Dec-13	N/A	13.00%	2.00%	N/A
Marriott Hotel & Conference Center(4)	1	Spartanburg, SC	Hotel	$2.5	Jan-14	N/A	13.50%	2.00%	N/A
Preferred Equity Investments
Hamilton	1	Horn Lake, MS	Apt.	$2.6	Mar-11	Jul-12	13.50%	2.00%	29.38%
Clifton Ridge	1	Atlanta MSA,(5) GA	Apt.	$0.9	Feb-11	Sep-12	18.00%	3.00%	39.85%
Cortland Portfolio	5	Atlanta MSA,(5) GA	Apt.	$6.5	Jun-11	Aug-13	15.00%	4.62%	35.75%
Clifton Glen	1	Atlanta MSA,(5) GA	Apt.	$3.2	Mar-11	Aug-13	18.00%	3.00%	49.13%
Windover Villas	1	Fredericksburg, VA	Apt.	$1.3	Jun-11	Dec-13	13.50%	2.00%	36.46%
Townsend Square Apts	1	Fredericksburg, VA	Apt.	$2.2	May-11	May-14	13.50%	2.00%	43.34%
Brass Professional Center(6)	16	San Antonio, TX	Office	$4.1	Dec-12	N/A	16.50%	3.00%	N/A
Le Saint Drive Center(7)	1	Cincinnati, OH	Industrial	$1.4	May-13	N/A	13.50%	2.00%	N/A

(1)	Date means the origination date of the loan or the date of the preferred equity investment.
(2)	Fees Earned include origination and exit fees collected or to be collected by Terra Secured Income Fund from the respective borrower in connection with each loan or preferred equity investment.
(3)	Total Return figures are neither compounded nor annualized and include yield maintenance for early repayments. The following deals include yield maintenance: 840 First Street ($923,077); Rialto-Capitol ($251,957); Hamilton ($261,300); Park Lane Villas East ($119,160); Clifton Ridge ($141,928); Cortland Portfolio ($257,000); Windover Villas ($4,455); and 24 Hour Fitness ($305,698). All return figures are calculated prior to the payment of any fees to Terra Capital Advisors, LLC.
(4)	Original loan is $3.0 million of which Terra Secured Income Fund sold a $0.5 million pari passu participation to Terra Secured Income Fund 5.
(5)	MSA means metropolitan statistical area.
(6)	Original loan is $10.8 million of which Terra Secured Income Fund 3 sold a $2.5 million pari passu participation to Terra Secured Income Fund. In July 2014, an additional $3.58 million was funded out of Terra Secured Income Fund and Terra Secured Income Fund 5, increasing the total balance to $14.38 million.
(7)	Original loan is $7.21 million of which Terra Secured Income Fund sold a $5.77 million pari passu participation to Terra Secured Income Fund 4.

Terra Secured Income Fund 2.  Terra Secured Income Fund 2 is a Delaware limited liability company formed to originate, fund, acquire and structure real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States. Terra Capital Advisors has also been responsible for managing the operations and investments of Terra Secured Income Fund 2 since that fund’s inception. On May 5, 2011, Terra Secured Income Fund 2 commenced its offering of up to $30,000,000 in units of limited liability company membership interests, which was subsequently increased to a maximum offering of $35,000,000. On August 1, 2011, Terra Secured Income Fund 2 received and accepted subscriptions totaling more than the minimum offering amount of $3,000,000, and all subscription funds held in escrow were released to the fund. On December 27, 2011, the offering period ended following the receipt and acceptance of subscriptions totaling approximately $34.5 million from an aggregate of 499 investors.

Terra Capital Advisors originated 14 fixed rate loans and preferred equity investments for Terra Secured Income Fund 2, six of which have been pre-paid. As of the date of this prospectus, substantially all of the net offering proceeds of Terra Secured Income Fund 2 have been invested.

You should not consider the performance of any of the Terra Income Funds as indicative of our future performance. The following table sets forth information regarding loan investments made by Terra Secured Income Fund 2 from inception through the date of this prospectus and reflects the total return to Terra Secured Income Fund 2 (before any fees paid to Terra Capital Advisors):

Loan/Investment	# of Properties Underlying Loan/ Investment	Location	Property Type	Loan Amount (millions)	Date(1)	Exit Date	Annual Coupon	Fees Earned(2)	Total Return(3)
Loans
Applebee's Portfolio	17	Atlanta MSA,(4) GA	Retail	$3.5	Oct-11	Jun-12	14.00%	2.71%	24.01%
Cleveland Tech Center(5)	1	Cleveland, OH	Industrial	$4.0	Aug-12	May-13	13.00%	2.00%	17.96%
L Street Lofts	1	Sacramento, CA	Apt.	$4.4	Jul-12	Feb-14	15.00%	3.00%	36.75%
Holiday Inn	1	Atlanta, GA	Hotel	$2.3	Jun-12	N/A	13.50%	3.00%	N/A
Boston Mayo	13	Boston/Lynn, MA	Apt.	$4.0	Jul-12	N/A	12.00%	2.00%	N/A
CSRA Credit Facility(6)	1	Multi-State	Various	$6.0	Dec-13	N/A	13.00%	2.00%	N/A
Preferred Equity Investments
Thornblade Park Apartments	1	Greer, SC	Apt.	$2.2	Nov-11	Nov-13	13.00%	2.00%	41.61%
Crestmont at Thornblade	1	Greenville, SC	Apt.	$2.0	Feb-12	Nov-13	13.00%	3.00%	42.61%
Crescent Hotel	1	San Francisco, CA	Hotel	$5.1	Nov-11	Jan-14	13.50%	2.83%	33.29%
La Jolla on Park	1	Plano, TX	Apt.	$2.0	Mar-12	N/A	14.00%	3.00%	N/A
Arbor Station	1	Montgomery, AL	Apt.	$2.1	Apr-12	N/A	15.00%	3.00%	N/A
Stratford Village	1	Montgomery, AL	Apt.	$1.6	Apr-12	N/A	15.00%	3.00%	N/A
Mystic Hotel	1	San Francisco, CA	Hotel	$4.3	Jan-14	N/A	12.00%	1.00%	N/A
Marriott Warner Center(7)	1	Los Angeles, CA	Hotel	$7.5	Jul-14	N/A	13.25%	2.00%	N/A

(1)	Date means the origination date of the loan or the date of the preferred equity investment.
(2)	Fees Earned include origination and exit fees collected or to be collected by Terra Secured Income Fund 2 from the respective borrower in connection with each loan or preferred equity investment.
(3)	Total Return figures are neither compounded nor annualized and include yield maintenance for early repayments. The following deals include yield maintenance: Applebee's ($454,255), Cleveland Tech Center ($267,222), Thornblade Park Apartments ($288,383), Crestmont at Thornblade ($326,444), and L Street Lofts ($297,000). All return figures are calculated prior to the payment of any fees to Terra Capital Advisors, LLC.
(4)	MSA means metropolitan statistical area.
(5)	Original loan is $8.0 million of which Terra Secured Income Fund 3 sold a $4.0 million pari passu participation to Terra Secured Income Fund 2.
(6)	CSRA Credit Facility is a line of credit for Capital Square Realty Advisors that totals $6.0 million and fully earns interest. For multifamily deals, the interest rate will be 13.0%. All other property types the rate will be 14.0%.
(7)	Original loan is $20.0 million of which Terra Secured Income Fund 5 sold a $7.5 million pari passu participation to Terra Secured Income Fund 2. Loan consists of a $20.0 million initial funding and a $2.0 million future funding commitment.

Terra Secured Income Fund 3.  Terra Secured Income Fund 3 is a Delaware limited liability company formed to originate, fund, acquire and structure real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States. Terra Capital Advisors has also been responsible for managing the operations and investments of Terra Secured Income Fund 3 since that fund’s inception. On January 5, 2012, Terra Secured Income Fund 3 commenced its offering of up to $30,000,000 in units of limited liability company membership interests, which was subsequently increased to a maximum offering of $40,000,000. On March 1, 2012, Terra Secured Income Fund 3 received and accepted subscriptions totaling more than the minimum offering amount of $3,000,000, and all subscription funds held in escrow were released to the fund. On September 18, 2012, the offering period ended following the receipt and acceptance of subscriptions totaling approximately $39.3 million from an aggregate of 490 investors.

Terra Capital Advisors originated eight fixed rate loans and preferred equity investments for Terra Secured Income Fund 3, one of which has been pre-paid. As of the date of this prospectus, substantially all of the net offering proceeds of Terra Secured Income Fund 3 have been invested.

You should not consider the performance of any of the Terra Income Funds as indicative of our future performance. The following table sets forth information regarding loan investments made by Terra Secured Income Fund 3 from inception through the date of this prospectus and reflects the total return to Terra Secured Income Fund 3 (before any fees paid to Terra Capital Advisors):

Loan/Investment	# of Properties Underlying Loan/ Investment	Location	Property Type	Loan Amount (millions)	Date(1)	Exit Date	Annual Coupon	Fees Earned(2)	Total Return(3)
Loans
Cleveland Tech Center(4)	1	Cleveland, OH	Industrial	$4.0	Aug-12	May-13	13.00%	2.00%	17.96%
Ramada Fort Walton Beach	1	Fort Walton Beach, FL	Hotel	$4.5	Jul-12	N/A	13.00%	1.40%	N/A
AHF Multi-Family Portfolio	4	Suburban Dallas/ Houston, TX	Apt.	$5.4	Jul-12	N/A	14.00%	2.00%	N/A
Z NYC Hotel(5)	1	Long Island City, NY	Hotel	$3.5	Nov-12	N/A	13.00%	2.14%	N/A
Carolinas Self-Storage Portfolio	6	Various, NC and SC	Industrial	$3.3	Nov-12	N/A	14.00%	2.00%	N/A
Park Central and Park East(6)	12	Greenville, SC	Office	$4.8	Nov-12	N/A	14.00%	1.00%	N/A
Kingsport Multifamily Portfolio	4	Kingsport, TN	Apt.	$3.0	Jan-14	N/A	13.00%	2.00%	N/A
Preferred Equity Investments
Brass Professional Center(7)	16	San Antonio, TX	Office	$8.3	Dec-12	N/A	16.50%	3.00%	N/A

(1)	Date means the origination date of the loan or the date of the preferred equity investment.
(2)	Fees Earned include origination and exit fees collected or to be collected by Terra Secured Income Fund 3 from the respective borrower in connection with each loan or preferred equity investment.
(3)	Total Return figures are neither compounded nor annualized and include yield maintenance for early repayments. Cleveland Tech Center loan includes a prepayment fee of $267,222. All return figures are calculated prior to the payment of any fees to Terra Capital Advisors, LLC.
(4)	Original loan is $8.0 million of which Terra Secured Income Fund 3 sold a $4.0 million pari passu participation to Terra Secured Income Fund 2.
(5)	Original loan is $4.5 million of which Terra Secured Income Fund 3 sold a $1.0 million pari passu participation to Terra Secured Income Fund 4.
(6)	Original loan is $3.5 million. In June 2014, an additional $1.3 million was funded, increasing the loan balance to $4.8 million.
(7)	Original loan is $10.8 million of which Terra Secured Income Fund 3 sold a $2.5 million pari passu participation to Terra Secured Income Fund. In July 2014, an additional $3.58 million was funded out of Terra Secured Income Fund and Terra Secured Income Fund 5, increasing the total balance to $14.38 million.

Terra Secured Income Fund 4.  Terra Secured Income Fund 4 is a Delaware limited liability company formed to originate, fund, acquire and structure real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States. Terra Capital Advisors 2, an affiliate of our advisor, Terra Capital Partners and Terra Capital Advisors, has been responsible for managing the operations and investments of Terra Secured Income Fund 4 since that fund’s inception. On September 28, 2012, Terra Secured Income Fund 4 commenced its offering of up to $50,000,000 in units of limited liability company membership interests. On November 30, 2012, Terra Secured Income Fund 4 received and accepted subscriptions totaling more than the minimum offering amount of $3,000,000, and all subscription funds held in escrow were released to the fund. On January 8, 2013, the maximum size of the offering was increased from $50,000,000 to $60,000,000. On March 1, 2013, the maximum size of the offering was increased again from $60,000,000 to $75,000,000. On June 17, 2013, the maximum offering size was again increased from $75,000,000 to $90,000,000. On July 31, 2013, the offering period ended following the receipt and acceptance of subscriptions totalling approximately $88.7 million from 848 investors.

Terra Capital Advisors 2 originated 13 fixed rate loans and preferred equity investments for Terra Secured Income Fund 4, one of which has been pre-paid. As of the date of this prospectus, substantially all of the net offering proceeds of Terra Secured Income Fund 4 have been invested.

You should not consider the performance of any of the Terra Income Funds as indicative of our future performance. The following table sets forth information regarding loan investments made by Terra Secured Income Fund 4 from inception through the date of this prospectus and reflects the total return to Terra Secured Income Fund 4 (before any fees paid to Terra Capital Advisors 2):

Loan/Investment	# of Properties Underlying Loan/ Investment	Location	Property Type	Loan Amount (millions)	Date(1)	Exit Date	Annual Coupon	Fees Earned(2)	Total Return(3)
Loans
Encino Courtyard	1	Encino, CA	Retail	$2.5	Dec-12	N/A	13.50%	2.00%	N/A
DoubleTree by Hilton	1	Greensboro, NC	Hotel	$3.5	Mar-13	N/A	14.00%	2.00%	N/A
Seven Penn Center(4)	1	Philadelphia, PA	Office	$4.2	Mar-13	N/A	12.50%	1.00%	N/A
Z NYC Hotel(5)	1	Long Island City, NY	Hotel	$1.0	Nov-12	N/A	13.00%	2.14%	N/A
Sheraton Hotel & Spa	1	Fort Worth, TX	Hotel	$8.7	Jul-13	N/A	14.50%	2.00%	N/A
Matrix MHC Portfolio(6)	11	Various	Manufactured Housing	$15.0	Aug-13	N/A	12.50%	1.00%	N/A
Ball State Student Housing	2	Muncie, IN	Apt.	$2.7	Sep-13	N/A	13.00%	2.00%	N/A
Peachtree Pointe	3	Atlanta, Georgia	Office	$7.5	Oct-13	N/A	12.00%	1.00%	N/A
Georgia REO Multifamily Portfolio	6	Various, Georgia	Apt.	$6.5	Dec-13	N/A	14.00%	2.00%	N/A
Preferred Equity Investments
iStorage Portfolio	9	Various	Industrial	$5.5	Jan-13	Oct-14	13.50%	2.00%	37.00%
Le Saint Drive Center(7)	1	Cincinnati, OH	Industrial	$5.8	May-13	N/A	13.50%	2.00%	N/A
Hilton Garden Inn	1	Fort Washington, PA	Hotel	$3.7	Oct-13	N/A	13.00%	2.00%	N/A
Caton Place(8)	1	Brooklyn, NY	Apt.	$7.0	Nov-13	N/A	15.00%	2.00%	N/A

(1)	Date means the origination date of the loan or the date of the preferred equity investment.
(2)	Fees Earned include origination and exit fees collected or to be collected by Terra Secured Income Fund 4 from the respective borrower in connection with each loan or preferred equity investment.
(3)	Total Return figures are neither compounded nor annualized and include yield maintenance for early repayments. iStorage Portfolio loan includes a prepayment fee of $651,875. All return figures are calculated prior to the payment of any fees to Terra Capital Advisors 2, LLC.
(4)	Loan consists of a $4.0 million initial funding and a $1.2 million future funding commitment.

(5)	Original loan is $4.5 million of which Terra Secured Income Fund 3 sold a $1.0 million pari passu participation to Terra Secured Income Fund 4.
(6)	Interest rate is fixed for the first year at 12.6%, then declining through the Loan Term to 12.34% by month 60, for an average effective yield of 12.5%.
(7)	Original loan is $7.21 million of which Terra Secured Income Fund sold a $5.77 million pari passu participation to Terra Secured Income Fund 4.
(8)	Loan consists of a $7.0 million initial funding and a $5.0 million future funding commitment.

Terra Secured Income Fund 5.  Terra Secured Income Fund 5 is a Delaware limited liability company formed to originate, fund, acquire and structure real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States. Terra Capital Advisors 2, an affiliate of our advisor, Terra Capital Partners and Terra Capital Advisors, has been responsible for managing the operations and investments of Terra Secured Income Fund 5 since that fund’s inception. On August 8, 2013, Terra Secured Income Fund 5 commenced its offering of up to $100,000,000 in units of limited liability company membership interests. On August 27, 2013, the maximum size of the offering was increased to $160 million. On August 27, 2013, Terra Secured Income Fund 5 received and accepted subscriptions totaling more than the minimum offering amount of $3,000,000, and all subscription funds held in escrow were released to the fund. As of the date of this prospectus, Terra Secured Income Fund 5 has raised approximately $116.6 million from approximately 1,200 investors.

Terra Capital Advisors 2 originated 10 fixed rate loans and preferred equity investments for Terra Secured Income Fund 5. As of the date of this prospectus, approximately $68.5 million of the net offering proceeds of Terra Secured Income Fund 5 have been invested.

You should not consider the performance of any of the Terra private funds as indicative of our future performance. The following table sets forth information regarding loan investments made by Terra Secured Income Fund 5 from inception through the date of this prospectus and reflects the total return to Terra Secured Income Fund 5 (before any fees paid to Terra Capital Advisors 2):

Loan/Investment	# of Properties Underlying Loan/ Investment	Location	Property Type	Loan Amount (millions)	Date(1)	Exit Date	Annual Coupon	Fees Earned(2)	Total Return(3)
Loans
UBS Tower(4)	1	Nashville, TN	Office	$8.6	Nov-13	N/A	15.00%	2.50%	N/A
Marriott Hotel & Conference Center(5)	1	Spartanburg, SC	Hotel	$0.5	Jan-14	N/A	13.50%	2.00%	N/A
Residences at Justison Landing	1	Wilmington, DE	Apt.	$9.0	Feb-14	N/A	12.00%	2.00%	N/A
98 14th Street NE	1	Atlanta, GA	Land	$5.5	May-14	N/A	18.00%	2.00%	N/A
55 Miracle Mile	1	Coral Gables, FL	Mixed Use	$3.4	Aug-14	N/A	14.00%	2.00%	N/A
CSRA Credit Facility Expansion(6)	2	Multi-State	Various	$3.3	Oct-14	N/A	13.00%	2.00%	N/A
Preferred Equity Investments
1733 Ocean Avenue(7)	1	Santa Monica, CA	Office	$12.3	Mar-14	N/A	14.00%	2.00%	N/A
514 West 24th Street	1	New York, NY	Land	$11.4	Jul-14	N/A	16.00%	2.00%	N/A
Brass Professional Center(8)	16	San Antonio, TX	Office	$2.0	Dec-12	N/A	16.50%	3.00%	N/A
Marriott Warner Center(9)	1	Los Angeles, CA	Hotel	$12.5	Jul-14	N/A	13.25%	2.00%	N/A

(1)	Date means the origination date of the loan or the date of the preferred equity investment.
(2)	Fees Earned include origination and exit fees collected or to be collected by Terra Secured Income Fund 5 from the respective borrower in connection with each loan or preferred equity investment.
(3)	Total Return figures are neither compounded nor annualized and include yield maintenance for early repayments. All return figures are calculated prior to the payment of any fees to Terra Capital Advisors 2, LLC.

(4)	Loan consists of a $8.1 million initial funding and a $6.0 million future funding commitment. In June 2014, an additional $525,000 was funded increasing the current balance to $8.6 million.
(5)	Original loan is $3.0 million of which Terra Secured Income Fund sold a $0.5 million pari passu participation to Terra Secured Income Fund 5.
(6)	CSRA Credit Facility Expansion is an extension to the line of credit for Capital Square Realty Advisors that closed in Terra Secured Income Fund 2. The Facility Expansion totals $3.3 million and fully earns interest. For multifamily deals, the interest rate will be 13.0%. For all other property types, the interest rate will be 14.0%.
(7)	Loan consists of a $9.2 million initial funding and a $3.0 million additional funding in September 2014.
(8)	Original loan is $10.8 million of which Terra Secured Income Fund 3 sold a $2.5 million pari passu participation to Terra Secured Income Fund. In July 2014, an additional $3.58 million was funded out of Terra Secured Income Fund and Terra Secured Income Fund 5, increasing the total balance to $14.38 million.
(9)	Original loan is $20.0 million of which Terra Secured Income Fund 5 sold a $7.5 million pari passu participation to Terra Secured Income Fund 2. Loan consists of a $20.0 million initial funding and a $2.0 million future funding commitment.

Terra International.  Terra International is a Cayman Islands exempted company formed to acquire real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans and other loans related to high quality commercial real estate in the United States. Terra Capital Advisors, an affiliate of our advisor, Terra Capital Partners and Terra Capital Advisors 2, has also been responsible for managing the operations and investments of Terra International since that fund’s inception. On June 20, 2014, Terra International commenced its offering of up to U.S. $25,000,000 in shares of the Cayman Islands exempted company. On July 18, 2014, Terra International received and accepted subscriptions totaling more than the minimum offering amount of $10,000,000, and all subscription funds held in escrow were released to the fund. As of the date of this prospectus, Terra International has raised approximately $24.2 million from approximately 164 investors.

You should not consider the performance of any of the Terra Income Funds as indicative of our future performance. As of the date of this prospectus, Terra International has not made any investments.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of Terra Income Advisors and its executive officers. The investment committee of Terra Income Advisors will approve each new investment that we make. The executive officers of Terra Income Advisors receive no compensation from us in connection with their portfolio management activities. The executive officers of Terra Income Advisors will allocate their time between advising us and managing other investment activities and business activities in which they may be involved. Therefore, Terra Income Advisors, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

Executive Officers

The following persons serve as executive officers of our advisor in the following capacities:

Name	Age	Positions Held
Simon J. Mildé	68	Chairman of the Board of Managers
Bruce D. Batkin	61	Chief Executive Officer

For information regarding the business experience of Messrs. Mildé and Batkin, see “Management — Board of Directors and Executive Officers.”

INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT

Management Services and Responsibilities

Terra Income Advisors is registered as an investment adviser under the Advisers Act and serves as our investment adviser pursuant to the investment advisory and administrative services agreement in accordance with the 1940 Act. As an investment adviser registered under the Advisers Act, our advisor has a fiduciary duty to act solely in the best interests of our company, its client. As part of this duty, our advisor has a fiduciary responsibility for the safekeeping and use of all our funds and assets, whether or not in its immediate possession or control. As such, our advisor may not employ, or permit another to employ, our funds or assets in any manner except for our exclusive benefit. Our advisor is prohibited from contracting away the fiduciary obligation owed to us and our stockholders under common law.

Subject to the overall supervision of our board of directors, our advisor oversees our day-to-day operations and provides us with investment advisory services. Under the terms of the investment advisory and administrative services agreement, our advisor:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	determines what securities we will purchase, retain or sell;
•	identifies, evaluates, negotiates and structures the investments we make; and
•	executes, monitors and services the investments we make.

Our advisor will also seek to ensure that we maintain adequate reserves for normal replacements and contingencies (but not for payment of fees payable to it) by causing us to retain a reasonable percentage of offering proceeds, revenues or other sources of reserves. Our advisor’s services under the investment advisory and administrative services agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, our advisor performs certain administrative services under the investment advisory and administrative services agreement. See “Administrative Services.”

Advisory Fees

We pay our advisor a fee for its services under the investment advisory and administrative services agreement consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee payable to our advisor and any incentive fees it earns are ultimately borne by our stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 2.0% of our average gross assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of our advisor. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as our advisor shall determine. The base management fee for any partial month or quarter will be appropriately prorated.

Incentive Fee

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is subject to a quarterly hurdle rate, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized), subject to a “catch up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to our advisor under the investment advisory and administrative services agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No incentive fee is payable to our advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 2.0% (8.0% annualized);
•	100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any calendar quarter (10% annualized) is payable to our advisor. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the “catch-up.” The “catch-up” provision is intended to provide our advisor with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.5% in any calendar quarter; and
•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter (10.0% annualized) is payable to our advisor once the hurdle rate is reached and the catch-up is achieved.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income
Pre-Incentive Fee Net Investment Income
(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income allocated to income-related portion of incentive fee

These calculations will be appropriately prorated for any period of less than three months and adjusted, if appropriate, for any equity capital raises or repurchases during the applicable calendar quarter.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we will accrue (but not pay) for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

All percentages are based on adjusted capital. See “Compensation of the Dealer Manager and the Advisor” for information regarding the calculation of adjusted capital.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%
Hurdle rate(1) = 2.0%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income – (base management fee + other expenses)) = 0.55%

Pre-incentive fee net investment income does not exceed the hurdle rate; therefore, there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.9%
Hurdle rate(1) = 2.0%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income – (base management fee + other expenses)) = 2.2%

Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Catch up	= 100% × (2.2% – 2.0%)
= 0.2%

Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision; therefore, the subordinated incentive fee on income is 0.2%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%
Hurdle rate(1) = 2.0%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income – (base management fee + other expenses)) = 2.8%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (20.0% × (pre-incentive fee net investment income – 2.5%))

Catch up	= 2.5% – 2.0%
= 0.50%

Subordinated incentive fee on income = (100% × 0.5%) + (20.0% × (2.8% – 2.5%))

= 0.5% + (20% × 0.3%)
= 0.5% + 0.06%
= 0.56%

Pre-incentive fee net investment income exceeds the hurdle rate and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.56%.

(1)	Represents 8.0% annualized hurdle rate.
(2)	Represents 2.0% annualized base management fee on average gross assets. Examples assume assets are equal to adjusted capital.
(3)	Excludes organizational and offering expenses.
(4)	The “catch-up” provision is intended to provide our advisor with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 2.5% in any calendar quarter.

Example 2: Incentive Fee on Capital Gains

Scenario 1

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

Year 3: FMV of Investment B determined to be $25 million

Year 4: Investment B sold for $31 million

The incentive fee on capital gains would be:

Year 1: None

Year 2: Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%)

Year 3: None → $5 million (20.0% multiplied by ($30 million cumulative realized capital gains less $5 million cumulative unrealized capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)

Year 4: Incentive fee on capital gains of $200,000 → $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains taken in Year 2)

Scenario 2

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

Year 4: FMV of Investment B determined to be $35 million

Year 5: Investment B sold for $20 million

The incentive fee on capital gains would be:

Year 1: None

Year 2: Incentive fee on capital gains of $5 million → 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

Year 3: Incentive fee on capital gains of $1.4 million → $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains received in Year 2

Year 4: None

Year 5: None → $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3

*	The returns shown are for illustrative purposes only. No incentive fee is payable to Terra Income Advisors in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate. Positive returns are shown to demonstrate the fee structure and there is no guarantee that positive returns will be realized. Actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses include the payment of advisory fees and other expenses under the investment advisory and administrative services agreement, interest expense from financing facilities and other expenses necessary for our operations. Our investment advisory fee compensates our advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organization expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and administrative services agreement;
•	the cost of calculating our NAV, including the cost of any third-party pricing or valuation services;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	fees payable to third parties relating to, or associated with, monitoring our financial and legal affairs, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	interest payments on our debt, if any, incurred to finance our investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with marketing efforts;
•	federal and state registration fees;
•	federal, state and local taxes;
•	fees and expenses of directors not also serving in an executive officer capacity for us or Terra Income Advisors;
•	costs of director and stockholder meetings, proxy statements, stockholders’ reports and notices;
•	costs of fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;
•	direct costs, including those relating to printing of stockholder reports and advertising and sales materials, mailing and long distance telephone charges;
•	fees and expenses associated with independent audits and outside legal costs;
•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws including compliance with the Sarbanes-Oxley Act;
•	brokerage commissions for the purchase and sale of our investments;
•	costs associated with our chief compliance officer; and
•	all other expenses incurred by our advisor, or us in connection with administering our business, including expenses incurred by our advisor in performing administrative services for us and administrative personnel paid by our advisor, to the extent they are not controlling persons of our advisor or any of its affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

Reimbursement of Terra Income Advisors for Administrative Services

We reimburse our advisor for expenses necessary to perform services related to our administration and operation. The amount of this reimbursement is set at the lesser of (1) our advisor’s actual costs incurred in providing such services and (2) the amount that our board of directors, including a majority of our independent directors, estimates we would be required to pay alternative service providers for comparable services in the same geographic location. Our advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of directors then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to our advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse our advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of our advisor.

Duration and Termination

The investment advisory and administrative services agreement will become effective upon the date that we satisfy our minimum offering requirement. See “Investment Objectives and Strategy — Capital Contribution of Terra Income Advisors.” Unless earlier terminated as described below, the investment advisory and administrative services agreement will remain in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. A discussion regarding the basis for our approval of the investment advisory and administrative services agreement will be available in our annual reports to stockholders. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory and administrative services agreement.

The investment advisory and administrative services agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory and administrative services agreement provides that we may terminate the agreement without penalty upon 60 days’ written notice to our advisor. If our advisor wishes to voluntarily terminate the investment advisory and administrative services agreement, it must give us a minimum of 120 days’ notice prior to termination and must pay all expenses associated with its termination. The investment advisory and administrative services agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities. We may terminate our advisor’s interest in our revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of such interest, determined by agreement between us and our advisor. If we cannot agree on such amount, it will be determined in accordance with the then current rules of the American Arbitration Association. The expenses of such arbitration shall be borne equally. The method of payment to our advisor must be fair and must protect our solvency and liquidity.

Without the vote of holders of a majority of our outstanding voting securities, our investment advisory and administrative services agreement may not be materially amended, nor may we engage in a merger or other reorganization with our advisor. In addition, should we or our advisor elect to terminate the investment advisory and administrative services agreement, a new advisor may not be appointed without approval of a majority of our outstanding common stock, except in limited circumstances where a temporary advisor may be appointed without stockholder consent, consistent with the 1940 Act, for a time period not to exceed 150 days following the date on which the previous contract terminates.

Prohibited Activities

Our charter prohibits the following activities between us and our advisor and its affiliates:

•	We may not purchase or lease assets in which our advisor or its affiliates has an interest unless we disclose the terms of the transaction to our stockholders and the assets are sold or leased upon terms that are reasonable to us and at a price that does not exceed the lesser of cost or fair market value, as determined by an independent expert;

•	Our advisor and its affiliates may not acquire assets from us unless approved by our stockholders in accordance with our charter;
•	We may not lease assets to our advisor or its affiliates unless the transaction occurs at our formation, we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;
•	We may not make any loans to our advisor or its affiliates except for the advancement of funds as permitted by our charter;
•	We may not acquire assets in exchange for our stock;
•	We may not pay a commission or fee, either directly or indirectly to our advisor or its affiliates, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;
•	Our advisor and its affiliates may not charge duplicate fees to us; and
•	Our advisor and its affiliates may not provide financing to us with a term in excess of 12 months. In connection with any such financing, our advisor may not receive interest in excess of the lesser of its cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our advisor also may not receive a prepayment charge or penalty in connection with any such financing.

In addition, the investment advisory and administrative services agreement prohibits our advisor and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. Our advisor and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Our advisor and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification

The investment advisory and administrative services agreement provides that our advisor and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent are not entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by our advisor or such other person, nor will our advisor or such other person be held harmless for any loss or liability suffered by us, unless: (1) our advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) our advisor or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by our advisor or such other person acting as our agent; and (4) the indemnification or agreement to hold our advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. We maintain a joint liability insurance policy with our affiliates, including our advisor. The premiums for this policy are allocated across all insureds based on, among other things, the proportional share of the premium that we and our affiliates would pay had we purchased our policies separately and the asset base of each such entity. The independent directors of our board of directors must review and approve our allocation on an annual basis. As a result, our advisor bears the cost of its own liability insurance.

Organization of Terra Income Advisors

Our advisor is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of our advisor is Terra Income Advisors, LLC, 805 Third Avenue, 8th Floor, New York, New York 10022.

Board Approval of the Investment Advisory Agreement

Our investment advisory and administrative services agreement was approved by our board of directors in [           ], 2014 and will become effective upon our satisfaction of the minimum offering requirement.

Such approvals were made in accordance with, and on the basis of an evaluation satisfactory to our board of directors as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder, including a consideration of, among other factors, (i) the nature, quality and extent of the advisory and other services to be provided under the agreements, (ii) the investment performance of the personnel who manage investment portfolios with objectives similar to ours, (iii) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives and (iv) information about the services to be performed and the personnel performing such services under each of the agreements.

ADMINISTRATIVE SERVICES

Terra Income Advisors is reimbursed for administrative expenses it incurs on our behalf, including general ledger accounting, fund accounting and investor services. Our advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, our advisor assists us in publishing our NAV, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

For providing these services, facilities and personnel, we reimburse our advisor for administrative expenses it incurs in performing its obligations. The amount of this reimbursement is set at the lesser of (1) our advisor’s actual costs incurred in providing such services and (2) the amount that our board of directors, including a majority a majority of our independent directors, estimates we would be required to pay alternative service providers for comparable services in the same geographic location. Our advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of directors then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to our advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse our advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of our advisor.

For a discussion of the indemnification provisions in the investment advisory and administrative services agreement, see “Investment Advisory and Administrative Services Agreement — Indemnification.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an investment advisory and administrative services agreement with Terra Income Advisors. Pursuant to the investment advisory and administrative services agreement, we pay our advisor a base management fee and an incentive fee. See “Investment Advisory and Administrative Services Agreement” for a description of how the fees payable to our advisor are determined.

Our executive officers, certain of our directors and certain debt finance professionals of Terra Capital Partners who perform services for us on behalf of our advisor are also officers, trustees, managers and/or key professionals of Terra Capital Markets, the dealer manager for this offering, and other Terra Capital Partners entities. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Terra Capital Partners may organize other debt-related programs and acquire for their own account debt-related investments that may be suitable for us. In addition, Terra Capital Partners may grant equity interests in our advisor to certain management personnel performing services for our advisor.

All transactions we enter into with our affiliates must be fair and reasonable to us and on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.

Allocation of Terra Income Advisors’ Time

We rely on our advisor to manage our day-to-day activities and to implement our investment strategy. Our advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, our advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of the Terra Income Funds. Our advisor and its employees will devote only as much of its or their time to our business as it and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, our advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

However, we believe that the members of our advisor’s senior management and the other key debt finance professionals performing services to us on behalf of our advisor have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Terra Capital Partners-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at the advisor providing services to multiple programs. For example, our advisor has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

Competition and Allocation of Investment Opportunities

Concurrent with our continuous offering, employees of our advisor are simultaneously providing investment advisory services to other affiliated entities, including the Terra Income Funds.

Our advisor may determine it appropriate for us and one or more other investment programs managed by our advisor or any of its affiliates to participate in an investment opportunity. To the extent we are able to make co-investments with investment programs managed by our advisor or its affiliates, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating programs. In addition, conflicts of interest or perceived conflicts of interest may also arise in determining which investment opportunities should be presented to us and other participating programs.

To mitigate these conflicts, our advisor will seek to execute such transactions on a fair and equitable basis and in accordance with its allocation policies, taking into account various factors, which may include: the source of origination of the investment opportunity; investment objectives and strategies; tax considerations; risk, diversification or investment concentration parameters; characteristics of the security; size of available investment; available liquidity and liquidity requirements; regulatory restrictions; and/or such other factors as may be relevant to a particular transaction.

Affiliated Dealer Manager

Our dealer manager, Terra Capital Markets, is an affiliate of our advisor. This relationship may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with our advisor, no independent review of us will be made in connection with the distribution of our shares in this offering. In addition, our dealer manager is entitled to compensation in connection with this offering. See “Plan of Distribution — Compensation of Dealer Manager and Selected Broker-Dealers.”

Investments

As a BDC, we may be limited in our ability to invest in any portfolio company in which any fund or other client managed by our advisor or any of its affiliates has an investment. We may also be limited in our ability to co-invest in a portfolio company with our advisor or one or more of its affiliates.

Appraisal and Compensation

Our charter provides, with certain exceptions, that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and stockholders voting against the proposed roll-up may elect to receive cash in an amount equal to such stockholder’s pro rata share of the appraised value of our net assets or preserve their interests in us.

Capital Contribution by Terra Capital Partners

Pursuant to an initial capitalization and subsequent private placement, Terra Capital Partners has purchased an aggregate of $175,000 of shares of our common stock at $9.00 per share, which price represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. Terra Capital Partners has also committed to purchase an additional $275,000 of shares of our common stock from this offering at $9.00 per share, also net of selling commissions and dealer manager fees. This purchase will close upon commencement of this offering. As a result, gross offering proceeds of $450,000 will be immediately available to us. The gross offering proceeds from this purchase will be included for purposes of determining whether we have satisfied our minimum offering requirements. See “Plan of Distribution.”

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

As of the date of this prospectus, Messrs. Mildé and Batkin may be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

•	any person known to us to beneficially own more than 5% of the outstanding shares of our common stock;
•	each member of our board of directors and each executive officer; and
•	all of the members of our board of directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

Shares Beneficially Owned as of the Date of this Prospectus
Name(1)	Number of Shares	Percentage(2)
Interested Directors:
Simon J. Mildé	4,876.67	25.08%
Bruce D. Batkin	13,140.56	67.58%
Independent Directors:
Michael L. Evans**	—	—
Richard B. Jennings**	—	—
Robert E. Marks**	—	—
Executive Officers:
Stephen H. Hamrick	—	—
Gregory M. Pinkus	—	—
Daniel J. Cooperman	1,427.22	7.34%
Michael S. Cardello	—	—
All officers and directors as a group (9 persons)

*	Less than 1%
**	Has agreed to serve as a director, but has not yet been elected to such position.
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Terra Capital Partners, LLC, 805 Third Avenue, 8th Floor, New York, New York 10022.
(2)	Based on a total of 19,444.45 shares of common stock issued and outstanding as of the date of this prospectus.

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that are beneficially owned by each member of our board of directors, based on the current public offering price of $10.00.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors:
Simon J. Mildé	$50,001 – $100,000
Bruce D. Batkin	Over $100,000
Independent Directors:
Michael L. Evans*	None
Richard B. Jennings*	None
Robert E. Marks*	None

*	Has agreed to serve as a director, but has not yet been elected to such position.
(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned are: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

DISTRIBUTION REINVESTMENT PLAN

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a monthly or quarterly basis aggregate and pay such distributions on a monthly basis. We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Any distributions of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan, you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate our distribution payment dates so that the same price that is used for the semi-monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under our distribution reinvestment plan. In such case, your reinvested distributions will be used to purchase shares at a price equal to 95% of the price that shares are sold in our offering at the semi-monthly closing immediately following the distribution payment date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional common stock by notifying DST Systems, Inc., the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of common stock, the plan administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to 95% of the price at which shares are sold in the offering at the closing immediately following the distribution payment date, and such price may represent a premium to our NAV per share.

There are no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We pay the plan administrator’s fees under the plan.

If you receive your ordinary cash distributions in the form of common stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash and will be treated as having received an additional distribution equal to any discount in the purchase price for shares under the distribution reinvestment plan. Your basis for determining gain or loss upon the sale of common stock received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by calling the plan administrator at (877) 628-8575.

All correspondence concerning the plan should be directed to the plan administrator by mail at Terra Capital Partners, LLC, 805 Third Avenue, 8th Floor, New York, New York 10022 or by telephone at (877) 628-8575.

We intend to file the distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator or by contacting us.

DISCUSSION OF EXPECTED OPERATING PLANS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with financial information appearing elsewhere in this prospectus.

Overview

We are a non-diversified, closed-end management investment company that intends to be regulated as a business development company under the 1940 Act. Formed as a Maryland corporation on May 15, 2013, we are externally managed by Terra Income Advisors, which is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Our advisor is registered as investment adviser with the SEC. We intend to elect to be treated for federal income tax purposes for our taxable year in which we commence operations, and intend to qualify annually thereafter, as a RIC under the Code.

Under the investment advisory and administrative services agreement, we have agreed to pay Terra Income Advisors a base management fee as well as an incentive fee based on our investment performance. Also, we have agreed to pay selling commissions and a dealer manager fee and to reimburse Terra Capital Markets for our organization and offering expenses up to a maximum amount equal to 1.5% of the gross proceeds from this offering. Our advisor will bear all organization and offering expenses in excess of this amount.

Our primary investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders. Our investment strategy is to use substantially all of the proceeds of this offering to originate, acquire and manage a diversified portfolio consisting of (1) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, including mezzanine loans, first and second lien mortgage loans, subordinated mortgage loans, bridge loans and other commercial real estate related loans, including loans related to or secured by high quality commercial real estate in the United States; (2) preferred equity investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act; and (3) select commercial real estate-related debt securities, such as CMBS or CDOs; provided, however, that we will select all investments after considering our continual ability to qualify to be treated as a RIC.

The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective borrowers, the level of refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make. Based on prevailing market conditions, after meeting our minimum offering requirement, we anticipate that we will invest the proceeds from each subscription closing generally within 90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Any distributions we make during such period may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested.

Currently we have not commenced business operations. Because we have not acquired any assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, which may reasonably be anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Revenues

We plan to generate revenue in the form of interest on the debt securities that we hold and distributions and capital gains on any other interests that we acquire. We will seek to make debt investments that will bear interest at a fixed rate, but we reserve the right to make debt investments that will bear interest at a floating rate. Interest on debt securities is generally payable monthly. The principal amount of the debt securities and any accrued but unpaid interest generally will become due at the maturity date. In addition, we may generate revenue in the form of exit fees payable upon repayment of the loans we hold, origination fees for loans we originate, commitment and other fees in connection with transactions. We will record prepayment premiums on loans and debt securities as interest income. Preferred returns earned on any preferred equity investments, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts.

Expenses

We expect our primary annual operating expenses to be the payment of advisor fees to Terra Income Advisors and the reimbursement of expenses to Terra Capital Markets. We will bear other expenses, which are expected to include, among other things:

•	corporate, organizational and offering expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and administrative services agreement;
•	the cost of calculating our NAV, including the related fees and cost of any third-party valuation services;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	fees payable to third parties relating to, or associated with, monitoring our financial and legal affairs, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	interest payable on debt, if any, incurred to finance our investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with marketing efforts;
•	federal and state registration fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses, including travel expenses;
•	costs of director and stockholder meetings, proxy statements, stockholders’ reports and notices;
•	costs of fidelity bonds, directors and officers/errors and omissions liability insurance and other insurance premiums;
•	direct costs, including those relating to printing of stockholder reports and advertising or sales materials, mailing, long distance telephone and staff;
•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act, the 1940 Act and applicable federal and state securities laws;
•	costs associated with our chief compliance officer;
•	brokerage commissions for our investments; and
•	all other expenses incurred by us or our advisor in connection with administering our investment portfolio, including expenses incurred by our advisor in performing certain of its obligations under the investment advisory and administrative services agreement.

Financial Condition, Liquidity and Capital Resources

We will generate cash primarily from the net proceeds of this offering and from cash flows from interest, dividends and fees earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of cash will be used for our targeted investments, payments of our expenses and cash distributions to our stockholders. Immediately after we meet our minimum offering requirement, gross subscription funds will total at least $2,000,000, including the proceeds raised from sales of stock to our advisor, its affiliates, and certain members of our board of directors, which will be available to us immediately upon commencing operations. Once our minimum offering requirement has been met, we intend to sell our shares on a continuous basis at a per share price of $10.00. However, to the extent that our NAV per share increases to an amount greater than our net proceeds as stated in the prospectus, we intend to sell at a price necessary to ensure that our shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below NAV. In the event of a material decline in our NAV per share, which we consider to be a 2.5% decrease below our then-current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our NAV per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our affiliated website at www.tcp-us.com.

We may borrow funds to make investments, including before we have fully invested the proceeds of this offering, to the extent we determine that leveraging our portfolio would be appropriate. We have not decided whether, and to what extent, we will finance portfolio investments using debt or the specific form that any such financing would take. Accordingly, we cannot predict with certainty what terms any such financing would have or the costs we would incur in connection with any such arrangement. We currently do not anticipate issuing any preferred stock; however, our charter authorizes us to do so.

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and amended from time to time, or the Omnibus Guidelines Statement of Policy, requires that our affiliates and sponsors that are liable for our indebtedness have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our sponsors and their affiliates have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Critical Accounting Policies

Valuation of Investments

We will measure the value of our investments in accordance with fair value accounting guidance promulgated under GAAP, which establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices, generally, will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value will be classified and disclosed in one of the following categories:

•	Level 1 — observable inputs such as quoted prices in active markets. Publicly listed equities and publicly listed derivatives will be included in Level 1. In addition, securities sold, but not yet purchased, and call options will be included in Level 1. We will not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably affect the quoted price.
•	Level 2 — observable inputs such as for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market. In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments which are generally expected to be included in this category include corporate bonds and loans, convertible debt indexed to publicly listed securities, and certain over-the-counter derivatives.
•	Level 3 — unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. The inputs into the determination of fair value require significant judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and we consider factors specific to the investment.

Revenue Recognition

Security transactions will be accounted for on their trade date. We will record interest and dividend income on an accrual basis to the extent that it expects to collect such amounts. We will not accrue as a receivable interest or dividends on loans and securities if there is reason to doubt the collectability of such income. Loan origination fees, original issue discount and market discount will be capitalized and such amounts will be amortized as interest income over the respective term of the loan. Upon the prepayment of a loan or security, any unamortized loan origination fees will be recorded as interest income. We will record prepayment premiums on loans and securities as interest income when it receives such amounts.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments will be calculated by using the specific identification method. We will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses, when gains or losses are realized.

Organization Costs

Organization costs include, among other things, the cost of incorporating, including the cost of legal services and other fees pertaining to our organization. These costs are expensed as incurred. For the period from May 15, 2013 (Inception) to October 20, 2014, we incurred organization costs of approximately $55,176, which were paid on behalf of us by Terra Income Advisors, LLC and have been recorded as a payable to our advisor.

Offering Costs

Our offering costs include, among other things, legal fees and other costs pertaining to the preparation of the registration statement relating to the public offering of its shares of common stock. For the period from May 15, 2013 (Inception) to October 20, 2014, we incurred offering costs of approximately $573,193. Offering costs incurred prior to the commencement of operations are capitalized on the balance sheet as deferred charges until operations begin and thereafter will be amortized to expense over twelve months on a straight-line basis. All offering costs incurred after the commencement of operations will be charged against capital in excess of par value on the balance sheet.

Federal Income Taxes

We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, to be taxed as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To obtain and maintain our RIC tax treatment, we must, among other things, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary net income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities. We recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in the Statement of Operations.

Distributions

Distributions to our stockholders will be recorded as of the record date. Subject to the discretion of the our board of directors and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a monthly or quarterly basis and pay such distributions on a monthly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually.

Capital Gains Incentive Fee

Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains earned on liquidated investments of our portfolio will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). Such fee will equal 20.0% of our incentive fee capital gains (i.e., its realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we will accrue (but not pay) for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

Contractual Obligations

We have entered into certain contracts under which we have material future commitments. On [           ], 2014, we entered into the investment advisory and administrative services agreement with Terra Income Advisors in accordance with the 1940 Act. The investment advisory and administrative services agreement will be effective as of the date that we meet the minimum offering requirement. Terra Income Advisors will serve as our investment advisor in accordance with the terms of the investment advisory and administrative services agreement. Payments under the investment advisory and administrative services agreement in each reporting period will consist of (i) a base management fee equal to a percentage of the value of our average gross assets and (ii) an incentive fee based on our performance.

If any of our contractual obligations discussed above is terminated, our costs may increase under any new agreements that we enter into as replacements. We would also likely incur expenses in locating alternative parties to provide the services we expect to receive under the investment advisory and administrative services agreement. Any new investment advisory agreement would also be subject to approval by our stockholders.

Off-Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not expect to have any off-balance sheet financings or liabilities.

Quantitative and Qualitative Disclosures About Market Risk

We will be subject to financial market risks, including changes in interest rates. To the extent that we borrow money to make investments, our net investment income will be dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of rising interest rates, our cost of funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

In addition, any investments we make that are denominated in a foreign currency will be subject to risks associated with changes in currency exchange rates. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved.

We may hedge against interest rate and currency exchange rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law, or MGCL, and on our charter and bylaws. This summary is not intended to be complete, and we refer you to the MGCL Law and our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.

Capital Stock

Our authorized capital stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the foreseeable future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of the date of this prospectus:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amount Under Column (3)
Common Stock	450,000,000	—	19,444.45

Common Stock

Under the terms of our charter, except as may otherwise be specified in our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In addition, shares of our common stock are not subject to any mandatory redemption rights by us. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Except as may otherwise be specified in our charter, each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The issuance of any preferred stock must be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance of preferred stock and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advancement of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision, which eliminates directors’ and officers’ liability, subject to the limitations of Maryland law, the requirements of the 1940 Act and the additional limitations described below.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter obligates us, subject to the limitations of Maryland law, the requirements of the 1940 Act and the additional limitations described below, to indemnify (1) any present or former director or officer; (2) any individual who, while a director or officer and at our request, serves or has served another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee; or (3) our advisor or any of its affiliates acting as an agent for us, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the 1940 Act, we will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Notwithstanding the foregoing, and in accordance with guidelines adopted by the North American Securities Administrators Association, our charter prohibits us from holding harmless a director, an advisor or any affiliate of our advisor for any loss or liability suffered by us or indemnifying such person for any loss or liability by him, her or it unless each of the following conditions are met: (1) the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the party seeking indemnification was acting or performing services on our behalf; (3) such liability or loss was not the result of (a) negligence or misconduct, in the case that the party seeking indemnification is our advisor, any of its affiliates or any officer of the Company, or (b) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Company, our advisor or its affiliates); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

Our charter further provides that we may not provide indemnification to a director, our advisor or any affiliate of our advisor for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the party seeking indemnification; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or (3) a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Our charter provides that we may pay or reimburse reasonable legal expenses and other costs incurred by a director, our advisor or any affiliate of our advisor in advance of final disposition of a proceeding only if all of the following are satisfied: (1) the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf; (2) such party provides us with written affirmation of his, her or its good faith belief that he, she or it has met the standard of conduct necessary for indemnification by us; (3) the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and (4) such party provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that such party did not comply with the requisite standard of conduct and is not entitled to indemnification.

The investment advisory and administrative services agreement provides that our advisor and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by our advisor or such other person, nor will our advisor or such other person be held harmless for any loss or liability suffered by us, unless: (1) our advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) our advisor or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by our advisor or such other person acting as our agent; and (4) the indemnification or agreement to hold our advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The MGCL and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms, with the term of office of only one of the three classes expiring each year. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.

Election of Directors

As permitted by Maryland law, our directors will be elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set by our board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. Our charter and bylaws provide that the number of directors may not be less than the minimum number required by the MGCL and our bylaws provide that the number of directors may not be more than 15. Except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election in our charter as permitted by Maryland law, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under the MGCL and our charter, our stockholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally in the election of directors.

Our board of directors consists of five members, three of whom are independent directors. Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Stockholders

The MGCL provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits the consent in lieu of a meeting to be less than unanimous, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of our board of directors or (c) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (a) by or at the direction of our board of directors or (b) provided that the special meeting has been called in accordance with the bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. In addition, our charter and bylaws provide that a special meeting of stockholders must be called by the secretary of the corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast 10% or more of the votes entitled to be cast on such matter at the meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Under our charter, except as described in the next sentence, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an action that requires stockholder approval, including our dissolution, a merger or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must be approved by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company and amendments relating to the number, term and election of directors and the vote required for extraordinary actions must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Our bylaws provide that our board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Without the approval of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter:

•	our board may not amend the charter except for amendments that would not adversely affect the rights of our stockholders;
•	our advisor may not voluntarily withdraw as our advisor unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;
•	our board may not appoint a new advisor;
•	our board may not sell all or substantially all of our assets other than in the ordinary course of business or otherwise permitted by law; and
•	our board may not approve a merger or any similar reorganization of our company except as permitted by law.

No Appraisal Rights

In certain extraordinary transactions, the MGCL provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act defined and discussed below, as permitted by the

MGCL, our charter provides that stockholders will not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions — Appraisal and Compensation.”

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if our board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. Our charter also prohibits any stockholder from transferring shares of stock to a person who makes a tender offer which does not comply with such provisions unless such stockholder has first offered such shares of stock to us at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of our company and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with our advisor or directors and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. Our properties will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our properties as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of properties over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our stockholders. We will include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with a proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common stockholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or
•	one of the following:
•	remaining stockholders and preserving their interests in us on the same terms and conditions as existed previously; or
•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction:

•	which would result in common stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter, including rights with respect to the election and removal of directors, annual and special meetings, amendment of the charter and our dissolution;
•	which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;
•	in which our common stockholders’ rights to access of records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter; or
•	in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which we refer to as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or
•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if our board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by our board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by our board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,
•	a two-thirds vote requirement for removing a director,
•	a requirement that the number of directors be fixed only by vote of the directors,
•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already have a classified board and vest in the board the exclusive power to fix the number of directors. Pursuant to Subtitle 8, we have elected that, except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Stockholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record and to the state securities administrator in each state in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all stockholders and to the state securities administrator in each state in which we offer or sell securities within 120 days after the end of each calendar year. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These reports will also be available on our affiliated website at www.tcp-us.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus or the registration statement of which this prospectus is a part, unless the prospectus or the registration statement is specifically amended or supplemented to include such reports.

On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our affiliated website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as a capital asset (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or non-U.S., state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	a citizen or individual treated as a resident of the United States for U.S. federal income tax purposes;
•	a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;
•	a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder or a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated, and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and non-U.S. tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Qualification and Taxation as a Regulated Investment Company

We intend to elect to be treated as a RIC under Subchapter M of the Code for our taxable year in which we commence operations and to qualify to be so taxed annually thereafter.

If we qualify as a RIC, we generally will not have to pay corporate-level federal income taxes on any income that we distribute (or are deemed to distribute) to our stockholders from our tax earnings and profits, as we will be entitled to a dividends-paid deduction for dividends distributed to our stockholders. We will be taxed, however, on any income that we do not distribute. In addition, if, for any calendar year, we do not distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year; (2) 98.2% of our capital gain net income for the one-year period ending on October 31 of such calendar year; and (3) any net ordinary income and net capital gains for the preceding year that were not distributed during such year and on which we paid no federal income tax, we will be subject to a nondeductible 4% excise tax on such shortfall. We generally intend to make sufficient distributions for each taxable year to avoid imposition of any U.S. federal income or excise tax on our earnings.

In order to qualify as a RIC for federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or securities or foreign currencies, net income from certain “qualified publicly traded partnerships,” and other income derived with respect to our business of investing in such stock or securities or foreign currencies;
•	diversify our holdings so that at the end of each quarter of each taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer (which for these purposes includes the equity securities of a “qualified publicly traded partnership”); and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of one or more “qualified publicly traded partnerships;” and
•	distribute dividends to our stockholders, for each taxable year, equal to at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of our realized net short-term capital gains over realized net long-term capital losses.

If we acquire an interest in an entity that is treated as a partnership for U.S. federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnership for purposes of the 90% gross income requirement, and such items will be treated as qualifying income for purposes of the 90% gross income requirement only to the extent that such income would have been qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by a partnership (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the asset diversification requirements.

We may make certain preferred equity investments that are structured as acquisitions of equity interests in partnerships or limited liability companies. If such investments are properly classified as loans for federal income tax purposes, the income will be qualiftying income for purposes of the RIC income test, and the investment may be a good asset for purposes of the 50% RIC asset test. If such investments were treated as equity interests in partnerships for federal income tax purposes, the income would not be qualifying income, the investment would not be a good asset and we may fail to qualify as a RIC.

In order to meet the 90% gross income requirement, we may establish one or more special-purpose corporations to hold assets that generate non-qualifying income. Any such special-purpose corporation generally would be subject to U.S. federal income tax.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

For purposes of determining (1) whether the annual distribution requirement is satisfied for any year and (2) the amount of our dividends-paid deduction for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been paid by us and received by our U.S. stockholders on December 31 of the year in which the distribution was declared.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Indebtedness and Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the asset diversification tests. If we dispose of assets in order to make distributions to our stockholders, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the RIC qualifications for any year and are not able to maintain RIC status under certain reasonable cause exceptions, we would be subject to tax on our taxable income at regular corporate income tax rates and would not be entitled to deduct dividends paid to our stockholders. To requalify to be treated as a RIC, we would be required to distribute to our stockholders our accumulated earnings and profits from non-RIC years, and pay an additional interest charge on 50% of such non-RIC earnings and profits. In addition, if we lost our RIC qualification for more than two taxable years, we would either have to recognize and pay tax on any net built-in gains in our assets upon recommencement of RIC status or pay tax on built-in gains of assets disposed of in the 10-year period following recommencement of our RIC status.

The remainder of this discussion assumes that we will qualify as a RIC for each of our taxable years.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions may be treated as qualified dividends that are eligible for a maximum tax rate of 20%. In this regard, we do not anticipate that any significant portion of distributions we pay will be qualified dividends. Distributions of our net capital gain (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits will reduce a

U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. Dividends distributed by us generally will not be eligible for the dividends-received deduction in the case of corporate U.S. stockholders or the preferential rates applicable to qualified dividends in the case of other U.S. stockholders.

Although we currently intend to distribute any long-term capital gains at least annually, we may in the future decide to retain some or all of our long-term capital gains and designate, within 60 days after the close of the relevant taxable year, the retained amount as a “deemed distribution.” Among other consequences, we would pay tax on the retained amount, each U.S. stockholder would be required to include such stockholder’s proportionate share of the deemed distribution in income, and the U.S. stockholder would be entitled to claim a credit against such shareholder’s federal income tax liability equal to such shareholder’s allocable share of the tax paid by us on the retained long-term capital gains. If the credit were to exceed a U.S. stockholder’s federal income tax liability, such excess would be refunded to the U.S. stockholder (if such stockholder filed a proper claim for refund). The excess of the amount of the deemed distribution taken into account by the U.S. stockholder over the amount of tax deemed paid by such stockholder would increase the stockholder’s basis in our stock.

Any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the distribution was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held such shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. stockholders currently are subject to a maximum federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the corporate income tax rates also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes dividends and capital gains from sales of stock.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the 20% maximum rate).

Distributions may also be subject to additional state, local and non-U.S. taxes depending on a U.S. stockholder’s particular situation.

We may be required to withhold federal income tax, or backup withholding, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions to a Non-U.S. stockholder of our investment company taxable income that is not “effectively connected” with a U.S. trade or business conducted by such Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies.

Under temporary provisions in the Code that were extended through 2013, withholding was not required on distributions to Non-U.S. stockholders attributable to certain interest income and short-term capital gains which generally would be free of withholding if paid to Non-U.S. stockholders directly. Under the temporary provisions, no withholding was required and the distributions generally are not subject to federal income tax if (i) the distributions are properly designated in a notice timely delivered to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to taxable years of RICs beginning on or after January 1, 2014.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business conducted by the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States or (ii) in the case of an individual stockholder, the stockholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

Distributions of our investment company taxable income and net capital gain (including deemed distributions) to a Non-U.S. stockholder, and gains recognized by a Non-U.S. Stockholder upon the sale of our common stock, that are effectively connected with a U.S. trade or business conducted by the Non-U.S. stockholder must be reported on U.S. federal income tax returns and will be subject to U.S. federal income tax at regular U.S. federal income tax rates applicable to U.S. Stockholders. A corporate Non-U.S. stockholder with “effectively connected income” may also be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. stockholder who is a nonresident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or any new form required by the IRS or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

After June 30, 2014, withholding at a rate of 30% will be required on dividends in respect of, and after December 31, 2016, withholding at a rate of 30% will be required on gross proceeds from the sale of, shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury (unless alternative procedures apply pursuant to an applicable intergovernmental agreement between the United States and the relevant foreign government) to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which our shares are held will affect the determination of whether such withholding is required. Similarly, after June 30, 2014, dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, our shares held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the IRS. Non-U.S. shareholders are encouraged to consult with their tax advisors regarding the possible implications of these rules on their investment in our common stock. Stockholders may be requested to provide additional information to us to enable us to determine whether withholding is required.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and non-U.S. tax consequences of an investment in the shares.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC, taking into account reasonable cause exceptions for failures to satisfy the source of income and asset diversification requirements, we would be subject to tax on all of our taxable income, which would not be reduced by dividends-paid deductions, at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and no portion of our distributions would be treated as capital gains dividends, although our dividends could be eligible for the preferential rates for qualified dividends in the case of non-corporate U.S. stockholders or for the dividends-received deduction in the case of corporate U.S. stockholders. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisors or sub-advisors), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

“A majority of the outstanding voting securities” of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of the voting securities of such company present at a meeting if the holders of more than 50% of the company’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such company.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:
a.	is organized under the laws of, and has its principal place of business in, the United States;
b.	is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
c.	satisfies any of the following:
i.	does not have any class of securities that is traded on a national securities exchange;
ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
iii.	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company;
iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million; or
v.	meets such other criteria as may be established by the SEC.
2.	Securities of any eligible portfolio company that we control.
3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

Control, as defined by the 1940 Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company.

In addition, a BDC must have been organized and have its principal place of business in the U.S. and must be operated for the purpose of making investments in the types of securities in eligible portfolio companies, or in other securities that are consistent with its purpose as a BDC.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Our advisor or its affiliates may provide such managerial assistance on our behalf to portfolio companies that request this assistance, recognizing that our involvement with each investment will vary based on factors including the size of the company, the nature of our investment, the company’s overall stage of development and our relative position in the capital structure. We may receive fees for these services.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the asset diversification requirements in order to qualify as a RIC for U.S. income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Terra Income Advisors will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Indebtedness and Senior Securities

As a BDC, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must generally make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or stock unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See “Risk Factors — Risks Related to Debt Financing” and “Risk Factors — Risks Related to Business Development Companies.”

Common Stock

We will generally not be able to issue and sell our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share. See “Risk Factors — Risk Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV of our common stock if our board of directors determines that such sale is in our best interests and that of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount). We may generally issue new shares of our common stock at a price below NAV per share in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances, subject to applicable requirements of the 1940 Act.

Co-Investments

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we may be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC. Specifically, we generally are not permitted to co-invest with certain entities affiliated with Terra Income Advisors in transactions originated by our advisor or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our advisor or its respective affiliates in accordance with existing regulatory guidance and the allocation policies of our advisor and its affiliates, as applicable. However, we are permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with our advisor and its affiliates. However, there can be no assurance that we will obtain such exemptive relief. Prior to obtaining exemptive relief, we also intend to co-invest alongside our advisor and its affiliates in accordance with existing regulatory guidance. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objectives.

Code of Ethics

As required by the 1940 Act, we and our advisor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that, among other things, establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements.

Compliance Policies and Procedures

As a BDC, we and our advisor have each adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer and the chief compliance officer of our advisor are responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our advisor. The proxy voting policies and procedures of our advisor are set forth below. The guidelines are reviewed periodically by our advisor and our non-interested directors, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “we” “our” and “us” refers to our advisor.

Proxy Policies

As an investment advisor registered under the Advisers Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended by comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

We vote proxies relating to our portfolio securities in the best interests of our clients’ stockholders. We review on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by our clients. Although we generally vote against proposals that may have a negative impact on our clients’ portfolio securities, we may vote for such a proposal if there exist compelling long-term reasons to do so.

Our proxy voting decisions are made by the senior officers who are responsible for monitoring each of our client’s investments. To ensure that our vote is not the product of a conflict of interest, we require that: (i) anyone involved in the decision making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interest parties.

Proxy Voting Records

You may obtain information, without charge, regarding how our advisor voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Michael S. Cardello.

Other

As a BDC, we will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;
•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and
•	pursuant to Rule 13a-15 of the Exchange Act, beginning with our fiscal year ending September 30, 2016, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and take actions necessary to ensure that we are in compliance therewith. In addition, we intend to voluntarily comply with Section 404(b) of the Sarbanes-Oxley Act, and will engage our independent registered public accounting firm to audit our internal control over financial reporting.

PLAN OF DISTRIBUTION

General

This is a continuous public offering of up to $1,000,000,000 in shares of our common stock as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement, of which this prospectus is a part, that are subject to SEC review to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 of our shares. We will not sell any shares of our common stock unless we meet the minimum offering requirement of $2,000,000 within one year from the date of this prospectus.

We are offering our shares on a continuous basis at a current offering price of $10.00 per share; however, to the extent that our NAV increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share. In the event of a material decline in our NAV per share, which we consider to be a 2.5% decrease below our then-current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our NAV per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our affiliated website at www.tcp-us.com.

How to Subscribe

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount and pay such amount at the time of subscription. Next, you should deliver a check for the full purchase price of the shares of our common stock being subscribed for, along with the completed subscription agreement, to your broker or registered investment adviser, as applicable. Prior to our meeting the minimum offering requirement, you should make your check payable to “UMB Bank, N.A., as escrow agent for Terra Income Fund 6, Inc.” If we do not meet the minimum offering requirement within one year from the date of this prospectus, we will promptly return all funds in the escrow account to subscribers (including interest), and we will stop offering common shares. Subsequent to our meeting the minimum offering requirement, you should make your check payable to “UMB Bank, N.A. as agent for Terra Income Fund 6, Inc.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan (which may be for the amount of the distribution).

We will accept subscriptions on the first business day of each month and the first business day following the 15th day of each month. Shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our first of two semi-monthly closings. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our first of two semi-monthly closings for the sale of shares in this offering.

Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected within 15 days of receipt by us and, if rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive a final prospectus. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

If we do not meet the minimum offering requirements within one year from the date of this prospectus, (i) the escrow agent will promptly notify us, (ii) this offering will be terminated and (iii) the subscription payments held in the escrow account will be promptly returned. In such event, the escrow agent is obligated to use its best efforts to obtain an executed IRS Form W-9 or other tax form applicable from each subscriber. In the event that a subscriber fails to remit an executed IRS Form W-9 or other applicable tax form to the escrow agent prior to the date the escrow agent returns the subscriber’s funds, the escrow agent may be required to deduct a back-up withholding tax from the earnings attributable to such subscriber in accordance with the applicable federal tax rules.

We do not intend to extend the period in which the minimum offering requirements must be met. If we meet the minimum offering requirements within one year from the date of this prospectus, initial subscribers will be admitted as stockholders and the funds held in escrow will be transferred to us. You are not entitled to receive the interest earned on your subscription payment while it is held in the escrow account. Once the minimum offering requirements are met, investors whose subscriptions are accepted will be admitted as stockholders on the day upon which their subscriptions are accepted. This offering will terminate at the time all shares being offered pursuant to this prospectus have been sold or the offering is terminated prior thereto and the unsold shares are withdrawn from registration, unless we announce an extension of the offering in a supplement or amendment to this prospectus. We reserve the right to terminate this offering for any reason at any time.

About the Dealer Manager

The dealer manager is Terra Capital Markets, an affiliate of our advisor and Terra Capital Partners. The dealer manager was formed in 2002 and is registered as a broker-dealer with the SEC and a member firm of FINRA. Our dealer manager receives compensation for services relating to this offering and provides certain sales, promotional and marketing services to us in connection with the distribution of the shares of common stock offered pursuant to this prospectus. For additional information about the dealer manager, including information related to its affiliation with us and our advisor, see “Certain Relationships and Related Party Transactions.”

Compensation of Dealer Manager and Selected Broker-Dealers

Except as provided below, our dealer manager, Terra Capital Markets, receives selling commissions of 7.0% of the gross proceeds of shares sold in this offering. Our dealer manager also receives a dealer manager fee of 3.0% of the gross offering proceeds as compensation for acting as the dealer manager. Our dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares, except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares of common stock.

We expect the dealer manager to authorize other broker-dealers that are members of FINRA, which we refer to as selected broker-dealers, to sell our shares. The dealer manager may reallow to any selected broker-dealer up to 1.0% of the gross offering proceeds attributable to that selected broker-dealer as a marketing fee. Our dealer manager may increase the amount of the reallowance in special cases up to a maximum of 1.5% of the gross offering proceeds attributable to that selected broker-dealer. Whether the reallowance to any selected broker-dealer will exceed 1%, and the extent of any excess, will not depend on the actual amount of gross proceeds raised by that broker-dealer. Rather, the dealer manager expects that any decision to reallow more than 1% of gross offering proceeds from the dealer manager fee would be based on projected sales volume of at least $100 million by the selected broker-dealer at the time it enters into a selling agreement with the dealer manager. The marketing fee paid to selected broker-dealers would be paid by the dealer manager out of its dealer manager fee. In addition to selling commissions and marketing fees, and subject to the limits described below, we may reimburse the dealer manager for reimbursements it may make to broker-dealers for bona fide due diligence expenses supported by a detailed and itemized invoice.

In addition, to the extent we do not pay the full sales commission or dealer manager fee for shares sold in the primary offering, we may also reimburse costs of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees and cost reimbursement of employees of our affiliates to attend seminars conducted by broker-dealers and, in special cases, reimbursement to selected broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of our shares and the ownership of our shares by such broker-dealers’

customers; provided, however, that we will not pay any of the foregoing costs to the extent that such payment would cause total underwriting compensation to exceed 10% of the gross proceeds of our primary offering, as required by the rules of FINRA. Our dealer manager will reimburse us for any underwriting compensation in excess of FINRA’s 10% underwriting compensation limit in the event the offering is abruptly terminated before reaching the maximum offering amount.

We may also sell shares at a discount to the primary offering price through the following distribution channels in the event that the investor:

•	pays a broker a single fee, e.g., a percentage of assets under management, for investment advisory and broker services, which is frequently referred to as a “wrap fee;”
•	has engaged the services of a registered investment adviser with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a registered investment adviser that is also registered as a broker-dealer who does not have a fixed or “wrap fee” feature or other asset fee arrangement with the investor); or
•	is investing through a bank acting as trustee or fiduciary.

If an investor purchases shares through one of these channels in our primary offering, we will sell the shares at a 7% discount, or at $9.30 per share, reflecting that selling commissions will not be paid in connection with such purchases. We will receive the same net proceeds for sales of shares through these channels. Neither the dealer manager nor its affiliates will compensate any person engaged as a financial advisor by a potential investor as an inducement for such financial advisor to advise favorably for an investment in us.

The table below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming we sell all of the shares offered hereby. To show the maximum amount of dealer manager and selected broker-dealer compensation that we may pay in this offering, this table assumes that all shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees.

Dealer Manager and Selected Broker-Dealer Compensation

Selling commissions (maximum)	$70,000,000
Dealer manager fee (maximum)	$30,000,000
Total	$100,000,000

Subject to the cap on organization and offering expenses described below, we will also reimburse the dealer manager for reimbursements it may make to broker-dealers for bona fide due diligence expenses presented on detailed and itemized invoices.

Under the rules of FINRA, total underwriting compensation in this offering, including selling commissions and the dealer manager fee (excluding reimbursement for accountable bona fide invoiced due diligence expenses), may not exceed 10% of our gross proceeds from our primary offering. In addition to the limits on underwriting compensation, FINRA and many states also limit our total organization and offering expenses to 15% of gross offering proceeds. After the termination of the primary offering, our advisor has agreed to reimburse us to the extent the organization and offering expenses incurred by us exceed 15% of our gross proceeds from the applicable offering; as a result, our advisor will bear all organization and offering expenses in excess of 1.5% of the gross proceeds from this offering. However, we expect our total organization and offering expenses to be approximately 1.5% of our gross offering proceeds, assuming we raise the maximum offering amount, although our charter permits us to pay reasonable fees and expenses in connection with our continuous public offering, including selling commissions and dealer manager fees, in an amount not to exceed 18% of gross offering proceeds.

To the extent permitted by law and our charter, we will indemnify the selected broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

Our shares may also be sold by our officers and directors and the officers and directors of our advisor without receiving any selling commission or dealer manager fees, in those states where they are licensed to do so or are exempt from licensing. All offers and sales of shares by our officers and directors and those of our advisor will be made under the safe harbor from broker-dealer registration provided by SEC Rule 3a4-1.

Special Discounts

Our officers and directors and their family members, as well as officers and employees of our advisor and our advisor’s affiliates and their family members, at their option, also may purchase the shares offered hereby in our primary offering at a discount from the public offering price, in which case they have advised us that they would expect to hold such shares as stockholders for investment and not for distribution. For purposes of this discount, we consider a family member to be a spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law. In addition, if approved by our board of directors, certain of our joint venture partners, consultants and other service providers may purchase the shares offered hereby in our primary offering at a discount from the public offering price. We will sell such shares at a 7% discount, or at $9.30 per share, reflecting that selling commissions will not be paid in connection with such sales. The net proceeds to us from such sales made net of commissions and dealer manager fees will be substantially the same as the net proceeds we receive from other sales of shares.

We may sell shares to selected broker-dealers, their retirement plans, their representatives and the family members as described above, IRAs and qualified plans of their representatives at a purchase price of $9.30 per share, reflecting that selling commissions in the amount of $0.70 per share will not be payable in consideration of the services rendered by such broker-dealers and representatives in the offering. The net proceeds to us from the sales of these shares will be substantially the same as the net proceeds we receive from other sales of shares.

In connection with sales of $500,000 or more to a qualifying purchaser (as defined below), whether in a single purchase or as a result of multiple purchases, a selected broker dealer may offer such qualifying purchaser a volume discount by reducing the amount of its sales commissions. Such reduction would be credited to the qualifying purchaser in the form of the issuance of additional shares. To qualify for a volume discount as a result of multiple purchases of our shares, you must use the same selected broker-dealer and you must mark the “Additional Investment” section of the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in our offering through the same selected broker-dealer.

Assuming a public offering price of $10.00 per share, the following table illustrates the various discount levels that may be offered to qualifying purchasers by selected broker-dealers for shares purchased:

Dollar Volume Purchase	Purchase Price per Share to Investor(1)	Selling Commission Percentage
Less than $500,000	$10.00	7.0%
$500,000 – $1,000,000	$9.90	6.0%
$1,000,001 – $2,000,000	$9.80	5.0%
$2,000,001 – $3,000,000	$9.70	4.0%
$3,000,001 – $5,000,000	$9.60	3.0%
Over $5,000,000	$9.50	2.0%

(1)	Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

For example, if you purchase $1,250,000 in shares of our common stock, the selling commission on such shares would result in a weighted average purchase price of approximately $9.92 per share, as shown below:

•	$500,000 at $10.00 per share (total: 50,000 shares) and a 7.0% commission;
•	$500,000 at $9.90 per share (total: 50,505.05 shares) and a 6.0% commission; and
•	$250,000 at $9.80 per share (total: 25,510.20 shares) and a 5.0% commission.

Accordingly, you would receive 126,015.25 shares as opposed to 125,000 shares, the number of shares you would have purchased for $1,250,000 at $10.00 per share if there were no volume discounts. The net proceeds to us will not be affected by volume discounts.

If you qualify for a particular volume discount as the result of multiple purchases of our shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases of our shares.

Subscriptions may be combined for the purpose of determining the volume discount level in the case of subscriptions made by any qualifying purchaser (as defined below), provided all such shares are purchased through the same broker-dealer. Any such reduction in the sales commission would be prorated among the separate investors. The term qualifying purchaser includes:

•	an individual, his or her spouse and members of their immediate families who purchase the shares for his, her or their own accounts;
•	a corporation, partnership, association, joint stock company, trust fund or any organized group of persons, whether incorporated or not;
•	an employees’ trust, pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Code; and
•	all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Regardless of any reduction in commissions for any reason, any other fees based upon gross proceeds of the offering will be calculated as though the purchase paid $10.00 per share. An investor qualifying for a discount will receive a higher percentage return on his or her investment than investors who do not qualify for such discount. Please note that although you will be permitted to participate in the distribution reinvestment plan, if you qualify for the discounts and fee waivers described above, you may be able to receive a lower price on subsequent purchases in this offering than you would receive if you participate in our distribution reinvestment plan and have your distributions reinvested at the price offered thereunder.

Other Discounts

Our dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our shares. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.

Transfer on Death Designation

You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the states of Louisiana. If you would like to place a TOD designation on your shares, you must complete and return the transfer on death form available upon request to us in order to effect the designation.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;
•	cover letters transmitting this prospectus;
•	brochures containing a summary description of this offering;
•	fact sheets describing the general nature of our company and our investment objectives;
•	asset flyers describing our recent investments;
•	broker updates;
•	online investor presentations;
•	third-party article reprints;
•	website material;
•	electronic media presentations; and
•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by our advisor or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials is not expected to conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines Statement of Policy in connection with our continuous offering of shares of common stock pursuant to this prospectus.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our shares, which means that it may be difficult for stockholders to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000 or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of Terra Income Advisors and (e) the tax consequences of the investment.

We will not sell shares to investors residing in the states listed below unless they meet special suitability standards:

Alabama — In addition to the suitability standards above, this investment will only be sold to Alabama residents that represent they have a liquid net worth of at least ten times their investment in this program and its affiliates.

Idaho — Each investor who resides in the state of Idaho must have either (i) an annual income of $85,000 and a net worth of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s investment in us and any affiliated non-traded business development companies shall not exceed 10% of his or her liquid net worth. For these purposes, liquid net worth is the portion of an investor's net worth that is cash, cash equivalents and readily marketable securities.

Iowa — In addition to the suitability standards above, Iowa requires that each Iowa investor limit his or her investment in non-traded business development companies, including his or her investment in our common shares and in our affiliates, to a maximum of 10% of his or her liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with generally acceptable accounting principles applicable in the United States.

Kansas —  In addition to the suitability standards above, it is recommended by the Office of the Securities Commissioner that Kansas investors limit their aggregate investment in the securities of the issuer and other non-traded business development companies to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with generally acceptable accounting principles applicable in the United States.

Maine — In addition to the suitability standards above, the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar non-traded business development companies not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — In addition to the suitability standards above, Massachusetts investors may not invest over 10% of their liquid net worth in this offering and in other illiquid direct participation programs.

New Jersey — New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000 or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development programs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — In addition to the suitability standards above, the State of New Mexico requires that each New Mexico investor will limit his or her investment in non-traded business development companies, including his or her investment in our common shares and in our affiliates, to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth that is comprised of cash, cash equivalents and readily marketable securities.

North Dakota — In addition to the suitability standards relating to net income and net worth, North Dakota investors must represent that they have a net worth of at least ten times their investment in us.

Ohio — In addition to the suitability standards above, the state of Ohio requires that each Ohio investor limit his or her investment in our shares of common stock, in our affiliates and in other non-traded business development companies to not more than 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Oklahoma — In addition to the suitability standards above, purchases of our common shares by Oklahoma investors should not exceed 10% of their net worth (not including home, home furnishings and automobiles).

Oregon — In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in in us and our affiliates to a maximum of 10% of his or her net worth.

The minimum purchase amount is $5,000 in shares of our common stock. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our common stock or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our common stock, our investment objectives and the relative illiquidity of our common stock, shares of our common stock are an appropriate investment for those of you who become stockholders. Terra Capital Partners, through its affiliate, Terra Capital Markets, the dealer manager for this offering, and the selected broker-dealers selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our common stock is a suitable and appropriate investment for each prospective stockholder based on information provided by the prospective stockholder in the subscription agreement regarding the prospective stockholder’s financial situation and investment objectives. Each selected broker-dealer is required to maintain for six years records of the information used to determine that an investment in shares of our common stock is suitable and appropriate for a prospective stockholder.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

LIQUIDITY STRATEGY

As a public, non-listed investment vehicle, our shares are not listed on a national securities exchange. We do not intend to list our shares on a national securities exchange and do not expect a public market to develop for them in the foreseeable future. We believe that a non-listed structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view.

Most public, non-listed investment vehicles provide for a finite life, requiring a liquidity event to be completed within a certain period of time following the completion of the vehicle’s offering stage. A liquidity event is generally defined to include (1) a listing of the fund’s shares on a national securities exchange, (2) the sale of all or substantially all of the fund’s assets followed by a liquidation or (3) a merger or transaction approved by the board of directors in which the stockholders receive cash or shares of a publicly traded company. Because most public, non-listed investment vehicles hold investments with no maturity date (such as real estate) or a maturity date that may not coincide with the termination of the offering (such as a long-term commercial loan or a debt security purchased in an over-the-counter market), investors in these vehicles are dependent on a future liquidity event and prevailing capital market conditions to receive a return of their capital.

We are distinguished from other public, non-listed vehicles because of the nature of the investments we intend to make, which are primarily commercial real estate loans and real estate-related debt securities that we intend to originate. Loan origination is characterized as the involvement by a provider of capital in all stages of the loan process, from marketing the loan, negotiating and structuring the loan and finally closing.

We expect to originate substantially all of our commercial real estate loans and real estate-related debt securities, so we are able to customize the terms of our investments in order to be repaid within five years from the termination of this offering. While the loans that we intend to originate will have maturity dates ranging from one to ten years, we expect those loans with a maturity greater than ten years will nevertheless be repaid much sooner. As an alternative provider of capital, and due to the market conditions described in “Investment Objectives and Strategy—Market Opportunity,” we expect that our borrowers will be willing to pay interest rates that are generally above the rates charged by conventional lenders, such as banks, insurance companies and securitized lenders. Because these interest rates are higher than those charged by conventional lenders, these borrowers will seek to repay these loans prior to maturity, either through cash flow from operations or through a refinancing. As a result, we believe that even those loans with a maturity longer than five years will be repaid well before the expected maturity dates.

In addition, the secondary market for commercial real estate loans, and leveraged loans generally, is well established in the United States. The most liquid commercial real estate and leveraged loans are (i) originated by an established lender, (ii) made to commercial or industrial borrowers and (iii) secured by a first-priority or second lien on the borrower’s property. The commercial real estate loans that we intend to originate meet this criteria. As a result, we expect that there will be an active secondary market for us to sell loans on favorable terms even if certain loans are not repaid prior to maturity. As a result, assuming normal market conditions, we expect that we will be able to return our stockholders’ capital contributions subsequent to the repayment to us or the liquidation of our debt investments within a reasonable period of time following the termination of this offering, and our investment strategy does not require us to consummate liquidity event such as a listing of our shares for trading on a securities exchange or sale of our company in order to return our stockholders’ capital contributions.

While we expect this offering to continue for only two to three years and do not expect to require a liquidity event to return our stockholders’ capital contributions, we are not required to cease offering shares to the public after two to three years. Rather, under the federal securities laws we are permitted to extend the period in which we are engaged in a continuous public offering for an indefinite period by registering our shares for sale in follow-on offerings. We therefore have no finite date by which we are required to provide liquidity for our stockholders. Accordingly, an investment in our shares is not suitable if you expect to require short-term liquidity from your investment.

While we do not expect a liquidity event will be required to return our stockholders’ capital contributions, we may determine to pursue a liquidity event as a result of certain market conditions that may prevail in the future. Therefore, although we do not expect to require a liquidity event to return our stockholders’ capital contributions, we are not precluded from subsequently determining to pursue a liquidity event.

Our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior programs sponsored by Terra Capital Partners. The pre-2007 Terra private funds are RMLF I & II and Rubicon U.S. REIT, Inc. In June 2007, Terra Capital Partners sold 100% of its investment management interest in the pre-2007 Terra private funds. The six Terra Income Funds are Terra Secured Income Fund, Terra Secured Income Fund 2, Terra Secured Income Fund 3, Terra Secured Income Fund 4, Terra Secured Income Fund 5 and Terra International. The Terra Income Funds do not have stated liquidity dates and have not yet liquidated as of the date of this prospectus.

SHARE REPURCHASE PROGRAM

We do not currently intend to list our shares of common stock on a national securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to the liquidation of our investments and the return of our stockholders’ capital contributions following repayment of our investments, or, in the alternative, the completion of a liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. Our quarterly repurchases will be conducted on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the MGCL, a Maryland corporation may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness as such indebtedness becomes due in the usual course of business or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act. There is no cost charged by us, our sponsors and Terra Capital Partners in connection with your acceptance of our repurchase offer; however, your broker-dealer, commercial bank, trust company, or other nominee may charge you fees according to individual policies. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first semi-monthly closing for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and will not be made through this prospectus.

The board of directors also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of our assets (including fees and costs associated with disposing of assets);
•	our investment plans and working capital requirements;
•	the relative economies of scale with respect to our size;
•	our history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we will limit the number of shares to be repurchased in any calendar quarter to 2.5% of the weighted average number of shares outstanding in the prior calendar year, or 10% in each calendar year, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase such shares at a price equal to 90% of the current offering price in effect on each date of repurchase.

If you wish to tender your shares for repurchase by us, you must either tender at least 25% of the shares you have purchased or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 in shares of our common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and our compliance with the RIC qualification and diversification rules promulgated under the Code.

Our board of directors will require that we repurchase shares or portions of shares from you pursuant to written tenders only on terms it determines to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When our board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to stockholders describing the terms thereof, and containing information stockholders should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time after the date that is 40 business days following the commencement of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

While we intend to conduct quarterly tender offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time.

In the event that our advisor or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may tender shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contributions of our advisor. Our advisor will not to tender its shares for repurchase as long as our advisor remains our advisor.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by [        ]. The address of the custodian is: [        ]. DST Systems, Inc. acts as our transfer agent, distribution paying agent and registrar. The principal business address of DST Systems, Inc. is DST Systems, Inc., 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594, telephone number: (877) 628-8575.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to use brokers in the normal course of our business infrequently. Subject to policies established by our board of directors, our advisor is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our advisor does not execute transactions through any particular broker or dealer, but seeks to obtain the best execution for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our advisor will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our advisor may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our advisor determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Alston & Bird LLP, Atlanta, Georgia, and certain matters with respect to Maryland law have been passed upon by Venable LLP, Baltimore, Maryland.

EXPERTS

BDO USA, LLP, an independent registered public accounting firm located at 100 Park Avenue, 10th Floor, New York, New York 100117, has audited our financial statements as of October 20, 2014.

AVAILABLE INFORMATION

We have submitted with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

Any stockholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Under the MGCL, our stockholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) our charter, (ii) our bylaws, (iii) minutes of the proceedings of our stockholders, (iv) annual statements of affairs and (v) any voting trust agreements. A stockholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of directors.

We intend to maintain an alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our common stock held by each of them, as part of our books and records and will be available for inspection by any stockholder at our office. We intend to update the stockholder list at least quarterly to reflect changes in the information contained therein. In addition to the foregoing, Rule 14a-7 under the Exchange Act provides that, upon the request of a stockholder and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. If a proper request for the stockholder list is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder will not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or any other information for any commercial purpose of not related to the requesting stockholder’s interest in our affairs. We may also require such stockholder sign a confidentiality agreement in connection with the request.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of Terra Income Fund 6, Inc. and its affiliated companies. This notice supersedes any other privacy notice you may have received from Terra Income Fund 6, Inc.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

•	Authorized Employees of Terra Income Advisors. It is our policy that only authorized employees of our advisor who need to know your personal information will have access to it.
•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.
•	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Terra Income Fund 6, Inc.
New York, New York

We have audited the accompanying statement of assets and liabilities of Terra Income Fund 6, Inc. (the “Fund”) as of October 20, 2014, and the related statements of operations, changes in net assets and cash flows for the period from May 15, 2013 (inception) to October 20, 2014. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terra Income Fund 6, Inc. at October 20, 2014, and the results of its operations, changes in its net assets and its cash flows for the period from May 15, 2013 (inception) to October 20, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
New York, New York
October 30, 2014

Terra Secured Income Fund 6, Inc.

Statement of Assets and Liabilities
October 20, 2014

Assets
Cash	$175,000
Deferred offering costs	573,193
Total assets	748,193
Liabilities
Due to Adviser	628,369
Total liabilities	628,369
Net Assets	$119,824
Components of Net Assets:
Common stock, $0.001 par value, 500,000,000 shares authorized and 19,444 shares issued and outstanding	19
Capital in excess of par	174,981
Accumulated net investment loss	(55,176)
Net assets	119,824
Net asset value per share	$6.16

See Accompanying Notes to Financial Statements

Terra Secured Income Fund 6, Inc.

Statement of Operations
Period from May 15, 2013 (inception) to October 20, 2014

Investment Income	$—
Operating Expenses
Organization expenses	55,176
Total Operating Expenses	55,176
Net Investment Loss	$(55,176)
Net decrease in net assets resulting from operations	$(55,176)

See Accompanying Notes to Financial Statements

Terra Secured Income Fund 6, Inc.

Statement of Changes in Net Assets
Period from May 15, 2013 (inception) to October 20, 2014

Operations
Net investment loss	$(55,176)
Net decrease in net assets resulting from operations	(55,176)
Capital shares transactions
Issuance of common stock	175,000
Net increase in net assets resulting from capital share transactions	175,000
Net increase in net assets	119,824
Net assets, at beginning of period	—
Net assets, at end of period	$119,824
Capital Share Activity
Shares issued from subscriptions	19,444
Shares outstanding, at end of period	19,444

See Accompanying Notes to Financial Statements

Terra Secured Income Fund 6, Inc.

Statement of Cash Flows
Period from May 15, 2013 (inception) to October 20, 2014

Operating Activities:
Net decrease in net assets resulting from operations	$(55,176)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Increase In:
Deferred offering costs	(573,193)
Due to Adviser	628,369
Net cash used in operating activities	—
Financing activities
Issuance of common stock	175,000
Net cash provided by financing activities	175,000
Total increase in cash	175,000
Cash, at beginning of period	—
Cash, at end of period	$175,000

See Accompanying Notes to Financial Statements

Terra Secured Income Fund 6, Inc.

Notes to Financial Statements
October 20, 2014

Note 1. Principal Business and Organization

Terra Secured Income Fund 6, Inc. (referred to herein as the “Company”) was incorporated under the general corporation laws of the State of Maryland on May 15, 2013 and has been inactive since that date except for matters relating to its organization and registration as an externally managed, non-diversified, closed-end investment company under the Investment Company Act of 1940, as amended. The Company's investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders. The Company, which intends to elect to be regulated as a business development company or BDC, invests primarily in commercial real estate loans, preferred equity investments and certain commercial real estate-related debt securities of private companies such as CMBS or CDOs; provided, however, the Company will select all investments after considering its continued ability to qualify to be treated as a regulated investment company (“RIC”) for tax purposes. The Company will seek to structure, acquire and maintain a portfolio of investments that generate a stable income stream to enable it to pay attractive and consistent cash distributions to its stockholders. The Company intends to directly structure, underwrite and originate most of its investments, as this provides it with the best opportunity to invest in loans that satisfy its standards, establish a direct relationship with the borrower and optimize the terms of its investments. The Company may hold its investments until their scheduled maturity dates or may sell them if able to command favorable terms for their disposition.

The Company will be managed by Terra Income Advisors, LLC (the “Adviser”), an affiliate of the Company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, pursuant to an investment advisory agreement. (See Note 4).

The Company's funded capitalization as of October 20, 2014 is approximately $175,000. The Company contemplates offering up to 100,000,000 shares of its common stock, on a best efforts basis, at an initial offering price of $10 per share. Until the Company raises gross proceeds of at least $2,000,000 within 12 months from the date of the commencement of the offering (the “Minimum Offering Requirement”), no fees will be payable by the Company to the Adviser. If the Company does not meet the Minimum Offering Requirement, it will return all funds, including any interest earned on such funds, to stockholders and stop offering shares. The Company expects the share offering period to last for up to 36 months from the date of the commencement of the offering.

The Company's fiscal year-end is December 31.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation:  The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Organization and Offering Expenses:  Organization expenses, including reimbursement payments to the Adviser, are expensed on the Company's statement of operations. Offering costs prior to the commencement of operations are capitalized on the Company's statement of assets and liabilities as deferred charges until operations begin and thereafter will be amortized to expense over twelve months on a straight-line basis. Commencement of operations is considered to be the date the Securities and Exchange Commission (“SEC”) declares the Company's registration statement on Form N-2 effective. The company will charge all offering costs incurred after the commencement of operations against capital in excess of par value on the statement of assets and liabilities. Both organization and offering expenses were determined to be probable of repayment and determinable at October 20, 2014.

Cash and Cash Equivalents:  The Company considers all highly liquid investments, with maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Companies.

Terra Secured Income Fund 6, Inc.

Notes to Financial Statements
October 20, 2014

Note 2. Summary of Significant Accounting Policies  – (continued)

Income Taxes:  The Company intends to elect to operate so as to qualify to be taxed as a RIC as defined under Subchapter M of the Internal Revenue Code of 1986 (the “Code”). Generally, a RIC is not required to pay corporate-level federal income tax on income and gains distributed to shareholders provided that it distributes at least 90% of “investment company taxable income,” as defined in the Code, each year and meets specified source-of-income and asset diversification requirements. Dividends paid up to one year after the current tax year can be carried back to the prior tax year for determining the dividends paid in such tax year. The Company intends to distribute sufficient dividends to maintain its RIC status each year. The Company will also be subject to nondeductible federal excise taxes of 4% on undistributed income if it does not distribute an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year; (2) 98.2% of its capital gain net income for the one-year period ending on October 31 of the calendar year; and (3) any ordinary income and capital gain net income for the preceding year that were not distributed during such year and on which it paid no federal income tax.

Use of Estimates:  The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement, and reported amounts of income, expenses and gains and losses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Note 3. Initial Capital Contribution

The Company entered into a stock purchase agreement with Terra Capital Partners, LLC, (the “Sponsor”), an affiliate of the Company. On September 19, 2014, the Sponsor contributed cash consideration of $125,000 to purchase approximately 13,889 shares of common stock at $9.00 per share. On October 20, 2014, the Sponsor contributed an additional $50,000 to purchase approximately an additional 5,555 shares of common stock at $9.00 per share.

Note 4. Transactions with Affiliates

The Company intends to enter into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser. The Adviser is a subsidiary of the Sponsor. The Adviser is responsible for the Company's day-to-day operations. Pursuant to such Investment Advisory Agreement, the Adviser is expected to be paid a 2.0% base management fee and certain incentive fees, if applicable.

The services to be provided by the Adviser are expected to include, but are not limited to, accounting and administrative services. The Company is expected to reimburse the Adviser for the costs incurred by the Adviser to provide these services.

The Adviser, on behalf of the Company, paid organization and offering costs of approximately $55,176 and $573,193, respectively, as of October 20, 2014. Offering expenses consists of costs paid by the Adviser for the registration, marketing and distribution of the Company's shares. Organization costs include those expenses paid by the Adviser for the legal organization, drafting and filing of the Company’s bylaws and governance documents. These amounts include, but are not limited to legal, accounting, printing, and marketing costs.

Once the Company commences operations and has achieved the Minimum Offering Requirement, the Adviser is responsible for the payment of the Company’s cumulative organization and offering expenses to the extent such expenses exceed 1.5% of the gross proceeds from this offering of 100,000,000 shares, without recourse against or reimbursement by it. As a result, the Adviser will bear all organization and offering expenses in excess of 1.5% of the gross proceeds from this contemplated offering.

The Investment Advisory Agreement will become effective at the commencement of the offering.

Terra Secured Income Fund 6, Inc.

Notes to Financial Statements
October 20, 2014

Note 4. Transactions with Affiliates  – (continued)

Terra Capital Markets, LLC (the “Dealer Manager”), an affiliate of the Adviser, intends to act as dealer manager for the offering. In this role, it will manage a group of selling dealers, including other unaffiliated broker dealers who enter into Selected Dealer Arrangements with the Dealer Manager.

The Dealer Manager is expected to re-allow the full amount of the 7% selling commissions to selected dealers and may re-allow a portion of the 3% dealer manager fee to selected dealers for reimbursement of marketing expenses.

Note 5. Subsequent Events

The management of the Company has evaluated events and transactions through October 30, 2014, the date the financial statements were issued, and has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements other than those listed below.

For the period October 20, 2014 through October 30, 2014, the Company incurred additional offering costs of approximately $13,500.

On October 27, 2014, the Company’s Board of Directors resolved to change the fiscal year-end date to September 30.

APPENDIX A

FORM OF
TERRA INCOME FUND 6, INC.
SUBSCRIPTION AGREEMENT

[INSERT LOGO.]

TERRA INCOME FUND 6, INC. SUBSCRIPTION AGREEMENT
INSTRUCTION PAGE

PLEASE MAIL the properly completed and executed ORIGINALS of the subscription agreement with your check for the investment amount made payable to “UMB Bank, N. A. Corp., As Escrow Agent for Terra Income Fund 6, Inc.” to the address below:

UMB Bank, N. A. Corp. Trust & Escrow Services
Attn: Lara Stevens
1010 Grand Ave, 4th Floor
Kansas City, MO 64106

*	For IRA Accounts, mail investor signed documents to the IRA Custodian for signatures.

If you have any questions, please call your registered representative or Terra Capital Markets, LLC at (855) 858-0100.

Instructions to Subscribers

Section 1:  Indicate investment amount. Make all checks payable to “UMB Bank, N. A. Corp., As Escrow Agent for Terra Income Fund 6, Inc.”

Section 2:  Choose type of ownership:

➢	Non-Custodial Ownership

Accounts with more than one owner must have ALL PARTIES SIGN where indicated on Page A-4. Include ALL pages required as indicated in Section 2 for Pension Plans, Trusts or Corporate Partnerships.

➢	Custodial Ownership

IRA Accounts and other Custodial Accounts: Information must be completed BY THE CUSTODIAN. Have all documents signed by appropriate officers as indicated in their Corporate Resolutions (include Corporate Resolutions).

Section 3:  Include names, addresses, dates of birth and Social Security or Tax ID numbers for all investors or Trustees.

Section 4:  Choose Distribution Allocation option.

Section 5:  Have ALL owners initial and sign where indicated on Pages A-6 to A-7.

Section 6:  To be signed by the investor or authorized person.

Section 7:  To be signed and completed by your Financial Advisor or Registered Investment Adviser.

[This page intentionally left blank.]

TERRA INCOME FUND 6, INC. SUBSCRIPTION AGREEMENT

1.	YOUR INITIAL INVESTMENT

Make all checks payable to “UMB Bank, N. A. Corp., As Escrow Agent for Terra Income Fund 6, Inc.”

Investment Amount $	Brokerage Account Number

The minimum initial investment is 500 shares ($5,000).	(If applicable)

Cash, cashier’s checks/official bank checks in bearer form, foreign checks, money orders, third-party checks or traveler’s checks will not be accepted.

☐ I/WE AM/ARE EMPLOYEE (S) OF TERRA CAPITAL MARKETS, AN AFFILIATE, BROKER AND OR AN IMMEDIATE FAMILY MEMBER OF ONE OF THE ABOVE. I ACKNOWLEDGE THAT I WILL NOT BE PAID A COMMISSION FOR THIS PURCHASE, BUT WILL RECEIVE ADDITIONAL SHARES OF COMMON STOCK (“SHARES”) OF TERRA INCOME FUND 6, INC. (THE “COMPANY”) OR FRACTIONS THEREOF.

☐ CHECK HERE IF ADDITIONAL PURCHASE AND COMPLETE SECTION 3 BELOW.

2.	FORM OF OWNERSHIP (Select only one)

Non-Custodial Ownership	Custodial Ownership

☐ Individual or Joint Tenant (Joint accounts will be registered as joint tenants with rights of survivorship unless otherwise indicated)	Third-Party Administered Custodial Plan: IRA ROTH/IRA SEP/IRA SIMPLE OTHER
☐ Tenants in Common

☐

TOD – Optional designation of beneficiaries for individual joint owners with rights of survivorship or tenants by the entireties.(Please complete Transfer on Death Registration Form. You may download the form at www.tcp-us.com)

Name of Custodian __________________________________________________
Mailing Address ____________________________________________________
City State Zip ______________________________________________________
☐ Uniform Gift/Transfer to Minors (UGMA/UTMA) Under the UGMA/UTMA of the State of ______________________________________	Custodian Information (To be completed by Custodian above)
Custodian Tax ID # _________________________________________________
Custodian Account # ________________________________________________
Custodian Phone # __________________________________________________
☐ Pension Plan (Include Plan Documents)
☐ Trust (Include title and signature pages)
☐ Corporation or Partnership (Include Corporate Resolutions or Partnership Agreement)
☐ Other __________________________________________________________ (Include title and signature pages)
3.	INVESTOR INFORMATION Please print names(s) in which Shares are to be registered.
A.	Individual/Trust/Beneficial Owner

First Name Middle Name	Last Name Gender
Tax ID or SS#	Date of Birth (mm/dd/yyyy)
Street Address	City State Zip Code
If Non-U.S. Citizen, Specify Country of Citizenship	Daytime Phone Number
U. S. Driver’s License (if available) State of Issuance ______________ License number __________________

Any subscriber seeking to purchase Shares pursuant to a discount offered by us must submit such request in writing and set forth the basis for the request. Any such request will be subject to our verification.

B.	Joint Owner/Co-Trustee/Minor

First Name Middle Name	Last Name Gender
Tax ID or SS#	Date of Birth (mm/dd/yyyy)
Street Address	City State Zip Code
If Non-U.S. Citizen, Specify Country of Citizenship	Daytime Phone Number
For Transfer Agent Use Only Investor Check Date_____________ Check#_____________ Check Amount_____________ Owner Acct. Number_____________
C.	Residential Street Address (This section must be completed for verification purposes if mailing address in section 3A is a P.O. box).

Street Address____________________________ City___________________ State_____________ Zip Code_____________________

D.	Trust/Corporation/Partnership/Other (Trustee(’s) information must be provided in sections 3A and 3B).

Entity Name/Title of Trust Tax ID Number Date of Trust
E.	Government ID (Foreign citizens only) Identification documents must have a reference number and photo. Please attach a photocopy.

Place of birth City State/Providence Country
Immigration Status: ☐ Permanent resident ☐ Non-permanent resident ☐ Non-resident
Check which type of document you are providing:
☐ U.S. Driver’s License ☐ INS Permanent resident alien card ☐ Passport with U.S. Visa ☐ Employment Authorization Document
☐ Passport without U.S. Visa Bank Name (required) ____________________________ Account No. (required) _______________________
☐ Foreign national identity documents Bank address (required) __________________________ Phone No. (required) _____________________
Documents number and country of issuance Number for the document checked above _____________________________________
F.	Employer: ______________________________________ Retired: _____________________
4.	DISTRIBUTIONS

Complete this section to (A) enroll in the Distribution Reinvestment Plan; (B) to elect to receive distributions by check mailed to you at the address set forth in section 3A above; (C) to receive distributions by check mailed to alternate address; or (D) to elect to receive distributions by direct deposit (select only one option).

IRA accounts may not direct distributions without the custodian’s approval.

I hereby subscribe for Shares and elect the distribution option indicated below:

A. ________Distribution Reinvestment Plan (see Prospectus for details).*

B. ________Check Mailed to the address set forth in section 3A.

C. ________Check Mailed to alternate address.

D. ________Cash/Direct Deposit. Please attach a pre-printed voided check (Non-Custodian Investors only).

*	The Company requests that each investor that elects to have his or her distributions reinvested in the Distribution Reinvestment Plan agrees to notify the Company and the broker-dealer or registered investment adviser (“RIA”) named in this Subscription Agreement in writing at any time there is a material change in his or her financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which he or she resides. This request in no way shifts the responsibility of the Company’s sponsor, and participating broker-dealers and RIAs recommending the purchase of Shares, to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment based on information provided by you.

I authorize the Company or its agent to deposit my distribution to my checking or savings account. This authority will remain in force until I notify the Company in writing to cancel it. In the event that the Company deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Name/Entity Name/Financial Institution	Mailing Address
City State	Zip Code Account Number
Your Bank’s ABA/Routing Number Your Bank’s Account Number
PLEASE ATTACH COPY OF VOIDED CHECK TO THIS FORM IF FUNDS ARE TO BE SENT TO A BANK
Checking Acct. Savings Acct.
*	The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.

Signature	Signature
5.	SUBSCRIBER SIGNATURES

Please carefully read and separately initial each of the representations below. In the case of joint investors, each investor must initial. The undersigned hereby represents (or, in the case of fiduciary accounts, the person authorized to sign on such subscriber’s behalf) the following (you must initial each of the representations below):

Owner	Co-Owner

a)

I/We have a minimum net worth (not including home, home furnishings and automobiles) of at least $70,000 and a minimum annual income of at least $70,000; or I/we have a net worth (excluding home, home furnishings and automobiles) of at least $250,000; in the case of sales to fiduciary accounts, the suitability standards must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of Shares.

Owner	Co-Owner	b) I/We have received the Prospectus of Terra Income Fund 6, Inc.
Owner	Co-Owner	c) I/We am/are purchasing Shares for my/our own account.
Owner	Co-Owner	d) I/We acknowledge that Shares are not liquid.
Owner	Co-Owner	e) If an affiliate of the Company, I/we represent that the Shares are being purchased for investment purposes only and not for immediate resale.

Owner	Co-Owner

f)

If I am/we are a resident of Alabama, in addition to the general suitability standards above, I/we hereby represent that I/we have a liquid net worth of at least ten times my/our investment in this program and its affiliates.

Owner	Co-Owner

g)

If I am/we are a resident of Idaho, I/we must have either (i) an annual income of $85,000 and a net worth of $85,000 or (ii) a liquid net worth of $300,000. Additionally, my/our investment in the Company and any affiliated non-traded business development companies shall not exceed 10% of my/our liquid net worth. For these purposes, liquid net worth is the portion of my/our net worth that is cash, cash equivalents and readily marketable securities.

Owner	Co-Owner

h)

If I am/we are a resident of Iowa, I/we hereby acknowledge that in addition to the suitability standards above, Iowa requires that I/we limit my/our investment in non-traded business development companies, including my/our investment in the Company’s common shares and in its affiliates, to a maximum of 10% of my/our liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with generally acceptable accounting principles applicable in the United States.

Owner	Co-Owner

i)

If I/we am/are a resident of Kansas, I/we acknowledge that it is recommended by the Office of the Securities Commissioner that I/we limit my/our aggregate investment in the securities of the issuer and other non-traded business development companies to not more than 10% of my/our liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with generally acceptable accounting principles applicable in the United States.

Owner	Co-Owner

j)

If I/we am/are a resident of Maine, I/we acknowledge that it is recommended by the Maine Office of Securities that my/our aggregate investment in this offering and similar non-traded business development companies not exceed 10% of my/our liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Owner	Co-Owner

k)

If I am/we are a resident of Massachusetts, in addition to the suitability standards above, I/we certify that I/we will not invest over 10% of my/our liquid net worth in this offering and in other illiquid direct participation programs.

Owner	Co-Owner

l)

If I am/we are a resident of New Jersey, I/we must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000 or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my/our investment in the Company, the Company’s affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development programs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my/our liquid net worth.

Owner	Co-Owner

m)

If I/we am/are a resident of New Mexico, I/we certify that my/our investment in non-traded business development companies, including my/our investment in the Company’s common shares and in the Company’s affiliates, will be limited to a maximum of 10% of my/our liquid net worth. Liquid net worth is that portion of my/our net worth that is comprised of cash, cash equivalents and readily marketable securities.

Owner	Co-Owner

n)

If I/we am/are a resident of North Dakota, I/we certify that, in addition to the suitability standards relating to net income and net worth, I/we have a net worth of at least ten times my/our investment in the Company.

Owner	Co-Owner

o)

If I am/we are a resident of Ohio, I/we will limit my/our investment in shares of the Company’s common stock, in the Company’s affiliates and in other non-traded business development companies to not more than 10% of my/our liquid net worth. Liquid net worth is that portion of my/our net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities,

Owner	Co-Owner

p)

If I am/we are a resident of Oklahoma, I/we certify that, in addition to the suitability standards above, my/our purchases of the Company’s common shares will not exceed 10% of my/our net worth (not including home, home furnishings and automobiles).

Owner	Co-Owner	q) If I/we am/are a resident of Oregon, I/we certify that my/our investment in the Company and in the Company’s affiliates will be limited to a maximum of 10% of my/our net worth.

6. IMPORTANT INFORMATION
Substitute IRS Form W-9 Certification:
I/we declare that the information supplied in this subscription agreement is true and correct and may be relied upon by the Company in connection with my/our) investment in the Company. Under penalties of perjury, each investor signing below certifies that (1) the number shown in the Social Security Number/Tax ID Number field in Section 3 of this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. person (including a non-resident alien). NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Owner Signature	Date

Co-Owner Signature	Date

By signing below, you hereby acknowledge receipt of the Prospectus, not less than five (5) business days prior to the signing of this Subscription Agreement. The Prospectus is available at www.sec.gov. You are encouraged to read the Prospectus carefully before making any investment decisions. You agree that if this subscription is accepted, it will be held, together with the accompanying payment, on the terms described in the Prospectus. You agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion. You understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within 15 days from the date your subscription is received and accepted, and that the sale of Shares pursuant to this subscription agreement will not be effective until at least five business days after the date you have received a final Prospectus.

By signing below, you also acknowledge that you have been advised that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; there are risks associated with an investment in the Shares; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and Social Security/Tax ID number. We may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with your then current financial advisor. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

By signing below, you also acknowledge that:

•	You do not expect to be able to sell your Shares regardless of how the Company performs.
•	If you are able to sell your Shares, you will likely receive less than your purchase price.
•	The Company does not intend to list the Shares on any securities exchange during the offering period or for what may be a significant time thereafter, and it does not expect a secondary market in the Shares to develop.
•	Although the Company has implemented a share repurchase program, only a limited number of Shares are eligible for repurchase. Any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase. The Company may suspend or terminate its share repurchase program at any time.
•	You may not have access to the money you invest for an indefinite period of time until the Company completes a liquidity event. Moreover, there is no assurance that the Company will ever complete a liquidity event.
•	An investment in the Shares is not suitable for you if you need access to the money you invest.
•	Distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

Owner Signature	Date

Co-Owner Signature	Date

7. BROKER-DEALER/FINANCIAL ADVISOR INFORMATION

All sales of securities must be made through a broker-dealer, Please fill out the appropriate Purchase Discount Certification form and attach. If an RIA introduces a sale, the sale must be conducted through the RIA in his or her capacity as a registered representative of a broker-dealer. The Financial Advisor/RIA must sign below to complete the order (Section 5 must be completed).

The undersigned confirms on behalf of the broker-dealer that they (i) are registered and/or properly licensed in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor’s prospective purchase of the Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered or made available current prospectus of the company relating to the Shares for which you have subscribed, as supplemented and amended through the date hereof (the “Prospectus”) and related supplements, if any, to such investor; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vii) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor’s suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing the Company and the tax consequences of purchasing and owning Shares; and (viii) in the case of an RIA, that the purchase of Shares is in the best interests of the investor. The undersigned Financial Advisor/RIA further represents and certifies that in connection with this subscription for Shares, he/she has complied with and has followed an applicable policies and procedures under his/her firm’s existing Anti-Money Laundering Program and Customer Identification Program.

Broker-Dealer	Financial Advisor Name/RIA
Advisor Mailing Address
City State Zip Code
Advisor No. Branch No.	Telephone No.
Email Address	Fax No.
Financial Advisor Signature/RIA Date	Branch Manager Signature Date

Signature of Custodians(s) or Trustees(s) (if applicable). Current Custodian must sign if investment is for an IRA Account.

Authorized Signature (Custodian or Trustee)	Date

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 100,000,000 Shares of

Common Stock

[INSERT TERRA LOGO.]

PRELIMINARY PROSPECTUS

           , 2014

PART C

Other Information

Item 25.	Financial Statements and Exhibits
(1)	Financial Statements

The following financial statements of Terra Income Fund 6, Inc. are included in Part A of this Registration Statement:

(2)	Exhibits

(a)(1)	Articles of Incorporation of the Registrant.**
(a)(2)	Form of Articles of Amendment and Restatement of the Registrant.*
(b)	Form of Amended and Restated Bylaws of the Registrant.*
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A and incorporated herein by reference).*
(e)	Form of Distribution Reinvestment Plan.**
(g)(1)	Form of Investment Advisory and Administrative Services Agreement by and between the Registrant and Terra Income Advisors, LLC.*
(h)(1)	Form of Dealer Manager Agreement by and among the Registrant, Terra Income Advisors and Terra Capital Markets, LLC.**
(h)(2)	Form of Selected Dealer Agreement (included as Exhibit A to the Dealer Manager Agreement).**
(j)	Custodian Agreement, dated as of [ ], by and between the Registrant and [ ].
(k)(1)	Form of Escrow Agreement by and among the Registrant, UMB Bank, N.A. and Terra Capital Markets, LLC.**
(l)	Form of Opinion of Venable LLP.*
(n)(1)	Consent of Venable LLP (incorporated by reference to Exhibit (l) hereto).*
(n)(2)	Consent of BPO USA, LLP.*
(n)(3)	Consent of Michael L. Evans.**
(n)(4)	Consent of Richard B. Jennings.**
(n)(5)	Consent of Robert E. Marks.**
(r)	Form of Code of Ethics.*

*	Filed herewith.
**	Previously filed.
Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

SEC registration fee	$136,400
FINRA filing fee	$150,500
Blue sky expenses	$750,000
Advertising and sales literature	$2,375,000
Accounting fees and expenses	$896,000
Legal fees and expenses	$4,450,000
Printing	$900,000
Seminars	$100,000
Due Diligence	$609,000
Miscellaneous fees and expenses	$4,633,100
Total	$15,000,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons Controlled by or Under Common Control

Not applicable.

Item 29.	Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock as of the date of this prospectus:

Title of Class	Number of Record Holders
Common stock, $0.001 par value	1
Item 30.	Indemnification

Limitation on Liability

The Registrant’s charter limits the personal liability of the Registrant’s directors and officers to the corporation or its stockholders for monetary damages. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

(a)	actual receipt of an improper benefit or profit in money, property or services; or
(b)	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

The Registrant’s charter contains a provision which limits directors’ and officers’ liability, subject to the limitations of Maryland law, the requirements of the 1940 Act and the additional limitations described below. In addition, the Registrant has obtained director’s and officer’s liability insurance.

Indemnification

Under the MGCL, a Maryland corporation is required (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding. In addition, a Maryland corporation may indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to its directors, officers and certain other parties upon the corporation’s receipt of (a) a written affirmation by the party of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Registrant’s charter obligates the Registrant, subject to the limitations of Maryland law, the requirements of the 1940 Act and the additional limitations described below, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee or (iii) Terra Income Advisors of any of its affiliates acting as an agent for the Registrant, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding.

Notwithstanding the foregoing, the Registrant’s charter prohibits the Registrant from holding harmless a director, Terra Income Advisors or any of its affiliates for any loss or liability suffered by the Registrant or indemnifying such person for any loss or liability suffered by him, her or it unless all of the following conditions are met:

(a)	the party seeking indemnification has determined, in good faith, that the course of conduct which caused the loss or liability was in the Registrant’s best interest;
(b)	that the party seeking indemnification was acting on behalf of or performing services for the Registrant;
(c)	the liability or loss of the party seeking indemnification was not the result of the indemnitee’s negligence or misconduct, in the case that the party seeking indemnification is Terra Income Advisors, any of its affiliates or any officer of the Registrant, Terra Income Advisors or an affiliate of Terra Income Advisors, and gross negligence or willful misconduct in the case that the party seeking indemnification is a director of the Registrant (and not also an officer of the Registrant, Terra Income Advisors or an affiliate of Terra Income Advisors); and
(d)	such indemnification or agreement to hold harmless is recoverable only out of the Registrant’s net assets and not from the Registrant’s stockholders.

Furthermore, under the Registrant’s charter, any director, Terra Income Advisors or any of its affiliates, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(a)	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular indemnitee;
(b)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or
(c)	a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Registrant were offered or sold as to indemnification for violations of securities laws.

Under the Registrant’s charter, the advancement of company funds to a director, Terra Income Advisors or any of its affiliates for legal expenses and other costs, as incurred, as a result of any legal action for which the indemnification is being sought is permissible only if all the following conditions are satisfied:

(a)	the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Registrant;
(b)	the indemnitee provides the Registrant with written affirmation of such indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met;
(c)	the legal action is initiated by a third party who is not a stockholder, or the legal action is initiated by a stockholder and a court of competent jurisdiction specifically approves of such advancement; and
(d)	the indemnitee or its affiliates undertake to repay the advanced funds to the Registrant, together with the applicable legal rate of interest thereon, in cases in which such indemnitee is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to the Registrant and the Registrant’s stockholders against the indemnified individuals. The aforementioned charter provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to the Registrant or the Registrant’s stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Advisors

A description of any other business, profession, vocation, or employment of a substantial nature in which Terra Income Advisors and each manager or executive officer of Terra Income Advisors, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management — Board of Directors and Executive Officers,” “Portfolio Management” and “Investment Advisory and Administrative Services Agreement.” Additional information regarding Terra Income Advisors and its officers and managers is set forth in its Form ADV, as filed with the SEC, (SEC File No.     ) and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Act, and the rules thereunder, are maintained at the offices of:

(1)	the Registrant, Terra Income Fund 6, Inc., 805 Third Avenue, 8th Floor, New York, New York 10022;
(2)	the Transfer Agent, DST Systems, Inc., 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594;
(3)	the Custodian, [ ];
(4)	the advisor, Terra Income Advisors, LLC, 805 Third Avenue, 8th Floor, New York, New York 10022; and

(5)	the administrator, Terra Income Advisors, LLC, 805 Third Avenue, 8th Floor, New York, New York 10022.
Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

The Registrant hereby undertakes:

(1)	to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, the Registrant’s NAV declines more than 10% from the Registrant’s NAV as of the effective date of this registration statement, or (ii) the Registrant’s NAV increases to an amount greater than the Registrant’s net proceeds as stated in the prospectus;
(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;
(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(3)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(5)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(6)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amended Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 30, 2014.

Terra Income Fund 6, Inc.

By:	/s/ Bruce D. Batkin Name: Bruce D. Batkin Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Bruce D. Batkin Bruce D. Batkin	Chief Executive Officer and Director (Principal Executive Officer)	October 30, 2014
/s/ Gregory M. Pinkus Gregory M. Pinkus	Chief Financial Officer and Chief Operating Officer (Principal financial and accounting officer)	October 30, 2014
/s/ Simon J. Mildé Simon J. Mildé	Chairman of the Board of Directors	October 30, 2014